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04010135

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peugeot SA

*CURRENT ADDRESS

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3531 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 2/26/04

PSA PEUGEOT CITROEN



2003 annual results

2003: good resilience in a challenging environment

- Worldwide unit sales:
  3,286,100 vehicles, versus 3,267,500 in 2002
- Consolidated operating margin:
  €2,195 million, versus €2,913 million in 2002
- Net income:
  €1,497 million, versus €1,690 million in 2002
- Earnings per share:
  €6.14 versus €6.65 in 2002
- Net financial position of the manufacturing and sales companies:
  €563 million, versus €594 million in 2002

Sales

In millions of euros

	2002	2003	Δ
Automobile Division	*43,951*	*43,684*	*- 0.6%*
Banque PSA Finance	*1,700*	*1,724*	*+ 1.4%*
Gefco	*2,646*	*2,742*	*+ 3.6%*
Faurecia	*9,866*	*10,123*	*+ 2.6%*
Other businesses	*1,003*	*968*	*- 3.5%*
Intra-company eliminations	*(4,730)*	*(5,003)*	-
Total PSA Peugeot Citroën	*54,436*	*54,238*	*- 0.4%*

Février 2004

PSA PEUGEOT CITROËN

- The euro's appreciation against all of our operating currencies reduced consolidated sales by 1.9%.
  At constant exchange rates, sales were up 1.5% for the year
- Automobile Division sales declined by 0.6%, reflecting the combination of:
  - The impact of the stronger euro (- 1.6%)
  - The 0.6% growth in worldwide sales
  - The price effect (+ 1.5%)
  - The unfavorable country mix

Operating margin

In millions of euros

	2002	2003	Δ
Automobile Division	*2,183*	*1,281*	*- 41.3%*
Banque PSA Finance	*319*	*418*	*+ 31%*
Gefco	*134*	*143*	*+ 6.7%*
Faurecia	*251*	*303*	*+ 20.7%*
Other businesses	*26*	*50*	-
Total PSA Peugeot Citroën	*2,913*	*2,195*	*- 24.6%*

Février 2004

PSA PEUGEOT CITROËN

- Consolidated operating margin:
  - 4% of consolidated sales, versus 5.4 % in 2002
  - The currency effect reduced the margin by 1.1 point (€588 million)
- Operating margin of the non-automobile businesses:
  - €914 million, up 25.2% on 2002
- Accounting standards:
  - Automobile R&D outlays have been expensed, unlike at most of the leading European competitors. Based on the 2002 full-year and first-half 2003 accounts published, the capitalisation and depreciation of their development expenditure added around one point to their operating margin

Change in Automobile Division operating margin

In millions of euros

	YOY Change
Currency effect	*- 567*
Volume and mix	*- 548*

Février 2004

PSA PEUGEOT CITROËN

- Currency effect:
  A negative €567 million, of which:
  - €308 million from the British pound
  - €79 million from Eastern European currencies
- In all, the stronger euro reduced Automobile Division operating margin by 1.3 points
- Changes in volumes, product mix and country mix:
  Aggregate negative impact of €548 million, of which:
  - €84 million from lower volumes
  - €311 million from the product mix (Citroën replacement cycle and ahead of the Peugeot 406 replacement)
  - €154 million from the country mix
    (due to weaker French demand)

Change in Automobile Division operating margin

In millions of euros

	YOY Change
Price effect	*+ 36*
Production cost savings	*+ 554*

- Positive price impact of €36 million:
  Prices were raised in almost all markets, offsetting higher marketing costs
- Production cost savings:
  - Gross gain of €570 million
  - Reduced by a €16 million increase in raw material prices

Change in Automobile Division operating margin

In millions of euros

	YOY Change
Increase in R&D budget	*- 209*

Février 2004

PSA PEUGEOT CITROËN

- R&D expenses rose €209 million over the year, reflecting preparation of the new vehicle introduction program and the renewal of the engine range in 2004, 2005 and 2006

Change in Automobile Division operating margin

In millions of euros

2002 Automobile margin	*2,183*
Currency effect	*- 567*
Volume and mix	*- 548*
Price effect	*+ 36*
Production cost savings	*+ 554*
Increase in R&D budget	*- 209*
Increase in personnel costs	*- 154*
Other	*- 14*
2003 Automobile margin	*1,281*

Février 2004

PSA PEUGEOT CITROËN

- Increase in personnel costs: €154 million.
  Amounts allocated under profit-sharing programs were reduced by €71 million due to the decline in operating margin

Banque PSA Finance

In millions of euros

	2002	2003	Δ
Total loans outstanding *at December 31*	*18,687*	*19,580*	*+ 4.8%*
Revenues	*1,700*	*1,724*	*+ 1.4%*
Operating margin	*319*	*418*	*+ 31%*

Février 2004

PSA PEUGEOT CITROËN

- Number of vehicles financed: 845,900 (up 5.5%)
- Percentage of Peugeot and Citroën vehicles financed: 26.4%, versus 25.3% in 2002
- Growth in loans outstanding including securitised loans (up 4.8%) and in revenues (up 1.4%)
- Operating margin:
  - Up 31%
  - 2.2% margin on average outstandings, versus 1.8% in 2002
  - Higher financial margin on new contracts
  - General operating expenses under control
  - Net charges to allowances for credit losses up slightly, but still quite low at 0.48% of average net outstandings, versus 0.40% in 2002
  - Negative currency effect (€9 million)

Gefco

In millions of euros

	2002	2003	Δ
Revenues	*2,646*	*2,742*	*+ 3.6%*
Operating margin	*134*	*143*	*+ 6.7%*

- Sales rose 3.6%.
  At constant exchange rates, sales were up 4.4% for the year
- Network (part and full-load transport) revenues:
  €1,407 million (up 2.4%)
  - Weak economic environment in France and Germany
  - International expansion, particularly in Eastern Europe and the Mercosur region
- Automotive revenues: €1,021 million (up 3.5%)
- Supply (logistics and overseas) revenues:
  €295 million (up 8.1%)
  - Growing contribution from logistics platforms
- Operating margin:
  - 5.2% of sales, versus 5.1% in 2002
  - Growing contribution from higher value-added businesses
  - Sustained productivity gains

Faurecia

In millions of euros

	2002	2003	Δ
Revenues	*9,866*	*10,123*	*+ 2.6%*
Operating margin	*251*	*303*	*+ 20.7%*

Février 2004

PSA PEUGEOT CITROËN

- Sales rose 8.3%, excluding catalytic converter sales, the currency effect and changes in scope of consolidation
  - Seats: €4,353 million (up 8%, or 10.3% at constant exchange rates)
  - Other interior modules: €3,506 million (up 1.2%, or 7.3% at constant exchange rates and scope of consolidation)
  - Exhaust systems: €1,588 million (down 10.7% or up 0.4% excluding catalytic converter sales, the currency effect and changes in scope of consolidation
  - Front end assemblies: €676 million (up 13.9%)
- Operating margin improved
  - Higher sales
  - Impact of procurement plan and productivity gains
  - Deployment of the Program Management System, with a direct impact on new product start-up costs
  - Careful management of administrative and selling costs

Group income

In millions of euros

	2002	2003
Operating margin	*2,913*	*2,195*
Cost of early termination plan	*(158)*	*(19)*
Restructuring costs	*(124)*	*(42)*
Interest expense, net	*(25)*	*(23)*
Other income and expense, net	*19*	*204*
Income before tax of fully-consolidated companies	*2,625*	*2,315*
Income taxes	*(777)*	*(685)*
Net income of fully-consolidated companies	*1,848*	*1,630*
Net earnings of companies at equity	*22*	*46*
Amortisation of goodwill	*(163)*	*(158)*
Net income before minority interests	*1,707*	*1,518*
Net income	*1,690*	*1,497*

Février 2004

PSA PEUGEOT CITROËN

- Other income and expense, net:
  - €204 million, corresponding mainly to the €160 million capital gain on the sale of marketable securities
- Tax rate unchanged at 29.6%
- Net earnings of companies at equity: DPCA results
  - Sales: CNY 10,879 million (up 17.6%)
  - Operating margin: CNY 976 million (9% of sales), after a one-off write-down of CNY 326 million in intangible assets
  - Net income: CNY 447 million
- Earnings per share: €6.14, versus €6.65 in 2002



Cash generated by the manufacturing and sales companies
In millions of euros
4,059
330
2,790
2,962
1,427
3,547
(224)
3,007
3,123
200
2002
2003
Working capital provided by operations
Change in WCR
Gross capital expenditure
Total investment
Free cash flow
Février 2004
PSA PEUGEOT CITROËN

- Working capital provided by operations declined by 12.6%, as a direct result of the lower Automobile Division operating margin
- Working capital requirement increased by €224 million:
  - New vehicle inventories
    - December 31, 2002: 269,500 vehicles
    - December 31, 2003: 288,500 vehicles
- Total operating cash flow:
  €3,323 million, versus €4,389 million in 2002
- Capital expenditure:
  - Slightly up in the Automobile Division
    (€2,574 million, versus €2,357 million in 2002)
  - Stable in the non-automobile divisions
    (€446 million, versus €445 million in 2002)
  - In line with the target of €3,000 million a year
- Other investments:
  - TPCA: further capital injection (€118 million)
  - DPCA: share issue and acquisition of shares held by Chinese financial institutions (€73 million)

Net financial position of the manufacturing and sales companies

In millions of euros



594
563
Dec. 31, 2002
Dec. 31, 2003

Février 2004

PSA PEUGEOT CITROËN

- Dividends paid in 2003: €325 million
- Share buybacks: €186 million, corresponding to the purchase of 4,894,675 shares at an average price of €38.08 per share
- November 24, 2003: cancellation of 16,000,000 shares, representing 6.18% of common stock. Issued capital now comprises 243,109,146 shares
- 4,086,884 shares held in treasury at December 31, 2003, or 1.68% of issued capital

Review and Outlook

- 2003 performance: good resilience
- Increasing our efficiency
  - *Driving forward fundamental strategies*
  - *Maintaining a sound pricing policy*
  - *Accelerating cost cutting*
- Gaining new impetus
  - *A broad, ambitious product plan that will speed up*
  - *Technologies maximising benefits for the largest possible number of customers*
  - *International expansion in our priority regions*
- Conclusion

Février 2004

PSA PEUGEOT CITROËN

Increasing our efficiency: driving forward fundamental strategies

- The platform strategy
- The cooperation strategy
- The manufacturing efficiency program

Février 2004

PSA PEUGEOT CITROËN

Cooperation with Ford

- Percentage of PSA Peugeot Citroën diesel engines produced by the cooperative venture:

2001:	*3.2%*
2002:	*21.5%*
2003:	*33.1%*
2004:	*63.5%*

Driving forward:
Manufacturing efficiency

Improving manufacturing efficiency

Average vehicle assembly time
(European assembly plants)

Hours per vehicle
Base 100 in 2001


100
89
83
76
70
64
2001
2002
2003
2004
2005
2006

Février 2004

PSA PEUGEOT CITROËN

Increasing our efficiency: maintaining a sound pricing policy

- Focus on retail sales
- Limit sales in countries where the currency effect is the worst
- Ensure convergence of our car prices in Europe

Février 2004

PSA PEUGEOT CITROËN

Maintaining a healthy pricing policy

Market share in the UK and Spain

(cars and light commercial vehicles)

In %

2003	Spain	UK
Retail	*25.1*	*13.8*
Fleet and rental car	*18.4*	*10.4*
Total	*22.4*	*11.9*

Février 2004

PSA PEUGEOT CITROËN

Increasing our efficiency: accelerating cost cutting

- Purchasing
- Capital expenditure
- R&D
- Mercosur

Février 2004

PSA PEUGEOT CITROËN

Automobile Division R&D expenditure

(including upgrades of existing models)

As a % of Division sales


3.9
4.5
4.6
5.2

	2000	2001	2002	2003
In millions of euros	*1,459*	*1,849*	*2,019*	*2,250*

Février 2004

Gaining new impetus: a broad-based, ambitious product plan that will speed up

- 6 new models to be launched in 2004

- 2 new powertrains to be launched in 2004

A broad, ambitious product plan

Peugeot 406 sales


In units
300,000
Peugeot 407 target
57,000
193,400
219,900
228,100
252,900
258,300
198,000
132,700
101,300
1995
1996
1997
1998
1999
2000
2001
2002
2003

Gaining new impetus: technologies maximising benefits for the largest possible number of customers

- HDI diesel engine and particulate filter
- Robotised manual gearbox
- Hybrids: Stop & Start

Février 2004

PSA PEUGEOT CITROËN


Hybrids
Improved fuel economy
% reduction in fuel consumption/petrol
40
25
5
Diesel hybrid
Diesel Stop & Start
Diesel
Petrol hybrid
Petrol Stop & Start
Petrol
Additional cost/petrol
Février 2004
PSA PEUGEOT CITROËN

Gaining new impetus: expanding internationally in our priority regions

- Central Europe, Russia and Turkey
- Mercosur: new cars
- China:
  - *Sales doubled from 2001 to 2003*
  - *Capacity will double in 2006*

Février 2004

PSA PEUGEOT CITROËN

Registrations and market share in Central Europe and Turkey


In units
73,700
85,700
95,200
112,700
126,000
19,000
37,600
14,800
19,000
38,300
6.1%
5.1%
6.3%
10.5%
7.9%
12.5%
12.0%
13.1%
10.6%
1999
2000
2001
2002
2003
Central Europe
Turkey

Février 2004

PSA PEUGEOT CITROEN

2004: a year of transition

- 1st half:
  European sales performance and consolidated results in line with 2nd half 2003
- 2nd half:
  Upturn in Automobile Division performance and sustained improvement in Banque PSA Finance, Gefco and Faurecia results
- 2004, for the Group:
  Moderate growth in sales and operating margin around the same as in 2003

PSA PEUGEOT CITROËN

Exhibits


Worldwide unit sales
(cars and light commercial vehicles)
In units
up 0.6%
3,267,500
3,286,100
2002
2003
Sales: vehicles sold to dealers
Février 2004
PSA PEUGEOT CITROËN

Western European registrations

(cars and light commercial vehicles)

In thousands of units



down 1.5%
16,218.0
15,977.6
down 2.1%
2,512.1
2,460.0
Market
PSA
2002
2003

Growth in Western European markets in 2003

(cars and light commercial vehicles)



In %
4.9
Spain
1.9
United-Kingdom
- 0.7
Germany
- 1.5
Europe
- 2.6
Others
- 4.2
Italy
- 6.2
France

Change in market share in Western Europe in 2003

(cars and light commercial vehicles)

In % points



1.2
Japanese
0.5
Koreans
0.1
BMW
- 0.1
GM
- 0.1
PSA
- 0.2
Ford
- 0.2
DaimChrysler
- 0.2
Renault
- 0.3
VW
- 0.9
Fiat


Market share in Western Europe
(cars and light commercial vehicles)
In %
2002
2003
33.9 33.2
22.6 22.4
15.5 15.4
13.3 11.9
9.6 10.9
5.4 5.9
14.8 15.3
Europe
France
Spain
United-Kingdom
Italy
Germany
Others
Février 2004
PSA PEUGEOT CITROËN


2003 market share in Western Europe
(cars and light commercial vehicles)
In %
33.2
24.2
22.7
22.4
20.5
16.3
12.4
12.1
12.0
11.9
11.4
10.9
10.4
9.7
9.0
5.9
10%
France
Denmark
Belux
Spain
Portugal
The Netherlands
Finland
Norway
Greece
United-Kingdom
Sweden
Italy
Switzerland
Austria
Ireland
Germany
Février 2004
PSA PEUGEOT CITROEN

- 2004 targets:
  - At least 10% market share in every European country except Germany
  - 6.5% market share in Germany
- In 2003, in 16 European markets:
  - Market share exceeds 10% in 13 countries
  - Market share between 9 and 10% in 2 countries
  - Germany: sustained progress towards the target
- Compared with December 31, 2002, market share exceeded the targeted 10% in three additional countries:
  - Italy: 10.9%, versus 9.6%
  - Sweden: 11.4%, versus 9.7%
  - Switzerland: 10.4%, versus 9.1%


Change in Group registrations in Europe in 2003
(cars and light commercial vehicles)
In %
8.4 Italy
7.7 Germany
4.0 Spain
0.8 Others
- 2.1 Europe
- 8.2 France
- 9.1 United-Kingdom
Février 2004
PSA PEUGEOT CITROËN


Unit sales outside Western Europe
(assembled vehicles and CKD components)
In thousands of units
up 15.0%
710.5
817.3
2002
2003
Février 2004
PSA PEUGEOT CITROEN

- Sales outside Western Europe: 24.9% of the consolidated total, versus 21.7% in 2002
- Central and Eastern Europe and Turkey:
  216,900 vehicles (up 28.6%)
- Latin America:
  108,300 vehicles (down 1.0%)
- China:
  104,000 vehicles (up 21.7%)

PSA PEUGEOT CITROËN



2003
annual results

Content

PSA Peugeot Citroën Group



Management's discussion and analysis

1. Automobile business

In 2003, the global automobile market expanded 2% to 57.2 million passenger cars and light commercial vehicles.

The European market dipped 1.5% year-on-year to 15,977,600 passenger cars and light commercial vehicles; however, volumes showed signs of recovering in the second half in a more competitive environment. The French market was one of the worst hit, registering a fall of 6.2%. The Italian market contracted 4.2% and the German market was down by a more modest 0.7%. By contrast, the UK market expanded 1.9% and the Spanish market gained an impressive 4.9%.

All told, the Asian markets grew 11.3%. China was once again the key growth driver, with passenger car registrations rising by over 80% to some 2,000,000 units. In Latin America, the Argentinean automobile market staged a 42% recovery, but the Brazilian market fell 8%. Lastly, the automobile markets in Central Europe and Turkey turned the page on the previous years' declines, expanding 25% in 2003.

Against this backdrop, the Group's global sales rose 0.6% to 3,286,100 vehicles from 3,267,500 in 2002.

In Western Europe, Peugeot and Citroën passenger car and light commercial vehicle registrations totaled 2,460,000 units. The 2.1% decrease compared with 2002 was close to the 1.5% decline in the market as a whole. PSA Peugeot Citroën's market share held firm across the 17 European countries at 15.4%, versus 15.5% in 2002, despite the unfavorable impact of the sharp drop in the French market. In France, the Group's penetration rate fell back to 33.2% from 33.9% in 2002, in a market shaped by escalating promotional spending. In the United Kingdom, as previously announced, the Group followed a more selective marketing policy and scaled back its presence in the fleet and rental car markets, where low margins have been further eroded by the British pound's weakness against the euro. This strategy led to a fall in the Group's UK market share to 11.9% from 13.3% in 2002. In Germany, the Group added 0.5 point to its market share which, at 5.9%, is not far off the 2004 target of 6.5%. In Italy, Peugeot and Citroën lifted their combined market share from 9.6% to 10.9%, helped by the success of the Citroën C3, while in Spain, their penetration rate held firm at 22.4% compared with 22.6% in 2002. Lastly, the Group's aggregate market share in the other countries of Western Europe improved significantly, rising from 14.8% in 2002 to 15.3% last year. With 2003 market shares in excess of the 10% target in 14 of the 17 countries of Western Europe and in the range of 9 to 10% in Austria and Ireland, the Group now has a far better balanced European business base.

Outside Western Europe, the Group sold a total of 817,300 passenger cars and CKD units (561,500 Peugeot units and 255,800 Citroën units), up 15.0% on 2002. In 2003, markets outside Western Europe represented 24.9% of total sales by the Group, compared with 21.7% the previous year.

In Central and Eastern Europe – including Turkey – volumes were 28.6% higher, at 216,900 units. Sales in the six main Central European countries – Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia – and Turkey climbed 31% to 174,100 units, helped by more buoyant demand. The Group's penetration rate held firm at 12.7% versus 12.6% in 2002, including market shares of 12.4% in Poland and 11.3% in Turkey.

Group sales have expanded steadily in Russia. In 2003, they reached 12,200 units, representing 7% of the imported vehicle market. To build on this success, Peugeot has recently decided to set up a local subsidiary to handle imports, promote the Peugeot marque and provide marketing support to the dealer network, starting in 2004.

In China, PSA Peugeot Citroën sold 104,000 cars in 2003. Volumes rose 21.7% compared with 2002 and were nearly double the 2001 level. At the beginning of 2004, PSA Peugeot Citroën and its local partner, Dongfeng Motors, announced that production capacity at Dongfeng Peugeot Citroën Automobiles (DPCA) would be lifted to 300,000 vehicles per year in the second half of 2006. DPCA's ambitious product plan and the 2004 launch of the Peugeot brand in the local market should ensure that production output and sales continue to grow at a brisk pace.

In Iran, a total of 199,200 CKD units were sold in 2003 – including 192,300 Peugeot units – compared with 156,500 the previous year, representing an increase of 27.3%.

In Latin America, the persistently depressed economic conditions led to a 1% decline in PSA Peugeot Citroën sales volume, to 108,300 cars. Peugeot and Citroën registrations in Brazil contracted 13% in a market down 8%, trimming the Group's market share to 4.3% from 4.5% in 2002.

The success enjoyed by the Peugeot 206 since its launch in 1998 continued unabated in 2003. With sales of 819,700 units, down by 1.5% on 2002, the model held onto its market share. This represented an extremely resilient performance in a lackluster market, reflecting sustained demand for the SW and coupe-cabriolet versions.

The multi-award winning Peugeot 307 launched in April 2001 also performed well. Sales climbed 3% to 559,400 units, helped by the September 2003 launch of a sports coupe-cabriolet version of the 307.

Growth in Citroën sales was powered by the successful C3, including the new C3 Pluriel version, which chalked up 372,600 sales. In the sub-compact segment, Citroën's colors are being carried by the new C2 launched in the fourth quarter of 2003. With 56,100 units sold in 2003, this new model has got off to a promising start.

Sales of the Citroën Berlingo and Peugeot Partner regained momentum, following the October 2002 launch of restyled versions of both models. Berlingo sales expanded 8.7% to 180,400 vehicles and Partner sales surged 15% to 135,100 units.

Lastly, the success of the Peugeot 807 and Citroën C8 drove a more than twofold increase in MPV sales in 2003, to 62,200 units.

2. Sales

Consolidated sales dipped 0.4% to €54,238 million from €54,436 million in 2002. The decline was entirely due to the fall in all of the Group's currencies against the euro – at constant exchange rates, sales rose 1.5% year-on-year.

2.1. Manufacturing and sales companies

The following table shows the contribution of the Group's manufacturing and sales companies to consolidated sales:

(in millions of euros)	2003	2002	2001
Automobile	43,684	43,951	41,524
Gefco	2,742	2,646	2,643
Faurecia	10,123	9,866	9,611
Other businesses	968	1,003	976
Inter-company eliminations	(4,834)	(4,560)	(4,466)
Total PSA Peugeot Citroën	52,683	52,906	50,288

Automobile division sales contracted 0.6% to €43,684 million. Unfavorable exchange rates had a negative impact of 1.6%, reflecting the fall in all of the Group's currencies against the euro. Growth in Peugeot and Citroën global volumes increased sales revenues by 0.6% and higher average prices had a 1.5% positive impact, but changes in the sales mix had a negative impact.

Gefco's 2003 revenues totaled €2,742 million, up 3.6% on 2002. Excluding the currency effect, revenues climbed 4.4% over 2002.

Network (part and full-load transportation) revenues expanded 2.4% to €1,407 million, reflecting the development of international services, especially in Eastern Europe and the Mercosur region, which offset the effects of lackluster economic conditions in France and Germany. Automotive (vehicle preparation and distribution) revenues totaled €1,021 million, an increase of 3.5%. Supply (logistics and sea and air freight) revenues grew 8.1% to €295 million, powered by steadily rising throughput at the Havre international automobile parts logistics platform and the Peugeot Motocycles platform.

Faurecia reported sales of €10,123 million, an increase of 2.6% over 2002. On a like-for-like basis – excluding the effect of changes in prices of the precious metals used in the manufacture of exhaust systems, exchange rates and the scope of consolidation – the increase was 8.3%.

Car seat sales totaled €4,353 million, an increase of 8% over 2002 and 10.3% excluding the currency effect. In the first half of the year, volumes were boosted by production ramp-ups for a large number of models, as well as by the contribution of the new Vigo plant in Spain, which came on stream during the summer of 2002. In the second half, market conditions were more difficult and European automobile production declined; in spite of this, car seat sales expanded 3.2%, helped by the ramp-up or launch of new models.

Sales of other vehicle interior modules came to €3,506 million, up 1.2% over 2002. At constant exchange rates and consolidation scope, the year-on-year increase was 7.3%.

Exhaust system sales retreated 10.7% on a published basis but inched up 0.4% like-for-like, excluding catalytic converters and at constant exchange rates and consolidation scope.

Front-end sales totaled €676 million, up 13.9% over 2002.

2.2. Banque PSA Finance revenues

In 2003, new retail financing was provided for 845,900 vehicles, an increase of 5.5% over 2002. The total includes 656,700 new vehicles, up 5.4%. All told, Banque PSA Finance financed 26.4% of the vehicles sold by Peugeot and Citroën, representing a 1.1-point rise compared with the previous year's penetration rate. The volume of used vehicle financing rose 5.6% to 189,200 units. This rate of growth was achieved without any lowering of the finance companies' risk acceptance standards, in order to preserve the credit quality of the loan book.

As of December 31, 2003, outstanding loans totaled €19,580 million, including securitized loans which have been removed from Banque PSA Finance's balance sheet. In June 2001, Crédipar – the Bank's French subsidiary – sold €1,000 million worth of automobile loans to a special purpose vehicle which in turn issued asset-backed securities to international institutional investors. After deducting the loans that have matured since June 2001, the asset pool as of December 31, 2003 stood at €721 million. In July 2002, Crédipar and the Bank's Spanish branch sold €1,500 million worth of automobile loans to the special purpose vehicle. The asset pool has been kept at this level ever since, through the sale of new automobile loans to replace the original loans when they reach maturity. As of December 31, 2003, automobile loans totaling €2,144 million were securitized under the two operations described above.

Outstanding loans – including securitized loans – as of December 31, 2003 were 4.8% higher than at end-2002. Growth in retail and lease financing compensated for a decline in wholesale financing to just above the end-2001 level.

(in millions of euros)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Outstanding loans, including securitized loans			
- Retail and lease financing	15,068	13,878	12,863
- Wholesale financing	4,512	4,809	4,352
Total Banque PSA Finance	**19,580**	**18,687**	**17,215**

After deducting automobile loans sold under the two securitization programs described above, year-on-year increases were as follows:

(in millions of euros)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Outstanding loans, excluding securitized loans			
- Retail and lease financing	12,924	11,378	11,863
- Wholesale financing	4,512	4,809	4,352
Total Banque PSA Finance	**17,436**	**16,187**	**16,215**

Total financing revenues break down as follows:

(in millions of euros)	2003	2002	2001
From third parties	1,555	1,530	1,375
Inter-company	169	170	212
Total Banque PSA Finance	1,724	1,700	1,587

Total revenues climbed 1.4% in 2003 compared with the previous year. Revenues from the sale of maintenance, insurance and other financing-related services increased 10.8% to €123 million.

3. Operating margin

In February 2003, the Group announced that it had set as its target for the year an operating margin of €3,000 million, including a 5% margin for the Automobile division. In the second quarter, the French market contracted sharply, while the euro strengthened, particularly against the British pound and the East European currencies. In light of these developments and their impact on results for the first six months of the year, at the end of July the Group announced revised operating margin targets of 3.7% for the Automobile division and 4.7% for the Group as a whole. During the second half of the year, these two trends did not reverse as had been expected, leading the Group to adjust its targets at the end of October, to 3% for the Automobile division and €2,100 million for the Group as a whole.

Operating margin
(in millions of euros – as a % of sales)


5.1 %
5.4%
4.0%
2,652
2,913
2,195
2001
2002
2003

Reported operating margin came to €2,195 million, down 24.6% on €2,913 million in 2002. The margin rate stood at 4% of consolidated sales, versus 5.4% the previous year. The downswing was entirely attributable to the Automobile division – all of the other divisions increased their contributions to Group operating margin. Automobile division profitability was weakened by the sharp rise in the euro and the unfavorable change in the sales mix, caused primarily by the drop in the French market.

3.1. Operating margin by business – manufacturing and sales companies

(in millions of euros)	2003	2002	2001
Automobile	1,281	2,183	1,992
Gefco	143	134	119
Faurecia	303	251	262
Other businesses	50	26	31
Total	1,777	2,594	2,404

Automobile division operating margin came to €1,281 million versus €2,183 million in 2002, representing a fall of 41.3%. The margin rate retreated to 2.9% of sales from 5.0% the previous year.

The main factors underlying the fall in the division's operating margin are as follows:

- Changes in exchange rates reduced operating margin by €567 million. The 10% rise in the euro against the British pound (the average exchange rate climbed to 0.692 from 0.629) had a negative impact of €308 million, and its appreciation against the Central European currencies trimmed €79 million from the total. All told, the stronger euro cut the margin rate by 1.3 point.
- Changes in volumes and sales mix had an adverse impact of €548 million. This includes €154 million arising from changes in geographic mix – mainly due to the fall in the French market – and €311 million attributable to changes in product mix, reflecting the impact of the Citroën product replacement cycle and weakness in the upper-midsize segment as car buyers waited for the introduction of the restyled Peugeot 406.
- For the second year running, the price effect was positive, adding €36 million to operating margin. Prices were raised in most markets. The biggest hikes were in certain European markets, as part of the drive to align prices throughout Europe, as well as in countries whose currencies had depreciated the most against the euro. These adjustments more than offset increased promotional spend, in the face of stiffer competition.
- Gross production cost savings came to €570 million. However, the effect on operating margin was partly offset by the estimated €16 million impact of higher raw materials costs (mainly steel), with the result that net production cost savings were at €554 million.
- Increases in employee compensation had an estimated impact of €154 million. This figure takes into account a €71 million reduction in statutory employee profit-sharing and incentive bonuses, which are based on operating margin. In all, €179 million were granted to Group employees under these programs, including €161 million to Automobile division employees.
- Research and development spending was increased by €209 million, to support the major program of product and engine range replacements and extensions scheduled for 2004, 2005 and 2006.
- Depreciation and amortization expense and other capital expenditure-related costs were €62 million higher.

Gefco's operating margin grew 6.7% to €143 million from €134 million in 2002. The margin rate climbed to 5.2% of sales from 5.1% the previous year.

This improvement was attributable to:

- Higher activity levels, reflecting the positive effects of the ongoing internationalization strategy and growth in logistics services.
- Sustained efforts to make the business more competitive, by raising prices, bringing down operating and purchasing costs and improving network efficiency.

The related benefits were partly offset, however, by higher costs, the effect of passing on price reductions to customers, exchange losses and increased information system depreciation and amortization costs.

Faurecia's operating margin came in at €303 million compared with €256 million in 2002, representing 3% of sales versus 2.6%.

Operating margin was boosted by the 8.3% growth in 2003 sales. In addition:

- The new purchasing plan set up in 2002 helped to limit the impact of higher raw materials and steel costs.
- Productivity increased, thanks to the restructuring measures decided in 2001 and 2002, as well as improved performance under the handful of programs that were generating below-average margins.
- Rollout of the new PMS (Program Management System) helped to reduce start-up costs for the 2003 programs.
- Administrative and selling expenses were tightly controlled, remaining flat at the equivalent of 2.9% of sales.

3.2. Research and development costs – manufacturing and sales companies

As in prior years, the Group's total 2003 research and development costs were recorded directly in the income statement. This accounting policy differs from that followed by most of the other leading European carmakers, which capitalize part of their development costs and amortize them through the income statement over several years.

Research and development costs for 2003 totaled €2,098 million, an increase of 12.5% on the previous year.

Automobile division research and development spend was increased by 12.8% in 2003 to €1,840 million, to support the major program of product and engine range replacements and extensions scheduled for 2004, 2005 and 2006. The Group is standing by its goal of bringing out 26 new models in the period 2003-2006. After slowing in recent years, the product introduction program will be stepped up in 2004, when 6 new models and 2 new engine families will be unveiled.

In 2003, the division spent the equivalent of 4.2% of its sales on research and development. Development costs on existing vehicles, for new versions, new engines and restyles, are reported under "cost of sales" in order to reflect actual production cost more accurately and provide a better measure of sales margins. Including these costs, aggregate research and development spend by the Automobile division came to €2,250 million, representing the equivalent of 5.2% of the division's sales.

Automotive Equipment division gross research and development spend totaled €532 million, representing the equivalent of 5.3% of sale. After deducting costs billed on to customers, the net spend rose 12.1% compared with 2002, to €241 million or 2.4% of sales.

3.3. Banque PSA Finance operating margin

Banque PSA Finance operating margin surged to €418 million in 2003 from €319 million the previous year. 2003 operating margin was boosted by improved lending margins and a significant rise in outstanding loans, two factors which also shaped the Bank's performance in 2002. Growth in average net outstanding loans added €52 million to Banque PSA Finance's operating margin, and the marked improvement in lending margins had a positive impact of €77 million. Credit losses rose by a modest €16 million in 2003 and the loss rate inched up to 0.48% of outstanding loans before securitizations, a level above the previous year's 0.40% but still significantly below the industry average. Changes in exchange rates had a negative impact of €9 million, corresponding mainly to the conversion into euros of the results of operations in the United Kingdom. General operating expenses remained flat, after the currency effect, confirming the benefits of the restructuring plan underway since 2000 that will gradually lead to the creation of an integrated organization across Europe. Under Group accounting policies related to loan securitizations, the lending margin on securitized loans is included in the revenues from Banque PSA Finance's retained interest on an accrual basis. Consequently, the 2001 and 2002 securitizations have no impact on operating margin.

The operating margin rate improved significantly, rising to 2.2% of outstanding loans from 1.8% in 2002.

3.4. Personnel costs

Personnel costs break down as follows:

(in millions of euros)	2003	2002	2001
Automobile	5,775	5,569	5,339
Gefco	320	290	276
Faurecia	1,863	1,877	1,745
Other businesses	150	184	178
Total manufacturing and sales companies	**8,108**	**7,920**	**7,538**
Banque PSA Finance	109	115	111
Total PSA Peugeot Citroën	**8,217**	**8,035**	**7,649**

Personnel costs rose 2.3% compared with 2002, reflecting individual pay rises (see 3.1) and a small increase in the number of employees:

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Automobile	134,700	133,300	129,700
Gefco	8,400	8,000	7,700
Faurecia	51,900	52,200	49,700
Other businesses	2,700	2,900	3,300
Total manufacturing and sales companies	**197,700**	**196,400**	**190,400**
Banque PSA Finance	2,200	2,200	2,100
Total PSA Peugeot Citroën	199,900	198,600	192,500

4. Net income

Net income for the year contracted to €1,497 million from €1,690 million in 2002, representing 2.8% of sales versus 3.1%.

Earnings per share stood at €6.14 versus €6.65 in 2002. There were no dilutive instruments outstanding.

During 2003, the Group bought back 4,894,675 Peugeot S.A. shares (net of shares sold during the year) at an average price of €38.08 per share. The transactions were carried out under the stockholder authorizations given at the General Meetings of May 15, 2002 and May 28, 2003. On November 24, 2003, the Group canceled 16,000,000 Peugeot S.A. shares, representing 6.18% of the capital.

As of December 31, 2003, Peugeot S.A.'s capital stock was made up of 243,109,146 common shares, including 4,086,884 shares held in treasury stock. As of the 2002 year-end, 259,109,146 shares were issued and outstanding, including 15,208,709 shares held in treasury stock.

The average number of shares outstanding during the year used to compute earnings per share was 243,902,478 in 2003 versus 254,201,332 in 2002.

4.1. Early-termination plan costs – manufacturing and sales companies

The €19 million charge recorded in the 2003 income statement corresponds to the adjustment of the reserves booked in prior years in respect of the early-termination plan for older employees of the Automobile division and Automotive Equipment division in France.

The plan will remain open until February 2005 to all other front-line workers in the Automobile division aged 57 and over (56 and over at Sochaux plant). Technical and plant supervisory staff aged 58 and over are also eligible for early-termination up until February 2005. The aim of the plan, which was extended to Faurecia in 2001, is to speed up the pace of improvement in manufacturing efficiency, while maintaining jobs in a period of steady business growth. There are no plans to further extend the eligible population.

As of December 31, 2003, the early-termination plan reserves carried in the consolidated balance sheet totaled €423 million, including €405 million for the Automobile division and €13 million for the Automotive Equipment division. At that date, 12,994 employees were concerned by the plan, including 746 employees at Faurecia.

4.2. Restructuring costs – manufacturing and sales companies

In 2003, restructuring costs amounted to €42 million. The bulk of this amount – €34 million – concerned the restructuring of Faurecia facilities in France and Germany.

4.3. Net interest expense – manufacturing and sales companies

Net interest expense for 2003 stood at €23 million compared with €25 million in 2002.

4.4. Other income and expense

Other income and expense represented net income of €204 million in 2003 versus income of €19 million the previous year. The breakdown is as follows:

(in millions of euros)	2003	2002	2001
Manufacturing and sales companies	209	22	193
Finance companies	(5)	(3)	(4)
Total PSA Peugeot Citroën	204	19	189

The 2003 figure includes €160 million in gains on the sale of marketable securities.

4.5. Income taxes on income of fully-consolidated companies

The tax charge breaks down as follows:

(in millions of euros)	2003	2002	2001
Manufacturing and sales companies	563	666	750
Finance companies	122	111	85
Total PSA Peugeot Citroën	685	777	835

The €685 million tax charge on income of fully consolidated companies in 2003 represents an effective tax rate of 29.6% based on pre-tax income of €2,315 million. The 2002 tax charge was €777 million and the effective tax rate was roughly the same as in 2003.

4.6. Net earnings of companies at equity

Companies accounted for by the equity method contributed €46 million to Group income, up from €22 million in 2002. This amount corresponds primarily to the Group's equity in the earnings of entities set up to manage cooperation agreements between PSA Peugeot Citroën and other carmakers. These include the joint ventures with Renault, for the manufacture of engines and transmissions, and with Fiat, as well as Toyota Peugeot Citroën Automobiles (TPCA), which will manufacture entry-level Toyota, Peugeot and Citroën vehicles based on a common platform, starting in 2005. The 2003 and 2002 figures also include the contribution of the DPCA joint venture in China, for €32 million and €10 million respectively. The accounts of DPCA were produced far more quickly in 2003 and its reporting periods now match those of the Group, whereas in 2002 the joint venture was accounted for by the equity method based on accounts closed at September 30. Consequently, the 2003 figure covers the fifteen month period from October 2002 to December 2003. In addition, the Group's interest in DPCA's capital was raised to 31.9% in January 2003 from 26.9% previously.

DPCA's sales for the twelve months of calendar 2003 totaled CNY 10,879 million, an increase of 17.6% on the previous 12-month period. The company's operating margin stood at CNY 976 million, representing 9% of sales. This amount is stated net of a CNY 326 million impairment charge on intangible assets. Net interest expense came to CNY 190 million and exchange losses – mainly on DPCA's euro-denominated debt – represented CNY 282 million. After deducting income taxes of CNY 57 million, the company ended the year with net income of CNY 447 million.

4.7. Amortization of goodwill

Goodwill amortization amounted to €158 million in 2003 versus €163 million in 2002.

In the Finance division, goodwill amortization concerns Crédipar and amounted to €5 million in 2003. Goodwill amortization in the Automotive Equipment division concerns Bertrand Faure (€42 million), Faurecia Exhaust Systems (€9 million) and the Sommer Allibert automobile business (€69 million). In addition to these routine amortization charges, calculated over 20 years, an impairment charge of €28 million was recorded in respect of the Gefco KN goodwill. Efforts to restore Gefco KN's margins have been frustrated by the economic slowdown in Germany that has lasted since 2001. The company is expected to return to break-even in 2004.

Group financing

1. Analysis of cash flows

1.1. Cash flows from operating activities – manufacturing and sales companies

Net cash provided by operations of the manufacturing and sales companies totaled €3,323 million in 2003 compared with €4,389 million the previous year.

Working capital provided by operations and gross capital expenditure – manufacturing and sales companies



Working capital provided by operations
Gross capital expenditure
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,440
4,059
3,547
2,938
2,790
3,007
2001
2002
2003
Working capital provided by operations as a % of sales
6.8%
7.7%
6.7%

Working capital provided by operations of the manufacturing and sales companies contracted by 12.6% in 2003 to €3,547 million. The decline is the direct result of the Automobile division's lower operating margin.

Working capital of the manufacturing and sales companies climbed €224 million in 2003, after being reduced by €330 million in 2002.

Changes in working capital by business were as follows:

(in millions of euros)	2003	2002	2001
Automobile	(297)	372	(367)
Gefco	(23)	27	17
Faurecia	(71)	84	(127)
Other businesses	167	(153)	55
Total manufacturing and sales companies	(224)	330	(422)

Automobile division working capital increased by €297 million after decreasing by €372 million in 2002.

New vehicle inventories – including inventories of the captive dealer network – rose by 19,000 units compared with their December 31, 2002 level. However, the number was down by 59,000 units compared with June 30, 2003, in keeping with the goals of the inventory reduction programs announced last July.

(units)	Manufacturer	Captive dealer network	Total
December 31, 2001	222,900	49,400	272,300
June 30, 2002	229,000	51,000	280,000
December 31, 2002	216,500	53,000	269,500
June 30, 2003	287,000	60,500	347,500
December 31, 2003	239,600	48,900	288,500

Automotive Equipment division working capital rose €71 million, after decreasing €84 million in 2002.

1.2. Cash flows from operating activities – finance companies

Operating activities of the finance companies generated a net cash inflow of €251 million in 2003 as opposed to a net outflow of €43 million in 2002.

Working capital provided by operations – corresponding more or less to net income – amounted to €343 million in 2003 compared with €239 million the previous year. Changes in operating assets and liabilities had a negative impact of €92 million in 2003 and €282 million in 2002. These figures correspond to the combined effect of changes in outstanding loans, invested funds designed to guarantee the Bank's liquidity, and refinancing, plus the effect of changes in other operating receivables and payables.

1.3 Cash flows from investing activities

Gross capital expenditure totaled €3,020 million in 2003, versus €2,802 million in 2002. These figures are in line with the Group's medium-term target of capping capital budgets at €3,000 million per year. The main programs concern new product launches, expansion of the Group's geographic footprint and the construction of new production capacity in Eastern Europe. The platform strategy has proved highly effective in containing capital expenditure by allowing dedicated plant and tooling to be reused for all vehicles developed on the same platform.

Capital expenditure breaks down as follows by business:

Gross capital expenditure

(in millions of euros)	2003	2002	2001
Automobile	2,574	2,357	2,398
Gefco	54	51	85
Faurecia	354	351	436
Other businesses	25	31	19
Total manufacturing and sales companies	**3,007**	**2,790**	**2,938**
Banque PSA Finance	13	12	9
Total PSA Peugeot Citroën	**3,020**	**2,802**	**2,947**

Proceeds from fixed asset disposals amounted to €148 million in 2003, close to the €177 million generated in 2002.

Cash outlays for acquisitions of shares in consolidated and non-consolidated companies represented €257 million in 2003. PSA Peugeot Citroën took up its share of the Dongfeng Peugeot Citroën Automobile (DPCA) share issue, carried out to finance the second phase in the development of the Group's Chinese operations, and also bought out the interests in DPCA held by Chinese financial institutions. These transactions represented a total investment of €73 million and had the effect of raising the Group's stake in DPCA from 26.9% to 31.9%. The Group also injected a further €118 million in capital in Toyota Peugeot Citroën Automobile (TPCA), to help finance the construction of the Kolin plant in the Czech Republic. As from 2005, the new plant will manufacture three models – one Peugeot, one Citroën and one Toyota – based on the platform developed jointly by the two groups. In 2002, cash outlays for acquisitions of shares in consolidated and non-consolidated companies represented €81 million, corresponding mainly to the Group's contribution to the initial capital of TPCA.

1.4. Cash flows from financing activities

Including the finance companies, financing activities generated a net cash outflow of €71 million in 2003, compared with a €2,474 million net outflow in 2002

Dividend payments by Peugeot S.A. totaled €325 million versus €294 million in 2002. A total of €186 million were invested in the buyback of 4,894,675 Peugeot S.A. shares (net of shares sold during the year) at an average price of €38.08 per share. Of the total, €147 million are included in stockholders' equity under "Treasury stock" and €39 million – corresponding to shares acquired for allocation on exercise of stock options – are included in assets under "Short-term investments".

2. Consolidated financial position

2.1. Stockholders' equity

Net income for 2003 helped to further increase the Group's stockholders' equity, which rose to €11,864 million as of December 31, 2003 from €10,984 million one year earlier.

Net assets per share, based on the number of shares outstanding excluding treasury stock, rose 10.2% to €49.64 as of December 31, 2003 from €45.03 at the previous year end. As of December 31, 2003, net assets per share represented 1.23 times the share price.

2.2. Net financial position – manufacturing and sales companies

The net financial position of the manufacturing and sales companies, which is described in detail in note 41 to the consolidated financial statements, represents the best indicator of the Group's financial position with regard to outside sources of financing. For the manufacturing and sales companies, it represents net cash and cash equivalents – corresponding to cash and short-term investments less short-term financing – and the difference between long-term borrowings and long-term loans.

As of December 31, 2003, the manufacturing and sales companies had net cash of €563 million, compared with €594 million as of end-2002.

The year-on-year decrease stems from the difference between the €3,323 million net cash inflow from operating activities and the sum of the €3,123 million net cash outflow from investing activities, the €366 million paid out in dividends and the €186 million invested in share buybacks. At the level of net financial position, the effect of these net outflows was partly offset by the €160 million in gains realized on the sale of marketable securities, the €126 million in dividends paid by Banque PSA Finance, and the classification under "Short-term investments" of €39 million worth of Peugeot S.A. shares acquired for allocation on exercise of stock options granted in 2003.

3. Supplementary pension and other post-retirement benefit obligations

PSA Peugeot Citroën Group employees in certain countries are entitled to pension or supplementary pension benefits, payable annually, or lump sum retirement bonuses paid at the time of retirement. Some of these plans are defined benefit plans, under which benefit payments are determined based on a range of criteria including the employee's age, years of service, salary level and benefit entitlements under the social security system. Others are defined contribution plans entitling employees to fixed benefits determined by the capital built up through employee and employer contributions to external funds, including the reinvested yield from the investment of these funds on the financial market.

Group policy emphasizes defined contribution plans, which are more effective in guaranteeing future benefits and also avoid exposing the Group to financial risks related to benefit obligations. In 2002, the Group set up defined contribution plans in Spain and Brazil.

In France, the Group has curtailed its defined benefit plan. Under the terms of the curtailment, participating employees no longer acquire any further benefit entitlements under the plan beyond June 30, 2002 except for those employees who were over 59 years old at that date. The plan has been replaced by a defined contribution plan set up for all employees whose compensation exceeds the ceiling for French social security contributions. The new plan is funded by employer and employee contributions set at 4% and 2% respectively of the portion of salary in excess of the social security ceiling. The Group's benefit obligations under the former defined benefit plan at June 30, 2002, towards employees who were less than 59 years of age at that date, have been transferred in full to a leading insurance company, in exchange for a lump sum payment of €384 million.

Along with this major change in pension benefit arrangements in France, the defined benefit plans set up by the Group for the employees of its UK subsidiaries have been closed to new entrants effective from May 2002. Employees recruited after the plans were closed are covered by a new defined contribution plan whereby the employer adds to contributions paid by each employee. Other employees continue to be covered by the former defined benefit plans. In 2002, employee contributions to these plans were increased to 4% of salary from 3% previously.

The present value of the Group's benefit obligations under the remaining defined benefit plans is calculated in accordance with Statement of Financial Accounting Standards (SFAS 87).

The obligations are funded by contributions to external institutions responsible for managing the funds set up to finance future benefit payments. The type of institution depends on the applicable legislation in each country concerned. The level of funding is adjusted at regular intervals to take account of changes in the amount of related benefit obligations, in line with the Group's policy of externally funding its obligation. Reserves have been booked in the consolidated balance sheet to cover any shortfall in funds.

The total benefit obligation is calculated at the end of each year as explained above. The periodic pension cost, determined after taking into account funds managed by external institutions, corresponds to:

- The service cost, representing the additional rights acquired by employees during the year, generally based on their period of service with the Group.
- Interest cost, corresponding to adjustments to the present value of the opening vested rights of employees to take account of the fact that the period to the future benefit payment date has been reduced by one year.
- Amortization of deferred items resulting from changes in certain assumptions underlying each three-yearly actuarial valuation, and the difference between the actual return on external funds and the standard return on long-term investments.
- Less the standard yield on the external funds for the year.

In 2003, the Group reviewed the assumptions used to calculate benefit obligations and periodic pension cost, in the light of the year's developments. The discount rate applied to future benefit obligations under euroland plans was lowered from 5.25% to 4.50% and the rate for UK plans was reduced from 6% to 5%. The inflation rate for euroland plans was raised by 0.25 points to 2%. Lastly, the expected yield on external funds was lowered from 6.50% to 6.00% for France plans and from 7.25% to 7.00% for UK plans.

As of December 31, 2003, the discounted present value of future benefit obligations stood at €3,194 million versus €2,725 million at end-2002. Changes in actuarial assumptions had the effect of increasing the projected benefit obligation by €478 million. The main changes concerned the economic and financial parameters used to determine the discount rate. In 2003, the total impact of the changes in these parameters was €364 million, including €252 million related to the reduction in the discount rate applied in the UK and €68 million arising from the lower euroland discount rate. The service cost, mainly under UK plans, and discounting adjustments had the effect of increasing the projected benefit obligation by €220 million, while the inclusion of the "Pensionskasse" plan for Peugeot Deutschland employees added €58 million. These increases were partly offset by the €124 million in benefits paid during the year and the €105 million in translation adjustments.

As of December 31, 2003, deferred items amortized over the average remaining service lives of employees, amounted to €1,242 million, compared with €981 million at end-2002. The increase includes €364 million in actuarial differences arising from the change in economic and financial parameters discussed above, partly offset by €57 million in amortization for the year and €46 million in translation adjustments.

External funds used to finance benefit payments rose to €1,792 million as of December 31, 2003 from €1,668 million at end-2002. The increase reflects the funds' yield, as well as the inclusion of €66 million in external funds related to the "Pensionskasse" plan for Peugeot Deutschland employees.

Reserves carried on the balance sheet in respect of the portion of benefit obligations not covered by external funds amounted to €307 million as of December 31, 2003 and €247 million at end-2002.

The Group has no obligation to pay additional contributions to external funds, other than in the United Kingdom, apart from the obligation to pay benefits when they fall due. In the United Kingdom, based on the present value of external funds, the Group may be required by local regulations to pay a maximum of €70 million in additional contributions in each of the next three years.

The charge recorded in accordance with the standards described above amounted to €165 million in 2003, compared with €130 million in 2002 excluding the effect of the curtailment of the French plan. The estimated charge for 2004 is €210 million. The increase compared with 2003 mainly relates to higher amortization charges on deferred items and changes in actuarial assumptions.

Return on capital employed

1. Definition and methods

Return on capital employed (ROCE) has been selected as the standard indicator of the Group's overall financial performance. Capital employed includes the value of all operating assets and liabilities used by the Group in its business operations. Return on capital employed is measured on the basis of income generated by capital employed, which corresponds mainly to operating margin plus or minus the other income and expense items included in the ROCE calculation.

Pre-tax ROCE corresponds to the ratio of income generated by capital employed to total capital employed at December 31 of each year. The definition and the calculation of capital employed, income generated by capital employed and return on capital employed are presented in note 43 to the consolidated financial statements.

After-tax ROCE is calculated on the basis of a standard income tax rate of 33 1/3%, corresponding to the average tax rate applied to the Group's recurring results of operations.

2. Capital employed

Capital employed stood at €16,040 million as of December 31, 2003, an increase of €633 million over the year-earlier figure. The growth in Automobile division capital employed stemmed from the modest rise in capital expenditure in 2003, and the temporary increases in inventory and working capital. The rise in Banque PSA Finance capital employed is attributable to the growth in equity capital to support the expansion of the loan portfolio. Faurecia's capital employed contracted due to goodwill amortization, and tight control over capital expenditure and working capital.

Capital employed

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Automobile	10,223	9,687	9,828
Banque PSA Finance	1,786	1,680	1,490
Gefco	448	405	430
Faurecia	3,871	3,943	4,071
Other businesses and consolidation adjustments	(288)	(307)	(165)
Total PSA Peugeot Citroën	16,040	15,407	15,654

3. Return on capital employed (ROCE)

After-tax ROCE declined to 9.3% in 2003 from 12.4% in 2002. The decrease stemmed from the twin effects of lower operating margin and higher capital employed. Automobile division after-tax ROCE fell to 9.6% from 16.0%.

Return on capital employed (%)


Automobile
Group
18
16
14
12
10
8
6
4
2
0
14.4
16.0
9.6
11.0
12.4
9.3
2001
2002
2003

Management of financial risks

1. Manufacturing and sales companies

PSA Peugeot Citroën is exposed to financial risks in connection with its automobile business and other manufacturing activities, including the risk of losses due to unfavorable changes in exchange rates affecting the currencies of countries where it manufactures products –primarily in the euro zone– and the countries in which these products are sold. The introduction of the euro at the beginning of 1999 has had the effect of reducing these risks, which now primarily concern the British pound and, to a lesser extent, the Argentine peso, the Brazilian real, the Central European currencies and the Japanese yen.

Currency risks of the Automobile division are managed primarily by having the manufacturing companies bill the sales companies in the sales companies' local currency, except in those rare cases where the sales company's local currency is not convertible. Currency risks on these inter-company billings are systematically hedged by means of forward contracts maturing on the invoice settlement date, which is determined based on the subsidiaries' operating cycle. The hedges are set up by a specialized subsidiary, PSA International, or on PSA International's instructions in the case of non-convertible currencies.

In accordance with these principles, currency risks on future sales are not hedged, with the result that future operating margin may vary depending on exchange rates. The Group has purchased Japanese yen and British pound put options to guarantee a minimum exchange rate for its vehicle sales in Japan and the United Kingdom. As of December 31, 2003, Japanese yen put options had been purchased on a nominal amount of JPY 59.4 billion, hedging all 2004 sales in Japan and 80% of sales until September 2005. The options' average strike price is JPY 117 per euro in 2004 and JPY 122 per euro in 2005. The British pound put options are on a nominal amount of GBP 1,602 million and cover 80% of 2004 sales in the UK. The average strike price is GBP 0.7073 per euro. The Group intends to purchase additional British pound put options in early 2004, in order to hedge all of its forecast sales for the year.

On the basis of 2003 figures, the Group estimates that a 1% fluctuation in the euro against all of the Group's other currencies would have an impact of around €64 million on consolidated operating margin. A 1% change in the pound-euro exchange rate would have an impact of around €31 million on consolidated operating margin. These estimated sensitivities do not take into account the effect of exercising the currency options described above.

The exposure of the Group's manufacturing and sales activities to changes in interest rates is not material.

The Group places significant emphasis on guaranteeing the security of payments for the goods and services delivered to customers. Relations with Peugeot and Citroën dealers are managed within the framework of the sales financing system described below. Appropriate mechanisms have been set up to guarantee the security of payments from other Group customers. Intercompany settlements are systematically covered against political risks whenever necessary.

2. Finance companies

The Group finance companies provide financing for dealer vehicle and replacement parts inventories and offer a wide range of loans and lease financing solutions to customers, together with related services. As a result, they are exposed to credit risks. Wholesale financing credit risks are spread across a large number of dealers and are managed internally by Credit Committees set up in each country as well as by a Group Credit Committee, based on clearly defined, closely monitored credit limits. Retail financing credit risks, which are spread across an even larger number of customers, are managed using credit-scoring procedures. In addition, significant individual credit risks are managed using procedures similar to those applied to manage wholesale financing credit risks.

Reserves are booked for residual risks, on a statistical basis, as soon as the financing is granted. The percentage of the total risk covered by a reserve is adjusted at regular intervals based on the Group's loss experience, determined country-by-country. Specific allowances are booked for significant individual risks, as soon as they are identified.

The bulk of the finance companies' refinancing needs are covered by the equity capital allocated to these companies, the issuance of debt securities and bank borrowings. The finance companies are therefore exposed to the risk of mismatches between assets and liabilities, in terms of maturities, currencies and interest rates. The Group's policy consists of neutralizing the impact of changes in interest rates and exchange rates on the finance companies' operating margin by using appropriate financial instruments to match interest rates and currencies between assets and liabilities.

The permanent need to have sufficient resources to refinance the finance business also exposes the Group to liquidity risks. These risks are covered as part of the financing strategy, by matching financing maturities to the related assets, by using cash reserves and unused confirmed lines of credit, by extensively diversifying financing sources and by maintaining adequate capital ratios at Banque PSA Finance.

The Group is exposed to counterparty risks on transactions carried out on financial markets in connection with the management of currency and interest rate risks and payment flows. It keeps these risks to a minimum through internal control procedures that restrict the choice of counterparties to leading banks and financial institutions.

Switch to IAS/IFRS

In order to prepare the transition to International Financial Reporting Standards (IFRS), which will be applicable as from 2005, during 2003 the Group conducted an in-depth review to identify:

- The main differences between the Group's current accounting policies and IFRS, in terms of accounting treatment and methods of valuation and presentation.
- The additional accounting disclosures required under IFRS.
- The required changes to information systems and circuits.
- The historical data to be obtained and analyzed to draw up the January 1, 2004 opening balance sheet under IFRS.

The main differences affecting consolidated stockholders' equity as of January 1, 2004 and/or future results of operations are as follows:

- Development costs fulfilling the criteria set out in IAS 38, which are currently recorded as expenses, will be capitalized. The amount capitalized as of January 1, 2004 will correspond to the cumulative value of qualifying development costs incurred in prior years, net of accumulated amortization. Stockholders' equity as of January 1, 2004 will be increased by an equivalent amount. In the statement of income, in periods of rising development expenditure, the change of method will have the effect of increasing consolidated operating margin, as the amounts capitalized will exceed the amortization charge on expenses capitalized in prior years.
- In accordance with IFRS 1, deferred actuarial items existing on pension benefit obligations as of January 1, 2004 will be posted to opening stockholders' equity at that date, and an equivalent amount will be recorded under "Reserves for retirement benefits". These actuarial differences are currently recorded off-balance sheet and amortized over the remaining service lives of the employees concerned. In the statement of income, these amortization charges will no longer be included in future periodic pension cost. Actuarial differences arising after January 1, 2004 will be recorded off-balance sheet and amortized over future periods.
- Financial assets held for sale will be valued at fair value and the resulting unrealized gain or loss will be held in stockholders' equity up until the date of sale. At present, financial assets held for sale are carried in the balance sheet under non-current and current financial assets at historical cost. Effective from January 1, 2004, when the assets are sold, the disposal gain or loss will be taken to the income statement and the revaluation difference will be written off from stockholders' equity.
- Recognition of revenues from vehicle sales with a buyback commitment will be deferred until the used vehicle is sold, whatever the duration of the buyback commitment and the sales channel. Currently, new vehicle sales with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases. The difference between the sale price and the buyback price is recognized over the leasing period. The profit corresponding to the difference between the resale value of the vehicle on the used car market and the cost of the new vehicle is recognized in the period when the vehicle is sold.

Transactions in progress as of January 1, 2004 will be restated and consolidated stockholders' equity at that date will be reduced by the amount of the margin realized on vehicles sold prior to January 1, 2004 with a buyback commitment. The vehicles concerned will be recorded under assets and the corresponding revenue will be recorded under deferred income. The effect on the statement of income will be limited to the change, from one year-end to the next, in the volume of vehicles sold with a buyback commitment:

- Peugeot S.A. shares acquired for allocation on exercise of stock options granted to the management and employees of Peugeot S.A. and related companies, which are currently recorded as assets under "Short-term investments", will be deducted from stockholders' equity. This change of method will have no impact on the statement of income. For the purpose of computing earnings per share, these shares will be considered as no longer being outstanding. This will have the effect of increasing earnings per share.

- Depending on the final provisions of the new draft standard on business combinations, it is probable that goodwill will no longer be amortized but will continue to be subject to an impairment test at each year-end. Goodwill is currently amortized by the straight-line method over a maximum of 20 years.

The additional information system developments required to produce IFRS accounts mainly concern Banque PSA Finance and have already been launched. The Group has also started collecting and analyzing the historical data needed to draw up the opening IFRS balance sheet, including data related to development costs and vehicle sales with a buyback commitment. 2004 will be devoted to completing this work, defining the necessary information circuits, auditing opening balance sheet data and monitoring developments concerning IFRS.

The Group will publish a full set of IFRS accounts for the 2004 fiscal year, in addition to accounts prepared in accordance with current Group standards.

PSA Peugeot Citroën Group

Consolidated financial statements
for the years ended
December 31, 2003, 2002 and 2001

In millions of euros

Consolidated statements of income

(in millions of euros)	2003	2002	2001
MANUFACTURING AND SALES COMPANIES			
Net sales	**52,683**	**52,906**	**50,288**
Operating expenses			
Cost of goods and services sold	(40,558)	(40,196)	(38,647)
Selling, general and administrative expenses	(8,250)	(8,251)	(7,504)
Research and development costs	(2,098)	(1,865)	(1,733)
	(50,906)	**(50,312)**	**(47,884)**
Operating margin	1,777	2,594	2,404
Early-termination plan costs	**(19)**	**(158)**	**(31)**
Other income and (expenses)			
Restructuring costs (note 9)	(42)	(124)	(115)
Interest income (expense), net (note 10)	(23)	(25)	(48)
Other income and (expense), net (note 11)	209	22	193
	144	**(127)**	**30**
Income before tax of fully-consolidated companies	**1,902**	**2,309**	**2,403**
Income taxes (note 13)	(563)	(666)	(750)
Net income of fully-consolidated manufacturing and sales companies	1,339	1,643	1,653
FINANCE COMPANIES			
Revenues			
From third parties	1,555	1,530	1,375
From Group manufacturing and sales companies	*169*	*170*	*212*
	1,724	**1,700**	**1,587**
Operating expenses (note 12)	**(1,306)**	**(1,381)**	**(1,339)**
Operating margin	418	319	248
Other income and (expenses), net	**(5)**	**(3)**	**(4)**
Income before tax of fully-consolidated companies	**413**	**316**	**244**
Income taxes (note 13)	(122)	(111)	(85)
Net income of fully-consolidated finance companies	291	205	159
Net income of fully-consolidated companies	**1,630**	**1,848**	**1,812**
Net earnings of companies at equity (note 18 c)	46	22	9
Amortization of goodwill	(158)	(163)	(140)
Net income before minority interests	**1,518**	**1,707**	**1,681**
(Income) loss attributable to minority interests	(21)	(17)	10
Net income	1,497	1,690	1,691
Basic earnings per €1 par value share (note 51)			
- average number of common shares outstanding	243,902,478	254,201,332	263,357,148
- in euros, per share	6.14	6.65	6.42
Diluted earnings per €1 par value share (note 51)			
- average potential number of shares	243,902,478	254,201,332	264,479,453
- in euros, per share	6.14	6.65	6.40

The notes on pages 32 to 101 are an integral part of the consolidated financial statements.

Consolidated balance sheets - Assets

(in millions of euros)	2003	2002	2001
MANUFACTURING AND SALES COMPANIES			
Goodwill (note 14)	**1,964**	**2,120**	**2,225**
Intangible assets (note 15)	**181**	**194**	**183**
Property, plant and equipment (note 16)	**12,158**	**11,545**	**11,461**
Investments			
Receivables and investment securities (note 17)	591	929	624
Investments in companies at equity (note 18)	550	351	215
Shares in non-consolidated companies (note 19)	63	85	238
	1,204	**1,365**	**1,077**
Other non-current assets			
Long-term deferred income taxes	415	308	184
Other non-current assets (note 20)	239	257	204
	654	**565**	**388**
Current operating assets			
Inventories (note 21)	6,660	6,167	6,218
Accounts and notes receivable (note 22)	3,363	3,381	3,451
Short-term income tax assets (note 25)	702	980	935
Other receivables (note 26)	2,636	2,619	2,585
Receivables from Group finance companies	*210*	*238*	*306*
	13,571	**13,385**	**13,495**
Current financial assets			
Loans	301	397	260
Short-term investments (note 27)	937	1,089	1,013
Cash and cash equivalents (note 28)	4,880	4,532	5,520
Current account balances from Group finance companies	*205*	*97*	*123*
	6,323	**6,115**	**6,916**
Total manufacturing and sales companies	36,055	35,289	35,745
FINANCE COMPANIES			
Goodwill (note 14)	**75**	**80**	**86**
Non-current assets			
Intangible assets (note 15)	42	30	21
Property and equipment (note 16)	51	51	52
Shares in non-consolidated companies (note 19)	13	-	-
Long-term deferred income tax assets	40	47	29
Investment securities	185	186	187
Other	45	16	19
	376	**330**	**308**
Accounts receivable			
Finance receivables (note 23)	17,185	15,732	15,740
Other customer loans (note 24)	112	295	242
Receivables from manufacturing and sales companies	*139*	*208*	*241*
	17,436	**16,235**	**16,223**
Other operating assets			
Short-term income tax assets (note 25)	84	63	53
Other receivables (note 26)	953	923	742
Receivables from manufacturing and sales companies	*79*	*65*	*41*
	1,116	**1,051**	**836**
Current financial assets			
Short-term investments (note 27)	2,268	2,261	1,406
Cash and cash equivalents (note 28)	738	762	811
Receivables from manufacturing and sales companies	-	-	*1*
	3,006	**3,023**	**2,218**
Total finance companies	22,009	20,719	19,671
Total assets	58,064	56,008	55,416

The notes on pages 32 to 101 are an integral part of the consolidated financial statements.

Consolidated balance sheets - Liabilities and stockholders' equity

(in millions of euros)	2003	2002	2001
Stockholders' equity (note 29)			
Common stock	243	259	259
Retained earnings	12,364	11,875	10,479
Treasury stock	(16)	(568)	(51)
Cumulative translation adjustment	(727)	(582)	(405)
	11,864	**10,984**	**10,282**
MANUFACTURING AND SALES COMPANIES			
Minority interests (note 30)	**617**	**640**	**689**
Non-current liabilities			
Long-term deferred income tax liabilities	1,329	1,104	1,163
Reserves for contingencies and liabilities (note 31)	1,623	1,727	1,394
Other long-term liabilities (note 32)	96	95	69
	3,048	**2,926**	**2,626**
Long-term debt (note 33)	**3,609**	**3,499**	**3,635**
Current liabilities			
Accounts and notes payable	10,021	9,912	9,173
Short-term income tax liabilities (note 36)	368	646	808
Other payables (note 37)	5,401	5,228	5,409
Due to Group finance companies	*96*	*84*	*86*
	15,886	**15,870**	**15,476**
Short-term debt			
Current portion of long-term debt (note 33)	270	311	299
Short-term financing and bank overdrafts (note 34)	2,350	2,451	3,920
Bank overdrafts from Group finance companies	*122*	*189*	*197*
	2,742	**2,951**	**4,416**
Total manufacturing and sales companies	**25,902**	**25,886**	**26,842**
FINANCE COMPANIES			
Minority interests (note 30)	**70**	**91**	**103**
Non-current liabilities			
Long-term deferred income tax liabilities	170	150	122
Reserves for contingencies and liabilities (note 31)	53	53	45
Subordinated and other debt	64	108	113
	287	**311**	**280**
Financing liabilities			
Bank borrowings	5,887	6,643	5,503
Other borrowings	12,009	10,426	10,597
Bank overdrafts	169	145	172
	18,065	**17,214**	**16,272**
Customer deposits			
Customer deposits	191	200	212
Deposits from Group manufacturing and sales companies	*132*	*97*	*123*
	323	**297**	**335**
Other operating liabilities			
Short-term income tax liabilities (note 36)	75	64	106
Other payables (note 37)	1,195	923	890
Due to Group manufacturing and sales companies	*283*	*238*	*306*
	1,553	**1,225**	**1,302**
Total finance companies	**20,298**	**19,138**	**18,292**
Total liabilities and stockholders' equity	**58,064**	**56,008**	**55,416**

The notes on pages 32 to 101 are an integral part of the consolidated financial statements.

Consolidated statements of cash flow

(in millions of euros)	2003	2002	2001
MANUFACTURING AND SALES COMPANIES			
Net income of fully-consolidated companies	1,339	1,643	1,653
Adjustments to reconcile net income to net cash provided by operations			
- Depreciation and amortization	2,214	2,165	1,974
- Net increase (decrease) in allowances and reserves	(29)	352	8
- Change in long-term deferred income taxes	115	(80)	(107)
- (Gains) losses on disposals of assets and other	(113)	(38)	(97)
Dividends received from companies at equity	21	17	9
Working capital provided by operations	**3,547**	**4,059**	**3,440**
Change in operating assets and liabilities (note 38)	(224)	330	(422)
Net cash provided by operations - manufacturing and sales companies	3,323	4,389	3,018
Proceeds from disposals of investments in non-consolidated companies	6	5	23
Proceeds from disposals of property, plant and equipment	142	172	443
Capital expenditure	(3,007)	(2,790)	(2,938)
Acquisitions of shares in subsidiaries	(225)	(56)	(1,575)
Investments in non-consolidated companies	(19)	(25)	(33)
Effect of changes in scope of consolidation and other (note 39)	(20)	(268)	54
Net cash used by investing activities - manufacturing and sales companies	(3,123)	(2,962)	(4,026)
FINANCE COMPANIES			
Net income of fully-consolidated companies	291	205	159
Adjustments to reconcile net income to net cash provided by operations	52	34	1
Working capital provided by operations	**343**	**239**	**160**
Change in operating assets and liabilities (note 38)	(92)	(282)	325
Net cash provided (used) by operations - finance companies	251	(43)	485
Net cash provided (used) by investing activities - finance companies	(52)	80	68
GROUP			
Dividends paid:			
- to Peugeot S.A. stockholders	(325)	(294)	(217)
- to minority stockholders of consolidated companies	(41)	(43)	(13)
Issuance of shares	-	-	109
Purchases of treasury stock	(147)	(517)	(458)
Change in other financial assets and liabilities (note 40)	428	(1,666)	3,872
Other	14	46	123
Net cash provided (used) by financing activities	(71)	(2,474)	3,416
Effect of exchange rate changes	(4)	(27)	(24)
Increase (decrease) in cash and cash equivalents	324	(1,037)	2,937
Cash and cash equivalents at beginning of period	**5,294**	**6,331**	**3,394**
Cash and cash equivalents at period-end	5,618	5,294	6,331

The notes on pages 32 to 101 are an integral part of the consolidated financial statements.

Consolidated statement of stockholders' equity

(in millions of euros)	Stockholders' equity	Common stock	Capital in excess of par value of stock	Retained earnings	Treasury stock	Cumulative translation adjustment
Balance as of December 31, 2000	**9,361**	**278**	**276**	**9,515**	**(507)**	**(201)**
2001 net income	1,691	-	-	1,691	-	-
Dividend (€5 per €6 par value share)	(217)	-	-	(217)	-	-
Issuance of shares	109	4	105	-	-	-
Purchases of treasury stock	(458)	-	-	-	(458)	-
Cancellations of treasury stock	-	(23)	(381)	(510)	914	-
Translation adjustment	(204)	-	-	-	-	(204)
Balance as of December 31, 2001	**10,282**	**259**	**-**	**10,479**	**(51)**	**(405)**
2002 net income	1,690	-	-	1,690	-	-
Dividend (€1.15 per €1 par value share)	(294)	-	-	(294)	-	-
Purchases of treasury stock	(517)	-	-	-	(517)	-
Translation adjustment	(177)	-	-	-	-	(177)
Balance as of December 31, 2002	**10,984**	**259**	**-**	**11,875**	**(568)**	**(582)**
2003 net income	1,497	-	-	1,497	-	-
Dividend (€1.35 per €1 par value share)	(325)	-	-	(325)	-	-
Purchases of treasury stock	(147)	-	-	-	(147)	-
Cancellations of treasury stock	-	(16)	-	(683)	699	-
Translation adjustment	(145)	-	-	-	-	(145)
Balance as of December 31, 2003	**11,864**	**243**	**-**	**12,364**	**(16)**	**(727)**

The notes on pages 32 to 101 are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

for the years ended december 31, 2003, 2002 and 2001

CONTENTS Page

General information

Statements of income

Balance sheet – Assets

Page

Balance sheet – Liabilities and stockholders' equity

Statement of cash flows

Other information



Note 1. Accounting policies

The consolidated financial statements are presented in accordance with French generally accepted accounting principles.

The impact on the consolidated financial statements of adopting standard CRC 2000-06 concerning liabilities, effective from 2002, was not material.

Group accounting policies, described in notes 1 a) to 1 s) below, are consistent, in all material respects, with accounting principles generally accepted in the United States of America (US GAAP) except as explained in note 2.

The consolidated financial statements and notes for the year ended 2003 were approved by the Managing Board of Peugeot SA on February 2, 2004.

a) Consolidation

The financial statements of significant subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest are fully consolidated.

Companies in which Peugeot S.A. holds directly or indirectly an interest of 20% to 50% and exercises significant influence over operating and financial policies are included in the consolidated financial statements on an equity basis.

Certain companies meeting the above principles have not been consolidated as they are not considered material in relation to the Group as a whole, because they do not meet any of the following criteria:

- Net sales or revenues:	€50 million
- Total assets:	€20 million
- Net debt:	€5 million

Investments in these companies are recorded under "Shares in non-consolidated companies" (note 19).

All significant intercompany transactions are eliminated.

Newly-acquired subsidiaries are consolidated as from the date of acquisition.

b) Translation of foreign currencies

Foreign currency amounts are translated as follows:

- transactions in foreign currency are usually translated at the hedging rate;
- at the balance sheet date, monetary assets and liabilities denominated in foreign currency which are not hedged are translated at the year-end exchange rate;
- gains and losses resulting from the translation of foreign currency transactions are included in earnings;
- balance sheets of foreign subsidiaries are translated at the year-end exchange rate;
- income statements of foreign subsidiaries are translated on a monthly basis at the average rates of each month;
- gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded in stockholders' equity under "Cumulative translation adjustment".

c) Use of estimates

The preparation of financial statements and related disclosures in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein.

d) Sales and revenues

1. Manufacturing and sales companies

Sales of the manufacturing and sales companies include revenues from the sale of vehicles and other goods and services.

Vehicle sales

New vehicle sales are recognized on the date of transfer of the risks and rewards of ownership. This corresponds generally to the date when the vehicles are made available to non-group dealers or the delivery date, in the case of direct sales. The amount recognized is stated net of the cost of certain sales incentive programs.

New vehicle sales with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases. The difference between the sale price and the buyback price is recognized over the leasing period representing a maximum of the total profit from the transaction. Any additional gain made on the final sale of the vehicle is recognized in the period when the vehicle is sold on the used car market. If the total difference is a loss, an allowance is booked when the buyback contract is signed.

2. Finance companies

Finance company revenues correspond to interest income, mainly from sales financing, and financing-related service revenues.

Sales financing revenue

The activity of finance companies is to provide wholesale financing to Group dealer networks and to finance sales of vehicles to customers. Financing may take the form of conventional loans, finance leases, buyback contracts or long-term leasing and is treated in the same way as loans. Outstanding principal is recorded in the balance sheet, together with interest due up to the loan repayment date (note 23 b).

Income from the financing of sales is recognized on an actuarial basis at a constant rate of interest over the life of the loan.

Revenues from retained interests in asset-backed securities issued by funds set up in connection with the securitization of automobile loans are included in sales financing revenue.

Commissions and other fees paid to referral agents are included in cost of sales over the loan period.

Other business acquisition and loan administration costs are expensed when incurred.

e) Sales incentive programs

The cost of sales incentive programs is charged against earnings for the period in which the corresponding sales are recognized. It is accrued on the basis of historical costs for the previous three months, determined country by country.

In cases where the cost of the program varies based on sales volume, it is deducted from sales.

Incentive programs established by the Group include the granting of retail financing at rates significantly below market rates. The corresponding cost is recognized at the time of the sale.

f) Product warranty costs

A reserve is recorded to cover the estimated cost of vehicle and parts warranties at the time of sale to dealer networks or to the end customer. Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is to be provided.

g) Research and development costs

All research and development costs, including research into production methods, are expensed as incurred. Automotive Equipment development costs which are to be billed to customers do not meet the criteria for classification as research and development costs, and are included in inventory.

h) Operating margin

Operating margin, which represents the main performance indicator used by the Group, corresponds to net income of fully-consolidated companies before:

- early-termination plan costs,
- restructuring costs,
- net interest income and expense of manufacturing and sales companies,
- gains and losses on disposals of fixed assets other than automobiles,
- revenues from investments in non-consolidated companies,
- exchange gains and losses of manufacturing and sales companies,
- net gains and losses and movements in reserves related to non-recurring items,
- income taxes.

i) Goodwill

Goodwill, representing the excess of the purchase price (including transaction expenses) of shares in consolidated companies over the fair value of the net assets acquired at the date of acquisition, is amortized on a straight-line basis over a period not exceeding 20 years.

The Group also carries out impairment tests for the reporting units, which in some cases may lead to exceptional amortization of goodwill.

j) Intangible assets

Internal and external costs for the development and upgrading of software intended for internal use are capitalized and amortized on a straight-line basis over a period not exceeding 4 years. Other software acquisition and development costs are expensed as incurred.

Other intangible assets, consisting principally of patents and trademarks, are amortized on a straight-line basis over the estimated period of benefit, not to exceed 20 years.

k) Property, plant and equipment

Property, plant and equipment are carried at cost, including capitalized interest expense. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

Maintenance and repair costs are expensed as incurred, except for those which enhance the productivity or prolong the useful life of an asset.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets as follows:

	Useful lives, in number of years
Buildings	20 to 30
Plant and equipment	4 to 16
Computer equipment	3 to 4
Vehicles and handling equipment	4 to 7
Fixtures and fittings	10 to 20

Assets acquired under capital leases are recorded under assets at their fair value at the inception of the lease and depreciated by the method and at the rates indicated above. A corresponding obligation is recorded as a liability (note 33 d).

Special tools are depreciated over the estimated lives of the corresponding models, which are generally shorter than the useful lives of the tools concerned, due to the frequency of model changes.

l) Long-lived assets

An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.

In the case of goodwill, the impairment test is based on the difference between the carrying amount and the sum of discounted future cash flows (note 14 a 2).

For other assets, it is based on the sum of undiscounted expected future cash flows, taking into account the assets' planned future use. The impairment loss is determined on the basis of the fair value of the asset, measured by reference to discounted future cash flows or market value.

m) Securities

1. Investment securities

Investment securities held by Group companies consist solely of debt securities acquired with the intention of holding them to maturity. They are stated at their redemption value. Premiums and discounts are amortized over the life of the securities. Investment securities are recorded under "Receivables and investment securities" in the balance sheet.

2. Shares in non-consolidated companies

Shares in non-consolidated companies are stated at cost and are written down in the case of a permanent impairment in value. Allowances for permanent impairment in value are determined based on the most appropriate financial criteria, including the Group's equity in the underlying net assets, the earnings outlook of the company and, in the case of listed companies, the share price.

3. Short-term investments

Securities that the Group intends to hold on a long-term basis are recorded under "Receivables and investment securities" and securities that are intended to be sold in the short-term are classified as "Short-term investments".

Short-term investments are recorded at cost, net of transaction expenses and accrued interest. They are written down at year-end in the case of a permanent impairment in value.

n) Deferred taxes

1. On recognized transactions and contingencies

Deferred taxes are recognized by the liability method for temporary differences between the book value and tax basis of assets and liabilities and also in respect of tax loss carryforwards. A valuation allowance is booked for net deferred tax assets where the related tax benefit is not likely to be realized (note 13 d).

2. On future dividend distributions

A deferred tax liability is recorded for the estimated tax payable on intercompany dividends planned to be distributed by consolidated companies (note 13 a).

No reserve is booked for taxes payable on intercompany dividends, where the distribution of consolidated companies' retained earnings is not planned, as these amounts are considered as having been permanently reinvested.

o) Inventories

Finished goods and work-in-progress are stated at the lower of cost or market. Market is defined as current replacement cost, by purchase or reproduction, provided that said cost does not exceed net realizable value. Cost is determined by the First-In First-Out (FIFO) method and includes direct and indirect production costs based on normal activity levels.

p) Credit losses

Credit losses are analyzed by the manufacturing and sales companies at each period end and allowances are booked, where appropriate, to cover the estimated risk of non-recovery.

Allowances for credit losses on finance receivables are charged to income as follows:

- retail financing: an allowance is booked when a retail installment contract is obtained, based on a historical and prospective evaluation of risk, and is periodically adjusted to take account of changes in the estimated risk;
- wholesale financing: an allowance based on historical statistics is booked on average outstanding balances during the year and is increased in the case of specifically identified risks.

As soon as a finance receivable is deemed irrecoverable, it is written off against the previously booked allowance for credit losses after taking into consideration the potential recovery from the guarantor and the value at which the repossessed vehicle is recorded in the balance sheet (at the lower of the net investment in the receivable and its estimated market value). In addition, recognition of financing revenue is suspended.

q) Cash and cash equivalents

This item consists solely of current account balances, units in money market funds and money-market securities which can be sold at short notice and which do not carry a significant risk of impairment loss in the event of changes in interest rates.

Effective from 2002, cash advances granted to companies accounted for by the equity method, which were previously reported under "Cash and cash equivalents", are included in "Short-term loans".

The corresponding amount reported under "Cash and cash equivalents" in 2001 has not been reclassified as the amount involved is not material (note 28 a).

Effective from 2003, immediately available stand-by reserves set up by Banque PSA Finance group as part of its financing strategy – consisting of investments in mutual funds and money market securities – are included in "Short-term investments". Previously, these reserves were reported under "Cash and cash equivalents". The amounts involved are disclosed in note 27 b).

r) Pension and other retirement benefits

In addition to pension benefits paid in accordance with the laws and regulations of the countries in which they operate, Group companies are liable for the payment of supplementary pensions and retirement benefits.

The related accounting policy and calculations are provided in note 45.

Other retirement benefit obligations funded by reserves concern:

- long-service awards payable by French subsidiaries (note 45 b),
- healthcare costs paid by certain subsidiaries in the United States (note 45 c).

s) Own shares

1. Shares held for allocation on exercise of employee stock options

Peugeot S.A. shares and the shares of subsidiaries that are being held for allocation on exercise of employee stock options are carried at cost under "Short-term investments". An allowance is booked where required to cover the difference between the cost of these shares and the lower of the exercise price of the related options and the market value at year end.

2. Peugeot S.A. treasury stock

Own shares acquired by the Group for any purpose other for allocation on exercise of stock options are recorded as a reduction in stockholders' equity, at cost, under "Treasury stock".

The proceeds from sales of treasury stock are credited directly to stockholders' equity and any disposal gains or losses therefore have no impact on the statement of income.

Note 2. Effect of applying US GAAP

a) Effect on stockholders' equity and net income

Certain principles generally accepted in the United States of America (US GAAP) are not acceptable under French accounting principles and have therefore not been applied by the Group. The effect on stockholders' equity and net income of applying US GAAP is presented below:

1. Main differences

Additional minimum pension liability

Statement of Financial Accounting Standards (SFAS) no. 87 requires the recognition of an additional minimum liability if the sum of the reserves recorded in the balance sheet and the fair value of plan assets represent less than the accumulated benefit obligation. The portion of the additional minimum liability corresponding to prior service cost and the unamortized transition obligation is debited to "Intangible assets" and any remaining balance is recorded as a reduction in stockholders' equity, under "Other comprehensive income", net of tax.

At December 31, 2003, 2002 and 2001, the pre-tax amounts involved were as follows:

(in millions of euros)	2003	2002	2001
Contra entry			
- Intangible assets	36	54	33
- Stockholders' equity	789	587	80
Total additional minimum liability	825	641	113

Recognition of restructuring reserves

A reserve for restructuring costs is booked when the restructuring plan is decided by management and its implementation is not subject to certain conditions being met.

Certain restructuring measures do not fulfill the more stringent recognition criteria contained in American accounting standard EITF 94.3.

Write-off of restructuring costs against goodwill

Under French GAAP (CRC 99-02), reserves to cover the cost of restructuring newly-acquired subsidiaries can be charged against the related goodwill in some circumstances.

This alternative accounting treatment of restructuring reserves is specific to France and does not exist in US GAAP.

Development costs to be billed to customers included in inventory

Certain Automotive Equipment development costs that are to be billed to customers, are included in the cost of inventory.

Under US accounting standard EITF 99-05, these types of costs may not be capitalized if certain conditions are not met.

Goodwill

- Recognition

Under French accounting standards, adjustments to goodwill may be made up to the end of the fiscal year following the year of acquisition. Under US GAAP, the maximum period is twelve months.

- Amortization

Under French accounting standards, goodwill is amortized over a maximum of twenty years and an impairment loss is recognized where necessary.

Effective from January 1, 2002, goodwill and certain intangible assets may not be amortized under US GAAP (SFAS 142). SFAS 142 requires companies to identify reporting units and to test goodwill for impairment at least annually using a two-step process. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any.

If exceptional amortization is not recorded in French Group accounts, standard amortization applied since January 1, 2002 should be canceled.

In the case of exceptional amortization, all or part of standard amortization previously unrecognised are recorded in US Group accounts.

Securitization

During the year, the Group sold portfolios of automobile loans through securitization operations described in note 23. The impact of these transactions on earnings for the year was not material.

Under US GAAP applicable to transfers of financial assets, the retained interest must be recorded under assets at fair value. Fair value is determined based on estimated discounted future cash flows from the retained interest, taking into account experience-based expected early repayment and credit loss rates. Early repayment and credit loss assumptions are based on the least favorable rates observed over the past four or five years. The discount rate applied includes a risk premium reflecting the variability of these parameters. The gain on the sale of the finance receivables takes into account the retained interest carried in the balance sheet and the original net book value of the assets and liabilities corresponding to the transferred assets.

Derivative instruments and hedging activities

Under French GAAP, derivative instruments that qualify for hedge accounting may not be valued by the mark-to-market method.

Statement of Financial Accounting Standards (SFAS) no. 133 "Accounting for Derivative Instruments and Hedging Activities" is applicable effective from fiscal 2001.

The procedures applied by the Group to manage currency and interest rate risks are described in note 46.

The effect of applying SFAS 133 on opening stockholders' equity as of January 1, 2001 is shown separately from the effects on the accounts for subsequent years.

The impact on the statement of income corresponds to the ineffective portion of fair value hedges and fluctuations in the fair value of instruments which do not qualify as hedges under FAS 133.

Reserve for debenture redemption premiums

Amounts released from this reserve in respect of debentures converted into common stock during the year are credited to income. Under US GAAP, the net-of-tax amount should be credited directly to stockholders' equity, without impacting the statement of income.

Unrealized gains and losses on short-term investments

Short-term investments are stated at cost and an allowance is booked to cover any permanent impairment in value.

Under US GAAP, marketable securities for which there is a liquid market are marked to market and the resulting unrealized gain or loss, net of tax, is posted directly to stockholders' equity without impacting the statement of income.

Own shares held in connection with stock option plans

Own shares that are being held for allocation on exercise of employee stock options are carried at cost under "Short-term investments".

Under US GAAP these shares are deducted from stockholders' equity at cost under "Treasury stock".

2. Effect on stockholders' equity

(in millions of euros)	2003	2002	2001
Stockholders' equity according to French GAAP	**11,864**	**10,984**	**10,282**
Additional minimum pension liability	(789)	(587)	(80)
Restructuring costs			
- Recognition of reserves	12	43	21
- Restructuring costs written off against goodwill	(12)	(12)	(12)
Development costs to be billed to customers included in inventory			
- Internal developments	(166)	(143)	(91)
- Acquired developments	(1)	(1)	(1)
Goodwill			
- Additional goodwill recognized during the year on prior year acquisitions	(94)	(94)	-
- Amortization of goodwill	256	128	-
Securitization	56	46	23
Derivative instruments and hedging activities			
- Effect on balance sheet at January 1, 2001	(13)	(13)	(13)
- Effect on the financial statements of subsequent periods	88	35	13
Unrealized gains and losses on short-term investments	209	292	483
Own shares held in connection with stock option plans	(150)	(112)	(64)
Income taxes	135	41	(130)
Minority interests	9	34	17
Stockholders' equity according to US GAAP	11,404	10,641	10,448

3. Impact on net income

(in millions of euros)	2003	2002	2001
Net income according to French GAAP	**1,497**	**1,690**	**1,691**
Restructuring costs			
- Recognition of reserves	(31)	22	21
- Restructuring costs written off against goodwill	-	-	(12)
Development costs to be billed to customers included in inventory			
- Internal developments	(23)	(52)	(75)
- Acquired developments	-	-	(1)
Goodwill			
- Additional goodwill recognized during the year on prior year acquisitions	-	(94)	-
- Amortization of goodwill	128	128	-
Securitization	10	23	23
Reserve for debenture redemption premiums	-	-	(27)
Derivative instruments and hedging activities			
- Effect on balance sheet at January 1, 2001	-	-	(13)
- Effect on the financial statements of subsequent periods			
• Hedging inefficiencies	12	(3)	(3)
• Instruments not qualifying as hedges under FAS 133	41	25	16
Income taxes	(1)	(60)	21
Minority interests	(24)	9	9
Net income according to US GAAP	1,609	1,688	1,650
Basic earnings per €1 par value share(*)	6.68	6.70	6.29
Diluted earnings per €1 par value share(*)	6.68	6.70	6.27

(*) The average number of shares outstanding (note 51) excludes own shares recorded under "Short-term investments".

b) Comprehensive income

Comprehensive income is calculated in accordance with SFAS 130 as follows:

(in millions of euros)	2003	2002	2001
Net income according to US GAAP	**1,609**	**1,688**	**1,650**
Translation adjustment	(145)	(177)	(204)
Additional minimum pension liability	(202)	(507)	(80)
Reserve for debenture redemption premiums	-	-	27
Unrealized gains and losses on short-term investments	(83)	(191)	483
Deferred taxes	95	232	(155)
Minority interests	(1)	8	-
Comprehensive income	1,273	1,053	1,721

Note 3. Scope of consolidation

a) Number of consolidated companies

1. At year-end

	2003	2002	2001
Fully consolidated			
Manufacturing and sales companies	306	288	265
Finance companies	26	27	28
	332	**315**	**293**
Equity method			
Manufacturing and sales companies	31	29	24
	31	**29**	**24**
Consolidated companies at December 31	363	344	317

2. Changes during the year

	2003	2002	2001
Consolidated companies at January 1	**344**	**317**	**257**
Newly-consolidated companies			
- Automobile manufacturers	1	2	-
- Automobile importers	1	4	3
- Automobile dealers	10	4	5
- Automotive equipment companies	13	12	57
- Transportation and Logistics companies	1	-	2
- Other manufacturing and sales companies	4	14	1
- Finance companies	-	1	2
Deconsolidated companies	(1)	(4)	(6)
Merged companies and other	(10)	(6)	(4)
Consolidated companies at December 31	363	344	317

b) Main changes in the scope of consolidation in 2003

1. Dongfeng Peugeot Citroën Automobile - DPCA

Further to the agreements signed on October 25, 2002 between PSA Peugeot Citroën and Dongfeng Motors, Dongfeng Citroën Automotive Corp – DCAC was renamed Dongfeng Peugeot Citroën Automobile – DPCA on January 23, 2003. The company's capital was increased and each of its main stockholders raised their stake to 32%. This stake will be increased to 50% once the Chinese authorities have validated the agreements providing for these two stockholders to purchase the interests in DPCA held by French banks and Chinese financial institutions.

The percentage used to account for DPCA by the equity method has been adjusted accordingly.

At December 31, 2003, the financial statements of this company restated to comply with Group accounting policies now have the same reporting date as that of the Group.

At December 31, 2002, the difference in reporting dates was three months. Consequently, the financial statements for the year ended December 31, 2003 reflect fifteen months of business (October 2002 to December 2003).

2. PCA Slovakia SRO / Trnava Invest 1

As part of its European manufacturing program, the Group has selected the Trnava site near Bratislava to set up a platform 1 manufacturing plant for light vehicles. Operations at this plant are scheduled to begin in 2006.

PCA Slovakia SRO was set up on October 1, 2003. At the same date it acquired Trnava Invest1, which owned the land of the future plant.

The first building is currently under construction. The total expected investment is €700 million.

c) Impact of changes in scope of consolidation on consolidated data

The impact of changes in the scope of consolidation on 2003 consolidated data was not material.

Note 4. Segment information

a) Industry segments

1. Manufacturing and sales companies

The PSA Peugeot Citroën Group's manufacturing and sales operations are organized around three main industry segments:

- Automotive Activities covering the design, manufacture and sale of cars and commercial vehicles under the Peugeot and Citroën marques.
- Automotive Equipment, corresponding to the Faurecia group, which specializes mainly in the vehicle interior, automobile seating, front-end and exhaust systems sectors.
- Transportation and Logistics, corresponding to the Gefco group, which specializes in vehicle and goods transportation.

Manufacturing and sales also includes the activities of the holding company, Peugeot S.A., directly related activities, motorcycle manufacturing, engine sales and plant and equipment design.

The main manufacturing and sales performance indicators, by business segment, are as follows:

2003 (in millions of euros)	Automobile	Automotive Equipment	Transportation and Logistics	Other	Eliminations	Total
Net sales						
- to third parts	43,453	7,733	988	509		52,683
- intercompany, intersegment	231	2,390	1,754	459	(4,834)	-
Total	43,684	10,123	2,742	968	(4,834)	52,683
Operating expense	(42,172)	(7,430)	(845)	(459)	-	(50,906)
Operating margin	1,281	303	143	50		1,777
Interest income (expense), net	33	(83)	(9)	36	-	(23)
Income before tax of fully-consolidated companies	1,337	187	132	246	-	1,902
Pre-tax earnings of companies at equity	53	4	-	-	-	57
Intangible assets	125	20	36	-	-	181
Property, plant and equipment	10,262	1,484	282	130	-	12,158
Capital expenditure	2,574	354	54	25	-	3,007
Depreciation of property, plant and equipment and special tools	1,843	316	35	20	-	2,214
Research and development	1,840	241	-	17	-	2,098
Working capital provided by operations	2,888	411	130	118	-	3,547

2002 (in millions of euros)	Automobile	Automotive Equipment	Transportation and Logistics	Other	Eliminations	Total
Net sales						
- to third parties	43,727	7,662	979	538	-	52,906
- intercompany, intersegment	224	2,204	1,667	465	(4,560)	-
Total	43,951	9,866	2,646	1,003	(4,560)	52,906
Operating expense	(41,544)	(7,406)	(845)	(512)	(5)	(50,312)
Operating margin	2,183	256	134	26	(5)	2,594
Interest income (expense), net	59	(93)	(11)	20	-	(25)
Income before tax of fully-consolidated companies	2,002	92	114	106	(5)	2,309
Pre-tax earnings of companies at equity	8	8	-	-	-	16
Intangible assets	138	22	34	-	-	194
Property, plant and equipment	9,636	1,516	266	127	-	11,545
Capital expenditure	2,357	351	51	31	-	2,790
Depreciation of property, plant and equipment and special tools	1,801	310	33	21	-	2,165
Research and development	1,631	215	-	19	-	1,865
Working capital provided by operations	3,650	265	112	36	(4)	4,059

2001 (in millions of euros)	Automobile	Automotive Equipment	Transportation and Logistics	Other	Eliminations	Total
Net sales						
- to third parties	41,306	7,452	983	547	-	50,288
- intercompany, intersegment	218	2,159	1,660	429	(4,466)	-
Total	41,524	9,611	2,643	976	(4,466)	50,288
Operating expense	(39,314)	(7,192)	(864)	(516)	2	(47,884)
Operating margin	1,992	260	119	31	2	2,404
Interest income (expense), net	33	(92)	(14)	25	-	(48)
Income before tax of fully-consolidated companies	1,918	74	92	317	2	2,403
Pre-tax earnings of companies at equity	(2)	4	-	-	-	2
Intangible assets	127	25	31	-	-	183
Property, plant and equipment	9,509	1,570	255	127	-	11,461
Capital expenditure	2,398	436	85	19	-	2,938
Depreciation of property, plant and equipment and special tools	1,636	285	33	20	-	1,974
Research and development	1,461	255	-	17	-	1,733
Working capital provided by operations	2,963	346	104	26	1	3,440

2. Finance companies

The finance companies, corresponding to the Banque PSA Finance group, finance sales of Peugeot and Citroën marque vehicles to customers and provide wholesale financing to the two marques' distribution networks.

This business is significantly different from that of the Group's other divisions and the corresponding data are therefore shown separately in the consolidated financial statements, in order to present more clearly the performance of the various businesses.

b) Geographic areas

In the tables below, sales are presented by destination of products sold and other information by geographic location of the subsidiary concerned.

1. Manufacturing and sales companies

(in millions of euros)	Western Europe	Rest of Europe	Latin America	Rest of the world	Total
2003					
Net sales	44,190	2,416	1,162	4,915	52,683
Intangible assets	165	2	2	12	181
Property, plant and equipment	11,437	240	317	164	12,158
Capital expenditure	2,796	104	56	50	3,007
2002					
Net sales	45,374	2,174	1,246	4,112	52,906
Intangible assets	179	2	2	11	194
Property, plant and equipment	10,878	186	317	164	11,545
Capital expenditure	2,657	50	42	42	2,790
2001					
Net sales	43,394	1,670	1,522	3,702	50,288
Intangible assets	165	3	2	13	183
Property, plant and equipment	10,449	175	644	193	11,461
Capital expenditure	2,651	74	162	51	2,938

2. Finance companies

Finance companies operate primarily in Western Europe.

Note 5. Key financial data for the Group

(in millions of euros)	2003	2002	2001
Net sales			
Manufacturing and sales companies	52,683	52,906	50,288
Finance companies (excluding intercompany)	1,555	1,530	1,375
Consolidated net sales (note 6)	54,238	54,436	51,663
- Western Europe	45,712	46,874	44,750
- Rest of Europe	2,416	2,174	1,670
- Latin America	1,195	1,276	1,541
- Rest of world	4,915	4,112	3,702
Operating margin			
Manufacturing and sales companies	1,777	2,594	2,404
Finance companies (excluding intercompany)	418	319	248
Consolidated operating margin	2,195	2,913	2,652
Income before tax of fully-consolidated companies			
Manufacturing and sales companies	1,902	2,309	2,403
Finance companies (excluding intercompany)	413	316	244
Income before tax of fully-consolidated companies	2,315	2,625	2,647
Income taxes (Group)	**(685)**	**(777)**	**(835)**
Net income of fully-consolidated companies	**1,630**	**1,848**	**1,812**
Intangible assets	**223**	**224**	**204**
Property, plant and equipment	**12,209**	**11,596**	**11,513**
Total assets			
Combined – manufacturing and sales companies and finance companies	58,064	56,008	55,416
Elimination of inter-business accounts	(633)	(608)	(712)
Total assets (Group)	57,431	55,400	54,704
Capital expenditure			
Manufacturing and sales companies	3,007	2,790	2,938
Finance companies	13	12	9
Capital expenditure (Group)	3,020	2,802	2,947
Proceeds from disposals of property, plant and equipment			
Manufacturing and sales companies	142	172	443
Finance companies	7	5	7
Proceeds from disposals of property, plant and equipment (Group)	149	177	450
Depreciation of property, plant and equipment	**2,221**	**2,174**	**1,980**
Working capital provided by operations			
Manufacturing and sales companies	3,547	4,059	3,440
Finance companies	343	239	160
Working capital provided by operations (Group)	3,890	4,298	3,600

Note 6. Quarterly sales

Consolidated net sales break down as follows by quarter:

(in millions of euros)	2003	2002	2001
1st quarter	13,841	13,439	12,746
2nd quarter	13,922	13,932	13,466
3rd quarter	12,360	12,804	11,917
4th quarter	14,115	14,261	13,534
Total	54,238	54,436	51,663

Note 7. Payroll costs

Group payroll costs are as follows:

a) Manufacturing and sales companies

(in millions of euros)	2003	2002	2001
Automobile	5,775	5,569	5,339
Automotive equipment	1,863	1,877	1,745
Transportation and Logistics	320	290	276
Other	150	184	178
Total	8,108	7,920	7,538

b) Finance companies

(in millions of euros)	2003	2002	2001
	109	115	111

Note 8. Depreciation expense – manufacturing and sales companies

Depreciation expense included in operating expense breaks down as follows:

(in millions of euros)	2003	2002	2001
Special tools	666	681	518
Other property, plant and equipment	1,555	1,491	1,468
Investment grants	(7)	(7)	(12)
Total	2,214	2,165	1,974

Note 9. Restructuring costs – manufacturing and sales companies

a) Analysis by type

(in millions of euros)	2003	2002	2001
Workforce reductions	39	114	104
Discontinued production operations	3	10	11
Total	42	124	115

b) Number of employees affected by workforce reductions

(number of employees)	2003	2002	2001
France	376	500	339
Spain	17	583	279
United Kingdom	10	87	-
Rest of Europe	619	840	541
United States	-	31	373
Chile	99	-	-
Argentina	15	588	444
Rest of world (excl. Europe)	7	-	-
Total	1,143	2,629	1,976

Note 10. Interest income (expense) net – manufacturing and sales companies

Interest income (expense), net of manufacturing and sales companies can be analyzed as follows:

(in millions of euros)	2003	2002	2001
Interest expense	(526)	(516)	(502)
Interest income	458	447	404
Capitalized interest	45	44	50
Total	(23)	(25)	(48)

Note 11. Other income and (expense), net – manufacturing and sales companies

Other income and expense include the following amounts:

(in millions of euros)	2003	2002	2001
Net gains on disposals of assets	184	89	214
Change to supplementary pension benefit plans	2	(101)	-
Reversals of reserves for convertible debenture redemption premiums	-	-	27
Exchange gain (loss), net	23	22	(24)
Net additions to contingency reserves and allowances for impairment in value of long-lived assets	(8)	(8)	(15)
Income from shares in non-consolidated companies	8	20	5
Other	-	-	(14)
Total	209	22	193

Net gains on disposals of assets include:

- in 2003 and 2002, profits on sales of short-term investments in the respective amounts of € 160 million and €89 million;
- in 2001, a €228 million profit on the sale of a real estate complex in the Paris area.

Changes to supplementary pension plans led to a €101 million charge to the income statement in 2002. These changes are described in note 46 a) to the financial statements for the year ended December 31, 2002.

Note 12. Operating expenses – finance companies

(in millions of euros)	2003	2002	2001
Interest expense and bank charges	(680)	(783)	(791)
Commission expense	(233)	(212)	(192)
Other business acquisition costs	(18)	(21)	(18)
Other operating expenses	(299)	(303)	(270)
Credit losses	(76)	(62)	(68)
Total	(1,306)	(1,381)	(1,339)

Note 13. Income taxes

a) Income taxes of fully consolidated companies can be analyzed as follows:

(in millions of euros)	2003	2002	2001
Current taxes (note 13 b)			
- Corporate income taxes	(530)	(726)	(982)
- Tax on intercompany dividends	(6)	(8)	(3)
Deferred taxes			
- Deferred taxes for the period	(122)	(30)	135
- Tax on planned intercompany distributions	(2)	4	4
- Valuation allowances – Deferred tax assets (note 13 d)	(25)	(17)	(16)
- Effect of change in the French tax rate (note 13 c)	-	-	27
Total	(685)	(777)	(835)
Manufacturing and sales companies	(563)	(666)	(750)
Finance companies	(122)	(111)	(85)

b) Income taxes currently payable represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries. Effective from January 1, 2000, Peugeot S.A. and its French subsidiaries that are at least 95 %-owned have renewed their election to determine French income taxes on a consolidated basis according to Article 223 A of the French Tax Code.

c) Deferred taxes are determined as described in note 1 n).

The French statutory income tax rate is 33.33%.

Act no. 99-1140 of December 29, 1999 dealing with the financing of the social security system provided for the introduction of a surtax equal to 3.3% of the corporate income tax liablity of French companies. This surtax had the effect of raising the French corporate income tax rate by 1.1 point.

The December 30, 2000 Finance Act (Act no. 2000.1352) reduced the 10% surtax to 6% in 2001 and 3% as from 2002. Net deferred taxes at December 31, 2001 were reduced to reflect the new rates.

d) Deferred tax assets corresponding to tax loss carryforwards break down as follows at December 31, 2003, 2002 and 2001:

(in millions of euros)	2003	2002	2001
Gross	430	419	263
Less: valuation allowances	(216)	(165)	(132)
Net	214	254	131

Valuation allowances are recorded against deferred tax assets that are not certain to be utilized in the foreseeable future.

e) Deferred taxes recognized on undiscounted bases represent a net liability. They have not been discounted because of the high level of uncertainty concerning the period in which the related temporary differences are likely to reverse.

f) The following table reconciles the statutory tax rate in France to the effective rate of tax paid by the Group:

(in %)	2003	2002	2001
French statutory income tax rate	**(35.4)**	**(35.4)**	**(36.4)**
- Change in French tax rate (note 13 c)	-	-	1.0
- Permanent differences	(0.1)	(0.9)	(0.5)
- Income taxable at reduced rates (France)	1.9	1.4	0.6
- Tax credits	1.9	0.9	0.8
- Effect of differences in foreign tax rates and others	3.2	5.1	3.6
- Deferred tax assets covered by valuation allowances (note 13 d)	(1.1)	(0.7)	(0.6)
Total	(29.6)	(29.6)	(31.5)

Note 14. Goodwill

a) Manufacturing and sales companies

1. Breakdown by company

2003 (in millions of euros)	Cost	Amortization	Net
Faurecia			
- Bertrand Faure acquisition	839	(255)	584
- Sommer Allibert acquisition	166	(21)	145
Sommer Allibert group	1,212	(173)	1,039
Faurecia Exhaust Systems	171	(34)	137
Other Faurecia subsidiaries	54	(19)	35
Gefco GmbH & Co KG	36	(36)	-
Dongfeng Peugeot Citroën Automobile	12	(1)	11
Peugeot Automotiv Pazarlama AS (Popas)	12	(1)	11
Automoviles Citroën España	2	-	2
Total	2,504	(540)	1,964

2002 (in millions of euros)	Cost	Amortization	Net
Faurecia			
- Bertrand Faure acquisition	839	(213)	626
- Sommer Allibert acquisition	166	(12)	154
Sommer Allibert group(*)	1,211	(110)	1,101
Faurecia Exhaust Systems	206	(31)	175
Other Faurecia subsidiaries	39	(16)	23
Peugeot Citroën Do Brasil Automoveis	34	(34)	-
Gefco GmbH & Co KG	36	(7)	29
Peugeot Automotiv Pazarlama AS (Popas)	12	-	12
Total	2,543	(423)	2,120

(*) In 2002, additional fair value adjustments of 99 million were made to identifiable assets and liabilities. These adjustments increased the gross amount of goodwill arising on the acquisition by the Group of the shares in Sommer Allibert and its subsidiaries to 1,211 million.

2001 (in millions of euros)	Cost	Amortization	Net
Faurecia			
- Bertrand Faure acquisition	839	(172)	667
- Sommer Allibert acquisition	166	(4)	162
Sommer Allibert group	1,112	(48)	1,064
Faurecia Exhaust Systems	245	(24)	221
Other Faurecia subsidiaries	38	(15)	23
Peugeot Citroën Argentina	303	(303)	-
Peugeot Citroën do Brasil Automoveis	57	-	57
Gefco GmbH & Co KG	36	(5)	31
Total	2,796	(571)	2,225

2. Movements

(in millions of euros)	2003	2002	2001
Opening balance, net	**2,120**	**2,225**	**1,054**
Sommer Allibert acquisition	1	99	1,112
Transfer of SIT (Sommer Allibert) shares to Faurecia	-	-	166
Goodwill on acquisitions for the year	32	14	69
Translation adjustment	(32)	(58)	17
Amortization for the year	(129)	(128)	(118)
Exceptional amortization	(28)	(32)	(75)
Closing balance, net	**1,964**	**2,120**	**2,225**

Faurecia

In 2003 the book value of the assets of each of Faurecia's businesses, including goodwill, was compared to the sum of the discounted future cash flows expected to be generated by the assets, based on the latest projections.

The calculation was performed by extrapolating to perpetuity projected cash flows for the last year of the 2007 business plan, based on a growth rate of 1.5%.

Based on the conclusions of independent experts, discount rates of between 6.3% and 8.0% were applied.

Based on the comparison between the book values of the assets at December 31, 2003 and the sum of the corresponding discounted future cash flows – calculated using the above-mentioned rates – no impairment loss was recorded in respect of goodwill at that date.

In 2002, a similar comparison based on 2006 forecasts in the medium-term plan, a growth rate of 1.5% and a discount rate of 7.5% resulted in the same conclusion and no impairment loss was recorded in respect of goodwill at December 31, 2002.

Gefco GmbH & Co KG

In 2003, the book value of the assets of Gefco GmbH & Co KG, including goodwill, was compared to the sum of the discounted future cash flows expected to be generated by the assets, based on the latest projections.

The calculation was performed by extrapolating to perpetuity projected cash flows for the last year of the 2006 business plan, based on a growth rate of 2%. A discount rate of 7.8% was applied. This comparison led to the recording of additional exceptional amortization. At the year-end, total goodwill arising on the acquisition was written down in full.

Peugeot Citroën Argentina

Exceptional amortization of goodwill recorded in 2001 concerned Peugeot Citroën Argentina and included:

- amortization of €56 million offset by the reversal of an equivalent amount from contingency reserves, following the favorable outcome of a risk that was recorded in the balance sheet of Peugeot Citroën Argentina when the company was first consolidated;
- additional amortization of €19 million to write off the balance of the goodwill in accordance with the principle described in note 1 l).

Peugeot Citroën do Brasil Automoveis

In 2002, the balance of goodwill arising on the acquisition of Peugeot Citroën do Brasil Automoveis was written off in accordance with the policy described in note 1 l).

b) Finance companies

Goodwill concerns Crédipar.

The gross amount is €100 million, amortized over 20 years. Accumulated amortization at December 31, 2003 amounted to €25 million and the net book value of goodwill at that date was €75 million.

The carrying value of goodwill, under assets, is covered by future cash flows and it is not necessary to record any impairment.

Note 15. Intangible assets

Intangible assets, including software development costs as described in note 1 g), break down as follows:

a) Manufacturing and sales companies

2003 (in millions of euros)	Cost	Amortization	Net
Software	355	(213)	142
Other intangible assets	154	(115)	39
Total	509	(328)	181

2002 (in millions of euros)	Cost	Amortization	Net
Software	325	(170)	155
Other intangible assets	153	(114)	39
Total	478	(284)	194

2001 (in millions of euros)	Cost	Amortization	Net
Software	265	(107)	158
Other intangible assets	60	(35)	25
Total	325	(142)	183

b) Finance companies

2003 (in millions of euros)	Cost	Amortization	Net
Software	62	(20)	42
Other intangible assets	5	(5)	-
Total	67	(25)	42

2002 (in millions of euros)	Cost	Amortization	Net
Software	36	(7)	29
Other intangible assets	6	(5)	1
Total	42	(12)	30

2001 (in millions of euros)	Cost	Amortization	Net
Software	26	(7)	19
Other intangible assets	6	(4)	2
Total	32	(11)	21

Note 16. Property, plant and equipment

a) Manufacturing and sales companies

1. Analysis by category

2003 (in millions of euros)	Cost	Amortization	Net
Land	396	(11)	385
Buildings	4,687	(2,406)	2,281
Plant and equipment	14,457	(9,137)	5,320
Vehicles and handling equipment	489	(369)	120
Fixtures, fittings and other	890	(568)	322
Assets under construction	2,003	-	2,003
	22,922	**(12,491)**	**10,431**
Leased vehicles	292	(70)	222
Special tools	7,564	(6,059)	1,505
	7,856	**(6,129)**	**1,727**
Total	30,778	(18,620)	12,158

2002 (in millions of euros)	Cost	Amortization	Net
Land	382	(10)	372
Buildings	4,376	(2,244)	2,132
Plant and equipment	14,020	(8,862)	5,158
Vehicles and handling equipment	514	(382)	132
Fixtures, fittings and other	844	(548)	296
Assets under construction	1,564	-	1,564
	21,700	**(12,046)**	**9,654**
Leased vehicles	306	(72)	234
Special tools	7,400	(5,743)	1,657
	7,706	**(5,815)**	**1,891**
Total	29,406	(17,861)	11,545

2001 (in millions of euros)	Cost	Amortization	Net
Land	364	(9)	355
Buildings	4,292	(2,146)	2,146
Plant and equipment	13,779	(8,596)	5,183
Vehicles and handling equipment	613	(400)	213
Fixtures, fittings and other	816	(502)	314
Assets under construction	1,321	-	1,321
	21,185	**(11,653)**	**9,532**
Leased vehicles	253	(65)	188
Special tools	7,253	(5,512)	1,741
	7,506	**(5,577)**	**1,929**
Total	28,691	(17,230)	11,461

2. Capitalized interest

(in millions of euros)	2003	2002	2001
	45	44	50

3. Movements for the year

(in millions of euros)	2003	2002	2001
Cost			
As of January 1	29,406	28,691	26,584
Acquisitions	3,007	2,790	2,938
Disposals	(1,458)	(1,406)	(1,573)
Changes in scope of consolidation and other	(48)	(43)	993
Translation adjustment	(129)	(626)	(251)
As of December 31	30,778	29,406	28,691
Depreciation			
As of January 1	17,861	17,230	16,225
Additions for the year	2,221	2,172	1,985
Depreciation written off on disposals	(1,340)	(1,234)	(1,354)
Changes in scope of consolidation and other	(65)	(58)	502
Translation adjustment	(57)	(249)	(128)
As of December 31	18,620	17,861	17,230

b) Finance companies

Property and equipment of Group finance companies can be analyzed as follows:

2003 (in millions of euros)	Cost	Depreciation	Net
Buildings	48	(16)	32
Equipment and other	52	(33)	19
Total	100	(49)	51

2002 (in millions of euros)	Cost	Depreciation	Net
Buildings	48	(15)	33
Equipment and other	52	(34)	18
Total	100	(49)	51

2001 (in millions of euros)	Cost	Depreciation	Net
Buildings	48	(13)	35
Equipment and other	52	(35)	17
Total	100	(48)	52

Note 17. Receivables and investment securities

Receivables and investment securities include:

(in millions of euros)	2003	2002	2001
Investment securities (note 1 m 1)	-	6	4
Advances to non-consolidated companies	44	53	71
Very long-term loans under the Government housing scheme (France)	43	37	29
Other long-term loans and receivables	61	51	77
	148	**147**	**181**
Short-term investments with maturities in excess of one year (note 1m 3)			
- Restricted stock	66	66	66
- Other	377	716	377
Total	**591**	**929**	**624**

Unrealized gains on restricted stock at December 31, 2003, 2002 and 2001 are as follows:

(in millions of euros)	2003	2002	2001
	105	67	106

Note 18. Investments in companies at equity

Companies accounted for by the equity method, as defined in note 1 a) consist of manufacturers of automotive equipment and companies manufacturing and selling vehicles.

a) Changes in investments in companies at equity

(in millions of euros)	2003	2002	2001
As of January 1	**351**	**215**	**203**
Dividends paid and income transfers	(21)	(17)	(9)
Group equity in net earnings for the year	47	22	9
First-time consolidations and capital increases			
- Dongfeng Peugeot Citroën Automobile	58	104	N/A
- Toyota Peugeot Citroën Automobile	118	33	N/A
- Sevelnord	20	-	-
Acquisitions	13	13	15
Disposals	-	-	(1)
Effect of exchange rate changes	(36)	(19)	(2)
As of December 31	**550**	**351**	**215**

b) Equity in net assets of companies at equity

(in millions of euros)	% interest	2003	2002	2001
Renault cooperation agreement				
Française de Mécanique	50	72	93	85
Société de Transmissions Automatiques	20	3	3	3
Fiat cooperation agreement				
Sevelnord	50	55	19	35
Gisevel	50	8	6	5
Sevelind	50	(41)	(58)	(74)
Sevel Spa	50	106	120	130
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobile	50	144	33	N/A
Dongfeng Peugeot Citroën Automobile	32	152	92	N/A
Other				
Siemens Automotiv Hydraulics	48	3	3	3
Faurecia group companies		48	40	28
Total		550	351	215

c) Equity in net earnings of companies at equity

(in millions of euros)	% interest	2003	2002	2001
Renault cooperation agreement				
Française de Mécanique	50	(11)	16	12
Société de Transmissions Automatiques	20	-	-	-
Fiat cooperation agreement				
Sevelnord	50	16	(15)	(3)
Gisevel	50	2	1	1
Sevelind	50	17	15	12
Sevel Spa	50	(9)	(10)	(15)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobile	50	(2)	-	N/A
Dongfeng Peugeot Citroën Automobile(*)	32	32	10	N/A
Other				
Siemens Automotiv Hydraulics	48	-	-	-
Faurecia group companies		1	5	2
Total		46	22	9
Breakdown:	Earnings before tax	57	16	2
	Income taxes	(11)	6	7
	Net earnings	46	22	9

(*) As referred to in note 3 b)1, for 2002 the equity in net earnings relating to this company corresponds to the period from October 2001 to September 2002. For 2003, it corresponds to the period from October 2002 to December 2003.
Calculated on the basis of a 12-month fiscal year, and excluding non-recurring expenses, equity in net earnings for 2003 and 2002 would have been €27 million and €26 million respectively.

d) Key combined financial data of companies at equity

1. Aggregate data

(in millions of euros)	2003	2002	2001
Capital employed			
- Property, plant and equipment	896	886	633
- Working capital	389	383	424
- Other capital employed	(19)	6	(31)
Total	1,266	1,275	1,026
Capital expenditure	**233**	**159**	**145**
Financial position			
- Long and medium-term debt	(323)	(297)	(300)
- Other financial items	(242)	(435)	(287)
Total	(565)	(732)	(587)

2. Key data by company

Total capital employed:

(in millions of euros)	% interest at Dec. 31, 2003	2003	2002	2001
Renault cooperation agreement				
Française de Mécanique	50	214	278	284
Société de Transmissions Automatiques	20	11	14	16
Fiat cooperation agreement				
Sevelnord	50	147	193	213
Gisevel	50	51	54	56
Sevelind	50	127	165	207
Sevel Spa	50	212	218	222
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobile	50	143	26	N/A
Dongfeng Peugeot Citroën Automobile	32	319	259	N/A
Other				
Siemens Automotiv Hydraulics	48	3	2	3
Faurecia group companies		39	66	25
Total		1,266	1,275	1,026

Financial position:

(in millions of euros)	% interest at Dec. 31, 2003	2003	2002	2001
Renault cooperation agreement				
Française de Mécanique	50	(115)	(162)	(178)
Société de Transmissions Automatiques	20	(3)	(7)	(8)
Fiat cooperation agreement				
Sevelnord	50	(86)	(161)	(178)
Gisevel	50	(33)	(36)	(39)
Sevelind	50	(82)	(108)	(137)
Sevel Spa	50	(97)	(74)	(52)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobile	50	-	7	N/A
Dongfeng Peugeot Citroën Automobile	32	(159)	(168)	N/A
Other				
Siemens Automotiv Hydraulics	48	(1)	-	(2)
Faurecia group companies		11	(23)	7
Total		**(565)**	**(732)**	**(587)**

e) Amounts receivable from and payable to companies at equity

(in millions of euros)	2003	2002	2001
Long-term loans	36	45	53
Current maturities of long-term loans	98	118	10
Short-term advances	-	-	83
Accounts and notes receivable	275	192	134
Accounts and notes payable	(1,134)	(945)	(776)
Short-term loans	(81)	(30)	(24)

Note 19. Shares in non-consolidated companies

a) Manufacturing and sales companies

1. Book value

(in millions of euros)	2003	2002	2001
At cost	104	131	640
Allowances	(41)	(46)	(402)
Net	63	85	238

2. Portfolio breakdown (net of allowances)

(in millions of euros)	% interest at Dec. 31, 2003	2003	2002	2001
Dongfeng Peugeot Citroën Automobile	32	Consolidated	Consolidated	109
Financière Pergolèse	100	Consolidated	Consolidated	17
Circulos de Inversiones - CISA	100	Consolidated	Consolidated	7
Peugeot Motors of America	100	Consolidated	Consolidated	7
Société Industrielle de Poissy	N/A	Merged	Merged	6
Establecimientos mecanicos - Jeppener	100	Consolidated	5	12
Koyo Steering Dijon Saint-Etienne	N/A	Divested	5	11
Football Club de Sochaux Montbéliard	100	14	4	4
Peugeot Automobile Nigeria	40	8	8	8
Non-consolidated dealers		16	18	14
Faurecia group portfolio		6	17	14
Other		19	28	29
Total		63	85	238

3. Movements for the year

(in millions of euros)	2003	2002	2001
Opening balance, net	**85**	**238**	**254**
Stock acquired for cash	19	25	33
Stock acquired in stock-for-stock transactions	3	9	2
Companies included in the scope of consolidation for the first time	(32)	(179)	(9)
Divested stock	(6)	(6)	(10)
Net increase in allowances	(5)	(3)	(30)
Translation adjustment and other	(1)	1	(2)
Closing balance, net	63	85	238

b) Finance companies

At December 31, 2003, over €12 million out of the total €13 million recorded under "Shares in non-consolidated companies" for the finance companies corresponded to the November 2003 subscription to the capital increase carried out by PSA Finance Ceska Republika. This company will be consolidated when it begins operations in 2004.

Note 20. Other non-current assets

Other non-current assets can be analyzed as follows:

(in millions of euros)	2003	2002	2001
Excess of payments to external funds over pension obligations (note 45 a 3)	142	167	107
Other	97	90	97
Total	239	257	204

Note 21. Inventories

Inventories can be analyzed as follows:

(in millions of euros)	2003	2002	2001
At cost			
Raw materials and supplies	872	865	864
Semi-finished products and work-in-progress	1,281	1,298	1,282
Goods for resale and used vehicles	1,373	1,144	1,153
Finished products and replacement parts	3,648	3,429	3,446
	7,174	**6,736**	**6,745**
Less: allowances	**(514)**	**(569)**	**(527)**
Total	6,660	6,167	6,218

Movements in inventories are analyzed in note 38 a) 2.

Note 22. Accounts and notes receivable

a) Securitization

In November 2000, Faurecia and certain of its French subsidiaries signed a rolling one-year agreement for the sale of up to €400 million worth of receivables to a banking special purpose entity. The agreement expires in November 2005.

In December 2002, a second rolling one-year agreement was signed by other French, German and Spanish subsidiaries of Faurecia with another banking special purpose entity, for the sale of up to €460 million worth of receivables. This agreement expires in December 2007.

In both cases, the receivables are sold without recourse and Faurecia's risk is limited to the amount of the security deposit paid to the special purpose entity.

At December 31, 2003, total financing raised under these programs, net of the security deposit, amounted to €679 million, including €295 million in receivables sold but not yet collected. The corresponding amounts at December 31, 2002 were €651 million and €281 million respectively. The security deposit, in the amount of €101 million at December 31, 2003 and €106 million at December 31, 2002, is included in "Other receivables".

After taking into account the amount recognized under "Short-term debt" – €176 million at December 31, 2003 and €167 million at December 31, 2002 – to offset the inclusion of the sold Group receivables under assets, the remaining effect on PSA Peugeot Citroën Group debt at these dates is not material.

b) Breakdown

(in millions of euros)	2003	2002	2001
Accounts and notes receivable	3,486	3,520	3,642
Credit losses	(123)	(139)	(191)
Total	3,363	3,381	3,451

This item does not include receivables from dealers transferred to the finance companies which are shown in the consolidated balance sheet under "Finance receivables".

Accounts and notes receivables include credit notes deducted from sales corresponding to confirmed or estimated sales incentives on new vehicles held in inventory in the independent dealer network, as well as credit notes and accrued credit notes for sales incentives on vehicles sold to customers that have not yet been settled by the Group.

Movements in this item are analyzed in note 38 a 2.

Note 23. Finance receivables

a) Securitization

The Banque PSA Finance group has carried out two securitization transactions through "Auto ABS", a special purpose entity created in June 2001:

On June 28, 2001, Din and Sofi – merged on January 1, 2002 with Crédipar, a French subsidiary of the Banque PSA Finance group – sold €1 billion worth of automobile loans to the 2001-1 fund of the Auto ABS special purpose entity. The Auto ABS 2000-1 fund issued €950 million worth of AAA/Aaa rated subordinated asset-backed securities and €50 million worth of A/A2 rated subordinated asset-backed securities. Crédipar's retained interest amounts to €10,000. The preferred and subordinated asset-backed securities are secured by a €20 million deposit paid by Crédipar.

Until July 2003, the fund purchased additional loans from Crédipar every month, to maintain the total asset pool at €1 billion. The asset pool is now being wound down over an estimated period of three years.

At December 31, 2003, this pool totaled €721 million.

On July 11, 2002, Crédipar sold €550 million worth of automobile loans and the Spanish branch of Banque PSA Finance sold €950 million worth of automobile loans to the Auto ABS 2002-1 fund.

The Auto ABS 2000-1 fund issued €1,440 million worth of AAA/Aaa rated subordinated asset-backed securities and €60 million worth of A/A2 rated subordinated asset-backed securities. Banque PSA Finance's retained interest amounts to €30,000. The preferred and subordinated asset-backed securities are secured by a €30 million deposit paid by Banque PSA Finance.

The fund purchases additional loans from Crédipar and the Spanish branch of Banque PSA Finance every month, to maintain the total asset pool at €1.5 billion. The asset pool will be topped up at monthly intervals through July 2004 and will then be wound down over an estimated period of three years.

In both cases, the securitized loans are no longer carried in the balance sheet. The impact on the operations on earnings for the period was not material. Banque PSA Finance's retained interest is included in short-term investments. In accordance with Group accounting policy, allowances for credit losses were recorded when the loans were made. These allowances have been maintained in the balance sheet to cover the risk of losses on the deposits.

The deposits are carried in the balance sheet under "Other customer loans".

b) Analysis

1. Total finance receivables

After taking into account the effects of the securitization, finance receivables break down as follows:

(in millions of euros)	2003	2002	2001
Retail and lease finance receivables	14,395	12,301	13,000
Wholesale receivables	4,420	4,653	4,196
	18,815	**16,954**	**17,196**
Deferred revenue	(1,444)	(1,033)	(1,197)
Less: allowances	(186)	(189)	(259)
Total	17,185	15,732	15,740

Retail and lease finance receivables represent loans made by finance companies to Peugeot and Citroën customers for the purchase of cars.

Wholesale receivables represent amounts due to Peugeot and Citroën by their dealer networks which have been transferred to the Group finance companies, and working capital loans made by the finance companies to the dealer networks.

2. Financing costs borne by the Automobile division

The Automobile division bears the financing costs on the following amounts due by its dealer networks, which have been transferred to the Group finance companies:

(in millions of euros)	2003	2002	2001
	2,659	2,774	2,425

The corresponding financing costs are recorded under the manufacturing and sales companies "Cost of goods and services sold" as follows:

(in millions of euros)	2003	2002	2001
	126	157	190

3. Maturities of finance receivables

2003

(in millions of euros)	2004	2005	2006	Subsequent years	Total
Retail and lease finance receivables	5,622	4,394	2,168	2,211	14,395
Wholesale receivables	4,401	8	5	6	4,420
Total	10,023	4,402	2,173	2,217	18,815

2002

(in millions of euros)	2003	2004	2005	Subsequent years	Total
Retail and lease finance receivables	4,584	3,742	2,464	1,511	12,301
Wholesale receivables	4,582	29	15	27	4,653
Total	9,166	3,771	2,479	1,538	16,954

2001

(in millions of euros)	2002	2003	2004	Subsequent years	Total
Retail and lease finance receivables	4,286	3,641	3,005	2,068	13,000
Wholesale receivables	4,174	9	5	8	4,196
Total	8,460	3,650	3,010	2,076	17,196

4. Movements in allowances for credit losses

2003

(in millions of euros)	Retail and lease finance receivables	Wholesale receivables	Total
Opening balance	147	42	189
Movements for the year	-	(3)	(3)
Closing balance	147	39	186

2002

(in millions of euros)	Retail and lease finance receivables	Wholesale receivables	Total
Opening balance	223	36	259
Movements for the year	(76)	6	(70)
Closing balance	147	42	189

In 2002, the reversal of allowances for credit losses on retail and lease finance receivables concerns the write off by Crédipar of loans more than 150 days past due that had been written down in full in the accounts.

2001

(in millions of euros)	Retail and lease finance receivables	Wholesale receivables	Total
Opening balance	223	42	265
Movements for the year	-	(6)	(6)
Closing balance	223	36	259

Note 24. Other finance company customer loans

Other customer receivables at December 31 can be analyzed as follows:

(in millions of euros)	2003	2002	2001
Within 1 year	92	131	94
1 to 5 years	20	151	133
Over 5 years	-	13	15
Total	112	295	242

Note 25. Short-term income tax assets

a) Manufacturing and sales companies

(in millions of euros)	2003	2002	2001
Current taxes: prepayments	387	657	492
Deferred tax assets	315	323	443
Total	702	980	935

b) Finance companies

(in millions of euros)	2003	2002	2001
Current taxes: prepayments	48	27	13
Deferred tax assets	36	36	40
Total	84	63	53

Note 26. Other receivables

a) Manufacturing and sales companies

(in millions of euros)	2003	2002	2001
Prepaid and recoverable taxes (other than income taxes)	1,275	1,311	1,311
Vehicles sold under buyback contracts	439	426	485
Employee-related receivables	183	179	155
Due from suppliers	164	155	158
Other receivables	575	548	476
Total	2,636	2,619	2,585

As explained in note 1 d), new vehicle sales with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases. The amount recorded under this caption corresponds to the cost of the vehicles.

b) Finance companies

(in millions of euros)	2003	2002	2001
Prepaid expenses	566	586	503
Other receivables	387	337	239
Total	953	923	742

Note 27. Short-term investments

a) Manufacturing and sales companies

(in millions of euros)	2003	2002	2001
Own shares held for allocation on exercise of employee stock options			
- Peugeot S.A. shares	135	97	57
- Faurecia shares	15	15	11
Other quoted securities	137	236	277
Other short-term investments	650	741	668
Total	937	1,089	1,013

Unrealized gains on "Other quoted securities" total:

(in millions of euros)	2003	2002	2001
	209	292	483

b) Finance companies

Effective from 2003, immediately available standby reserves set up by Banque PSA Finance as part of its financing strategy – consisting of cash invested in mutual funds and money market securities – are no longer reported under "Cash and cash equivalents". As of December 31, 2003, these reserves amounted to €2,236 million. The amounts involved in 2002 and 2001 have been reclassified in the amounts of €2,261 million and €1,406 million respectively.

Note 28. Cash and cash equivalents

Cash and cash equivalents, as defined in note 1 q), break down as follows:

a) Manufacturing and sales companies

(in millions of euros)	2003	2002	2001
Investments with maturities of less than three months	4,294	3,856	4,550
Advances to companies at equity	-	-	83
Cash and current account balances	586	676	887
Total	4,880	4,532	5,520

As from 2002, advances to companies at equity are recorded under "Short-term loans".

b) Finance companies

(in millions of euros)	2003	2002	2001
Due from credit institutions	576	544	529
Central bank current account balances and collection items	162	218	282
Total	738	762	811

See note 27 b) for 2002 and 2001 reclassifications.

Note 29. Stockholders' equity

a) Common stock

As of December 31, 2003, the Company's capital stock amounted to €243,109,246, represented by common shares with a par value of €1 (note 29 c), all fully paid. The shares may be held in bearer or registered form, at the choice of stockholders. Shares registered in the name of the same holder for at least four years carry double voting rights (article 38 of the bylaws).

b) Changes in the number of shares issued and outstanding

(en euros)	2003	2002	2001
As of January 1	**259,109,146**	**259,109,146**	**278,223,630**
Canceled shares (note 29 d)	(16,000,000)	-	(23,450,000)
Shares issued on conversion of debentures	N/A	N/A	4,335,516
As of December 31	243,109,146	259,109,146	259,109,146

c) 2001 stock-split

On July 2, 2001 existing €6 par value shares were exchanged for new €1 par value shares, on a six-for-one basis. The stock-split was authorized by stockholders at the Extraordinary Meeting of May 16, 2001 (8th resolution).

d) Capital reduction

On November 24, 2003, the Group canceled 16,000,000 €1 par value shares under a stockholder-approved program (13th resolution of the Extraordinary Stockholders' Meeting of May 28, 2003). The difference between the cost of the shares and their par value was charged against: "Capital in excess of par value of stock" in the amount of €683 million.

On November 23, 2001, the Group canceled 23,450,000 €1 par value shares under a stockholder-approved program (9th resolution of the Extraordinary Stockholders' Meeting of May 16, 2001). The difference between the cost of the shares and their par value was charged against "Capital in excess of par value of stock" in the amount of €381 million (note 29 h) and against "Retained earnings" for €510 million.

e) Employee stock options

Each year since 1999, the Managing Board of Peugeot S.A. has granted options to certain employees, directors and officers of the Company and its subsidiaries allowing them to purchase existing shares. Following the 2001 stock split (note 29 c), the current terms of these plans are as follows:

	2003 plan	2002 plan	2001 plan	2000 plan	1999 plan
Date of Managing Board decision	Aug. 21, 2003	Aug. 20, 2002	Nov. 20, 2001	Oct. 5, 2000	March 31, 1999
Vesting date	Aug. 21, 2006	Aug. 20, 2005	Nov. 20, 2004	Oct. 5, 2002	March 31, 2001
Expiry date of exercise period	Aug. 20, 2011	Aug. 20, 2009	Nov. 19, 2008	Oct. 4, 2008	March 31, 2007
Number of grantees	184	178	147	154	97
Exercise price (in euros)	39.09	46.28	46.86	35.46	20.83
Number of options granted	996,500	860,100	798,600	709,200	462,900

Changes in the number of options outstanding under these plans (exercisable for €1 par value shares) are shown below:

(number of options)		2003	2002	2001
As of January 1		**2,783,200**	**1,940,100**	**1,166,100**
Options granted during the year		996,500	860,100	798,600
Options exercised during the year		(16,500)	(17,000)	(24,600)
As of December 31		3,763,200	2,783,200	1,940,100
o/w	1999 plan	401,800	415,300	432,300
	2000 plan	706,200	709,200	709,200
	2001 plan	798,600	798,600	798,600
	2002 plan	860,100	860,100	
	2003 plan	996,500		

f) Share buyback programs

Transactions under stockholder-approved share buyback programs can be analyzed as follows:

	Authorizations	Transactions		
(in euros)		2003	2002	2001
Opening balance		**15,208,709**	**2,994,287**	**16,044,378**
Shares bought back				
AGM of May 24, 2000	29,400,000	N/A	N/A	1,249,068
AGM of May 16, 2001	10% of capital	N/A	789,000	9,625,441
AGM of May 15, 2002	25,000,000	3,095,007	11,511,167	N/A
AGM of May 28, 2003	25,000,000	1,799,668	N/A	N/A
Canceled shares (note 29 d)				
AGM of May 16, 2001	10% of capital	-	-	(23,450,000)
AGM of May 28, 2003	10% of capital	(16,000,000)	-	-
Shares sold				
On exercise of stock options		(16,500)	(17,000)	(24,600)
Other		-	(68,745)	(450,000)
At year-end		4,086,884	15,208,709	2,994,287
- Shares held for allocation on exercise of stock options (note 29 e)		3,763,200	2,783,200	1,940,100
- Treasury stock (note 29 h)		323,684	12,425,509	1,054,187

g) Retained earnings

Retained earnings, including net income for the year, are as follows:

(in millions of euros)	2003	2002	2001
Peugeot S.A. legal reserve	28	28	28
Other Peugeot S.A. statutory reserves and results	5,342	4,721	3,825
Other retained earnings and net income	6,994	7,126	6,626
Total	12,364	11,875	10,479

Other Peugeot S.A. statutory reserves break down as follows:

(in millions of euros)	2003	2002	2001
Reserves available for distribution			
– Without taxation	2,144	2,062	1,513
– Subject to payment of additional tax	1,056	961	961
– Subject of payment of the "précompte" equalization tax	2,142	1,698	1,351
Total	5,342	4,721	3,825
Tax payable in the case of distribution (other than the "précompte" equalization tax)	229	210	210

h) Treasury stock

Treasury stock corresponds to the cost of all the Peugeot S.A. shares purchased on the open market, net of canceled shares and shares held for allocation on exercise of management and employee stock options which are reported under "Short-term investments" (note 27).

i) Cumulative translation adjustment

The cumulative translation adjustment, as defined in note 1 b), can be analyzed as follows as of December 31, 2003, 2002 and 2001:

(in millions of euros)	2003	2002	2001
Euroland subsidiaries	(249)	(249)	(249)
Other foreign subsidiaries			
- Argentina	(395)	(373)	(205)
- Other	(83)	40	49
Total	(727)	(582)	(405)

Note 30. Minority interests

Minority interests can be analyzed as follows:

a) Manufacturing and sales companies

(in millions of euros)	2003	2002	2001
As of January 1	**640**	**689**	**579**
Minority interest in net income of subsidiaries	8	(4)	(26)
Dividends paid to minority stockholders of subsidiaries	(14)	(12)	(13)
Minority interest in share issues by subsidiaries	5	2	4
Changes in scope of consolidation and other movements	2	(8)	146
Translation adjustment	(24)	(27)	(1)
As of December 31	617	640	689

b) Finance companies

(in millions of euros)	2003	2002	2001
As of January 1	**91**	**103**	**79**
Minority interest in net income of subsidiaries	13	21	16
Dividends paid to minority stockholders of subsidiaries	(27)	(31)	-
Minority interest in share issues by subsidiaries	-	-	9
Changes in scope of consolidation and other movements	-	-	-
Translation adjustment	(7)	(2)	(1)
As of December 31	70	91	103

Note 31. Reserves for contingencies and liabilities

a) Manufacturing and sales companies

1. Details of reserves for contingencies and liabilities

(in millions of euros)	2003	2002	2001
Long-term reserves for operating liabilities			
Retirement benefits (note 45)	300	240	238
Employee benefits	111	90	91
Claims and litigation	73	71	77
Warranties (beyond 1 year)	333	279	120
Vehicles sold under buyback contracts (*)	48	60	39
End-of-life vehicles	45	43	-
Operations in Argentina	31	47	50
Losses on long-term contracts	46	63	93
Other	184	232	216
	1,171	**1,125**	**924**
Other reserves for contingencies and liabilities			
Early-termination plan (note 44)	317	400	323
Restructuring reserves	65	127	63
Other	70	75	84
	452	**602**	**470**
Total	1,623	1,727	1,394

(*) A reserve is recorded for vehicles sold under buyback contracts with a term in excess of three years, where the Group expects to make a loss on resale. The Group does not expect to incur any additional losses on these contracts.

2. Movements in reserves for contingencies and liabilities

(in millions of euros)	2003	2002	2001
As of January 1	**1,727**	**1,394**	**1,322**
Movements charged to income			
- Additions	387	861	522
- Reserves utilized	(414)	(412)	(373)
- Reversals	(61)	(89)	(163)
	(88)	**360**	**(14)**
Other movements			
Translation adjustment	(17)	(69)	(22)
Effect of changes in scope of consolidation and other	1	42	108
As of December 31	1,623	1,727	1,394

Reversals of reserves primarily include the following:

- in 2003, €33 million released from the reserve for 2000 local business tax for Peugeot Citroën Automobiles and €8 million released from the reserve for risks in connection with Peugeot Citroën Argentina;
- in 2002, €34 million released from the reserve for tax under the Flex regime (trade balance) concerning Peugeot Citroën do Brasil;
- in 2001, €84 million released from the reserve for risks relating to the Group's operations in Argentina that was originally charged against goodwill (note 14 a 2), and €26 million released from the reserve for redemption premiums on Peugeot S.A. convertible debentures issued in 1994 which matured during the year.

b) Finance companies

Reserves for contingencies and liabilities carried in the balance sheets of the finance companies can be analyzed as follows:

(in millions of euros)	2003	2002	2001
Long-term reserves for operating liabilities			
Retirement benefits (note 45)	7	7	6
Other	36	38	28
	43	**45**	**34**
Other reserves for contingencies and liabilities			
Other	10	8	11
Total	53	53	45

Note 32. Other long-term liabilities – manufacturing and sales companies

Other long-term liabilities of manufacturing and sales companies comprise:

(in millions of euros)	2003	2002	2001
Investment grants, net	81	51	45
Other	15	44	24
Total	96	95	69

Note 33. Long-term debt – manufacturing and sales companies

a) Maturities of long-term debt

Maturities of long-term debt are as follows:

2003

(in millions of euros)	Bonds and debentures	Other borrowings	Total
2005	-	207	207
2006	69	108	177
2007	-	772	772
2008	-	123	123
Subsequent years	2,090	240	2,330
	2,159	**1,450**	**3,609**
Current portion	-	270	270
Total	2,159	1,720	3,879

2002

(in millions of euros)	Bonds and debentures	Other borrowings	Total
2004	-	390	390
2005	-	139	139
2006	69	146	215
2007	-	997	997
Subsequent years	1,490	268	1,758
	1,559	**1,940**	**3,499**
Current portion	-	311	311
Total	1,559	2,251	3,810

2001

(in millions of euros)	Bonds and debentures	Other borrowings	Total
2003	-	501	501
2004	-	273	273
2005	-	125	125
2006	69	720	789
Subsequent years	1,490	457	1,947
	1,559	**2,076**	**3,635**
Current portion	-	299	299
Total	1,559	2,375	3,934

b) Repayment currencies

The long-term portion of borrowings other than convertible debentures can be analyzed as follows by repayment currency:

(in millions of euros)	2003	2002	2001
Euros	3,198	2,892	2,830
Pounds sterling	307	492	421
US dollars	-	-	7
Swiss francs	-	-	152
Brazilian reals	95	100	206
Other	9	15	19
Total	3,609	3,499	3,635

c) Average interest rates

The weighted average interest rate on long-term debt, before taking into account the impact of hedges, was as follows as of December 31, 2003, 2002 and 2001:

	2003	2002	2001
	5.07%	5.03%	5.31%

d) Obligations under capital leases

The discounted present value of minimum future lease payments included in other borrowings in respect of assets acquired under capital leases was as follows at December 31:

(in millions of euros)	2003	2002	2001
2002	-	-	33
2003	-	32	32
2004	31	32	30
2005	29	30	30
2006	30	30	-
2007	29	-	-
Subsequent years	100	127	154
	219	**251**	**279**
Less: amount representing interest	(24)	(30)	(37)
Present value of minimum future lease payments	195	221	242

e) Long-term portion of bonds and debentures

(in millions of euros)	2003	2002	2001
GIE PSA Trésorerie			
- 2001 fixed rate bonds, due 2011	1,491	1,490	1,490
- 2003 fixed rate bonds, due 2033	599	-	-
Peugeot S.A. 1998 bonds indexed to the market price of Peugeot S.A. shares	69	69	69
Total	2,159	1,559	1,559

Note 34. Short-term financing and bank overdrafts – manufacturing and sales companies

a) Details of short-term financing and bank overdrafts

(in millions of euros)	2003	2002	2001
Commercial paper (note 34 b)	850	664	738
Short-term loans	977	1,142	694
Bank overdrafts	523	645	2,488
Total	2,350	2,451	3,920

b) Commercial paper

(in millions of euros)	Issue currency	2003	2002	2001
Short-term notes				
- Faurecia	EUR	850	664	718
Commercial paper				
- Citroën Polska	PLN	-	-	14
- Peugeot Polska	PLN	-	-	6
Total		850	664	738

Note 35. Financing liabilities – finance companies

a) Maturities of long-term debt

2003

(in millions of euros)	Bonds and debentures	Other debt securities	Bank borrowings	Total
2005	-	3,246	1,302	4,548
2006	91	1,538	937	2,566
2007	-	1,099	327	1,426
2008	-	1,237	163	1,400
Subsequent years	-	437	54	491
	91	**7,557**	**2,783**	**10,431**
Current portion	-	4,361	3,104	7,465
Total	91	11,918	5,887	17,896

2002

(in millions of euros)	Bonds and debentures	Other debt securities	Bank borrowings	Total
2004	-	1,142	1,558	2,700
2005	-	1,199	135	1,334
2006	91	902	473	1,466
2007	-	729	146	875
Subsequent years	-	532	100	632
	91	**4,504**	**2,412**	**7,007**
Current portion	-	5,831	4,231	10,062
Total	91	10,335	6,643	17,069

2001

(in millions of euros)	Bonds and debentures	Other debt securities	Bank borrowings	Total
2003	-	1,771	215	1,986
2004	-	416	980	1,396
2005	-	577	85	662
2006	91	671	404	1,166
Subsequent years	-	34	90	124
	91	**3,469**	**1,774**	**5,334**
Current portion	-	7,037	3,729	10,766
Total	91	10,506	5,503	16,100

b) Repayment currencies

The long-term portion of finance company financing liabilities breaks down as follows by repayment currency:

(in millions of euros)	2003	2002	2001
Euros	9,196	6,072	3,735
Pounds sterling	843	577	1,173
US dollars	174	200	261
Japanese Yen	144	71	30
Other	74	87	135
Total	10,431	7,007	5,334

c) Long-term portion of bonds and debentures (other than convertible debentures)

(in millions of euros)	2003	2002	2001
Banque PSA Finance (1998 0.57% debentures indexed to the CAC40)	91	91	91
Total	91	91	91

d) Other debt securities

1. Long-term portion

(in millions of euros)	Issue currency	2003	2002	2001
Domestic MTN due in more than one year				
- Peugeot Finance International	EUR	-	1	1
- Crédipar	EUR	75	82	124
- Banque PSA Finance	EUR	616	586	496
EMTN due in more than one year				
- Peugeot Finance International	USD	-	9	34
	EUR	154	17	32
- Banque PSA Finance	USD	174	191	227
	EUR	5,955	3,214	2,015
	CZK	55	48	94
	JPY	144	71	30
	GBP	234	31	197
	HKD	-	12	14
Redeemable subordinated securities				
- Banque PSA Finance		150	150	150
- Other		-	92	55
Total		7,557	4,504	3,469

2. Short-term portion

(in millions of euros)	Issue currency	2003	2002	2001
Short-term notes				
- Sofira	EUR	1,025	1,332	1,349
Commercial paper				
- Peugeot Commercial Paper	EUR	-	-	30
- Peugeot Finance International	EUR	-	30	162
Bills of Exchange				
- PSA Wholesale Ltd.	GBP	-	-	202
Domestic MTN due within one year				
- Crédipar	EUR	10	42	173
- Banque PSA Finance	EUR	28	183	105
EMTN due within one year				
- Peugeot Finance International	EUR	2	31	10
	USD	8	19	-
	JPY	-	-	303
	GBP	-	-	7
	ITL	-	-	15
- Banque PSA Finance	EUR	1,951	1,516	928
	USD	78	48	-
	GBP	31	154	82
	JPY	349	806	1,858
	CZK	33	47	-
	CHF	19	-	-
	HKD	10	-	-
	PLN	-	-	36
Certificates of deposit				
- Banque PSA Finance	EUR	815	1,620	1,776
Other debt securities				
- Banco PSA Finance Brasil	BRL	2	3	-
Retail certificates of deposit				
- Banque PSA Finance	CHF	-	-	1
Total		4,361	5,831	7,037

Note 36. Short-term income tax liabilities

a) Manufacturing and sales companies

(in millions of euros)	2003	2002	2001
Current taxes payable	344	633	796
Deferred taxes on planned intercompany dividends	4	3	6
Other deferred taxes	20	10	6
Total	368	646	808

b) Finance companies

(in millions of euros)	2003	2002	2001
Current taxes payable	46	30	59
Other deferred taxes	29	34	47
Total	75	64	106

Note 37. Other payables

a) Manufacturing and sales companies

(in millions of euros)	2003	2002	2001
Accrued taxes (other than income taxes)	955	986	1,005
Early-termination plan	106	86	62
Accrued payroll costs	965	988	897
Due to suppliers of property, plant and equipment	568	525	496
Vehicles sold under buyback contracts	603	584	661
Customer prepayments	468	537	460
Short-term warranty costs	578	505	475
Accrued payroll taxes	506	483	398
Deferred income	252	205	173
Charges payable on borrowings and overdrafts	74	80	85
Other payables	326	249	697
Total	5,401	5,228	5,409

As explained in note 1 d, new vehicle sales with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases. The amount recorded under this caption corresponds to the sale price of new vehicles less accrued interest.

b) Finance companies

(in millions of euros)	2003	2002	2001
Deferred income and accrued expenses	690	456	496
Other payables	505	467	394
Total	1,195	923	890

Note 38. Change in operating assets and liabilities

a) Manufacturing and sales companies

1. Detail of cash flows from operating activities

(in millions of euros)	2003	2002	2001
Increase in inventories	(521)	(129)	(802)
Increase in accounts and notes receivable	(32)	(56)	(23)
Increase in accounts and notes payable	171	954	177
Change in income taxes	6	(204)	(173)
Other changes	110	(300)	425
Decrease (increase) in receivables from Group finance companies, net	*42*	*65*	*(26)*
Total	(224)	330	(422)

2. Detail of changes in assets and liabilities

2003

(in millions of euros)	At January 1	Cash flows from operating activities	Effect of changes in scope of consolidation	Translation adjustment	At Dec. 31
Inventories	(6,167)	(521)	(70)	98	(6,660)
Accounts and notes receivable	(3,381)	(32)	6	44	(3,363)
Accounts and notes payable	9,912	171	31	(93)	10,021
Income taxes	(334)	6	(4)	(2)	(334)
Other	2,609	110	62	(16)	2,765
Receivables from Group finance companies, net	*(155)*	42	-	-	*(113)*
Total	2,484	(224)	25	31	2,316

2002

(in millions of euros)	At January 1	Cash flows from operating activities	Effect of changes in scope of consolidation	Translation adjustment	At Dec. 31
Inventories	(6,218)	(129)	(61)	241	(6,167)
Accounts and notes receivable	(3,451)	(56)	19	107	(3,381)
Accounts and notes payable	9,173	954	35	(250)	9,912
Income taxes	(127)	(204)	(5)	2	(334)
Other	2,824	(300)	57	28	2,609
Receivables from Group finance companies, net	*(220)*	65	-	-	*(155)*
Total	1,981	330	45	128	2,484

2001

(in millions of euros)	At January 1	Cash flows from operating activities	Effect of changes in scope of consolidation	Translation adjustment	At Dec. 31
Inventories	(5,171)	(802)	(300)	55	(6,218)
Accounts and notes receivable	(2,962)	(23)	(488)	22	(3,451)
Accounts and notes payable	8,503	177	510	(17)	9,173
Income taxes	140	(173)	(98)	4	(127)
Other	2,184	425	147	68	2,824
Receivables from Group finance companies, net	*(194)*	*(26)*	*-*	*-*	*(220)*
Total	**2,500**	**(422)**	**(229)**	**132**	**1,981**

b) Finance companies

Cash flows from operating activities can be analyzed as follows:

(in millions of euros)	2003	2002	2001
Increase in finance receivables	(1,684)	(260)	(1,483)
(Increase) decrease in short-term investments	25	(855)	(1,406)
Increase in financing liabilities	1,026	1,188	4,320
Change in income taxes	(5)	(54)	(6)
Other changes	413	(217)	82
Increase (decrease) in amounts due to Group manufacturing and sales companies, net	*133*	*(84)*	*(1,182)*
Total	**(92)**	**(282)**	**325**

Note 39. Effect of changes in scope of consolidation and other

The "Effect of changes in scope of consolidation and other" caption in the statement of cash flows for manufacturing and sales companies breaks down as follows:

(in millions of euros)	2003	2002	2001
Change in cash and cash equivalents due to changes in scope of consolidation	7	(95)	134
Additions to intangible assets	(68)	(85)	(89)
Banque PSA Finance share issue underwritten by Peugeot SA.	-	(100)	-
Other	41	12	9
Total	**(20)**	**(268)**	**54**

Note 40. Change in other financial assets and liabilities

(in millions of euros)	2003	2002	2001
New long and medium-term debt	716	337	1,868
Repayments of debt and conversion of debentures	(648)	(346)	(745)
(Increase) decrease in long-term loans and receivables	312	(430)	100
Decrease in short-term investments	323	12	510
Increase (decrease) in short-term financing	(100)	(1,258)	931
(Increase) decrease in net financing of the finance business provided by the manufacturing and sales companies	*(175)*	*19*	*1,208*
Total	428	(1,666)	3,872

Note 41. Net financial position – manufacturing and sales companies

(in millions of euros)	2003	2002	2001
External loans and borrowings			
Cash and cash equivalents	4,880	4,532	5,520
Short-term investments	937	1,089	1,013
Short-term financing and bank overdrafts	(2,350)	(2,451)	(3,920)
Current portion of long-term debt	(270)	(311)	(299)
Short-term loans	301	397	260
Long-term debt	(3,609)	(3,499)	(3,635)
Receivables, loans and investment securities	591	929	624
	480	**686**	**(437)**
Loans to and borrowings from Group finance companies			
Current financial assets	205	97	123
Short-term debt	(122)	(189)	(197)
	83	**(92)**	**(74)**
Total	563	594	(511)

Note 42. Lines of credit

The PSA Peugeot Citroën Group has access to revolving lines of credit expiring at various dates through 2008. The amounts available under these lines of credit are as follows:

(in millions of euros)	2003	2002	2001
Peugeot SA and GIE PSA Trésorerie	2,400	2,400	2,400
Faurecia	1,545	1,545	1,420
Banque PSA Finance group	5,700	4,850	5,585
Confirmed lines of credit	9,645	8,795	9,405

Drawdowns on these lines of credit at December 31 were as follows:

(in millions of euros)	2003	2002	2001
Faurecia	450	605	562
Banque PSA Finance group	-	-	94
Drawdowns	450	605	656

Note 43. Return on capital employed

a) Capital employed

Capital employed includes the value of all the assets employed in the Group's operations. Finance companies use a different definition of capital employed from that used by the manufacturing and sales companies.

Manufacturing and sales companies

Capital employed comprises all assets and reserves employed in the business and working capital.

Assets employed in the business comprise:

- goodwill, net, before exceptional amortization;
- intangible assets and property, plant and equipment, net;
- shares in non-consolidated companies;
- other non-current assets.

Working capital includes:

- inventories;
- accounts and notes receivable;
- receivables from independent dealers transferred to Banque PSA Finance group companies, for which the financing cost is paid by the Automobile division;
- other receivables;
- accounts and notes payable;
- other payables, excluding amounts due under the early-termination plan.

Capital employed also includes operating reserves, defined as reserves where additions or deductions impact operating margin, as well as restructuring reserves.

For companies accounted for by the equity method, which are an integral part of the Group's operations, capital employed corresponds to the Group's equity in the capital employed of those companies.

Finance companies

For the finance companies, capital employed corresponds to stockholders' equity of Banque PSA Finance, which includes the net assets of all of the finance companies. However as dealer receivables transferred to Banque PSA Finance group are included in working capital of the manufacturing and sales companies, the amount of Banque PSA Finance's stockholders' equity representing transferred receivables is deducted for the calculation of finance companies' capital employed.

Capital employed can be analyzed as follows:

(in millions of euros)	2003	2002	2001
Manufacturing and sales companies			
Goodwill			
– Net book value	1,964	2,120	2,225
– Cancellation of exceptional amortization	28	32	19
Intangible assets	181	194	183
Property, plant and equipment	12,158	11,545	11,461
Shares in non-consolidated companies	63	85	238
Other non-current assets	239	257	204
Inventories	6,660	6,167	6,218
Accounts and notes receivable	3,363	3,381	3,451
Receivables from independent dealers transferred to the finance companies, for which the financing cost is paid by the Automobile division	2,659	2,774	2,425
Other receivables	2,636	2,619	2,585
Reserves for operating liabilities	(1,171)	(1,125)	(924)
Investment grants	(81)	(51)	(45)
Accounts and notes payable	(10,021)	(9,912)	(9,173)
Other payables, excluding amounts due under the early-termination plan	(5,295)	(5,142)	(5,347)
Equity in the capital employed of companies accounted for by the equity method	1,266	1,275	1,026
Restructuring reserves	(65)	(127)	(63)
Finance companies			
Equity in stockholders' equity of Banque PSA Finance	1,456	1,315	1,171
Total	16,040	15,407	15,654

b) Income generated by capital employed

Return on capital employed is measured on the basis of operating margin, plus or minus the other income and expense items corresponding to the definition used for capital employed, i.e. finance charges for receivables from independent dealers transferred to Banque PSA Finance group companies that are paid by the Automobile division, exchange gains or losses, restructuring costs, amortization of goodwill (excluding exceptional amortization), pre-tax earnings of companies at equity (excluding early-termination plan costs) and income from shares in non-consolidated companies.

Income generated by capital employed can be analyzed as follows:

(in millions of euros)	2003	2002	2001
Operating margin – manufacturing and sales companies	1,777	2,594	2,404
Operating margin – finance companies	418	319	248
Consolidated operating margin	**2,195**	**2,913**	**2,652**
Finance cost of receivables from independent dealers transferred to Banque PSA Finance	126	157	190
Exchange gains (losses)	23	22	(24)
Restructuring costs	(42)	(125)	(120)
Amortization of goodwill			
- Amortization for the year	(158)	(163)	(140)
- Cancellation of exceptional amortization (note 14 a)	28	32	19
Pre-tax earnings of companies at equity (note 18 c)	57	16	2
Income from shares in non-consolidated companies	8	20	5
Total	2,237	2,872	2,584

c) Return on capital employed

The immediate return on capital employed (before tax), corresponding to income generated by capital employed expressed as a percentage of total capital employed at December 31, is as follows:

(in %)	2003	2002	2001
	13.9	18.6	16.5

Note 44. Early-termination plan

a) Internal agreements

Internal agreements have been signed between the Group and employee representatives in France, concerning the implementation of early-termination plans. The plans in question fulfill the criteria laid down in Decree no. 2000-105 dated February 9, 2000 related to the early-termination of certain employees over 55 years of age and qualify for Government financing covering part of the cost.

1. Automobile division

An early-termination plan has been set up for Automobile division employees in France, in application of an internal agreement dated March 4, 1999 and an industry-wide agreement signed on July 26, 1999 by UIMM (the industry federation) with the support of the majority of trade unions represented within the Group.

2. Automotive Equipment division

Following further negotiations between UIMM and the trade unions, in March 2001, the plan was extended to additional companies, including the Faurecia group.

b) Estimated liability

1. Calculation method

The estimated cost to be financed by the Group corresponds to the total benefits payable to the employees concerned, net of government funding. The present value of the liability has been calculated by applying a discount rate of 3% and an inflation rate of 2%. The short-term portion is included in "Other payables" and the long-term portion is reported under "Reserves for contingencies and liabilities".

2. Change in estimated liability

(in millions of euros)	Other payables	Reserves for contingencies and liabilities	Total
Balance as of December 31, 2002	**86**	**400**	**486**
Early-termination cost for the year	(82)	-	(82)
Changes in employee numbers	-	1	1
Discounting adjustment	(4)	22	18
Transfer from long-term to short-term	106	(106)	-
Balance as of December 31, 2003	**106**	**317**	**423**

The €19 million charge recorded in the income statement includes €1 million corresponding to the cumulative effect of changes in employee numbers and an €18 million discounting adjustment. The €82 million reversal is offset by a charge which corresponds to the Group's contribution to the Unedic Fund responsible for paying benefits to beneficiaries, less the sums received from the State to help finance early-termination measures.

c) Number of employees concerned

As of December 31, 2003, 12,994 employees were concerned by the plans, including 746 Faurecia group employees.

Note 45. Pension and other post-retirement benefits

a) Supplementary pensions and retirement bonuses

Group employees in certain countries – mainly France, the United Kingdom and Germany – are entitled to supplementary pension benefits, payable annually, or retirement bonuses, representing one-off payments made at the time of retirement.

This note describes the accounting treatment of obligations under defined benefit plans as opposed to defined contribution plans under which the Group has no future obligations towards employees.

1. Calculation base

The Group's obligation under these supplementary pension and retirement bonus plans is calculated on an actuarial basis by independent actuaries using models based on the method defined in US standard SFAS 87. Actuarial valuations are generally performed at three-yearly intervals, or more frequently in cases of a change in actuarial assumptions. The most recent actuarial valuations for the principal plans were carried out as of December 31, 2003 based on:

- retirement age assumptions, generally based on retirement at the age of 60 for employees in France or after 60 in the case of employees who have not paid pension contributions over the minimum period required to qualify for a full pension under the government-sponsored scheme;
- an appropriate discount rate;
- an appropriate inflation rate.

Deferred items include:

- unrecognized net gains and losses corresponding to the effect of changes in actuarial assumptions, together with the difference between the actual return on plan assets held in external funds and the return calculated based on the estimated yield on long-term investments. These gains and losses, which are not recognized in the balance sheet, are amortized over the estimated average remaining service lives of employees;
- unrecognized transition obligations corresponding to gains and losses arising on adoption of SFAS 87 and following retroactive plan amendments (prior service cost).

These gains and losses, which are not recognized in the balance sheet, are amortized over the estimated average remaining service lives of employees.

Total pension obligations, including deferred items, are intended to be funded by contributions to external funds. The portion of external funds which covers in full or in part the deferred items is recovered under "Other non-current assets".

2. Assumptions used

The assumptions used to calculate the Group's obligation for pension and other retirement benefits are as follows for 2003, 2002 and 2001:

	Euro zone	United Kingdom
Discount rate		
2003	4.50%	5.00%
2002	5.25%	6.00%
2001	5.75%	6.00%
Inflation rate		
2003	2.00%	2.25%
2002	1.75%	2.25%
2001	1.75%	2.00%

	France	United Kingdom
Expected return on long-term investments		
2003	6.00%	7.00%
2002	6.50%	7.25%
2001	7.50%	7.25%

Mortality and staff turnover assumptions used are based on the specific economic conditions of each Group company or the country in which they operate.

The French Pension Reform Act of August 21, 2003 ("loi Fillon", Act no. 2003-775) has not led to any changes in actuarial assumptions used to calculate the Group's obligation for pension and other post-retirement benefits.

3. Obligations and funded status

At December 31

(in millions of euros)			2003	2002	2001
Present value of projected benefit obligation					
French companies			1,209	1,047	1,288
Foreign companies			1,985	1,678	1,591
	Total	**A**	**3,194**	**2,725**	**2,879**
Funded status					
Market value as of December 31 of prior years' funding					
French companies			634	636	909
Foreign companies			1,095	947	1,139
	Total	*(1)*	*1,729*	*1,583*	*2,048*
Funding to external organizations for the year					
French companies			8	9	1
Foreign companies			55	76	59
	Total	*(2)*	*63*	*85*	*60*
Market value of external funds at December 31					
French companies			642	645	910
Foreign companies			1,150	1,023	1,198
		B =(1)+(2)	**1,792**	**1,668**	**2,108**
Deferred items					
Transition obligation					
French companies			2	5	8
Foreign companies			(2)	(14)	(25)
	Total	*(3)*	-	*(9)*	*(17)*
Prior service cost					
French companies			12	13	(81)
Foreign companies			13	17	21
	Total	*(4)*	*25*	*30*	*(60)*
Unrecognized net actuarial gains and losses					
French companies			496	377	405
Foreign companies			721	583	310
	Total	*(5)*	*1,217*	*960*	*715*
French companies			510	395	332
Foreign companies			732	586	306
		C=(3)+(4)+(5)	**1,242**	**981**	**638**
Total, net		D = A-B-C	160	76	133
Amounts recognized in the balance sheet					
Reserves					
French companies			171	113	101
Foreign companies			136	134	143
	Total		**307**	**247**	**244**
o/w manufacturing and sales companies			300	240	238
o/w finance companies			7	7	6
Funding surpluses					
French companies			112	107	55
Foreign companies			35	64	56
	Total		**147**	**171**	**111**
o/w manufacturing and sales companies			142	167	107
o/w finance companies			5	4	4
Total, net in balance sheet			160	76	133

Changes during the year

(in millions of euros)		
Present value of projected benefit obligation		
As of January 1		2,725
Service cost and one-year discounting adjustment		220
Benefits paid in 2003		(124)
Change in actuarial assumptions		478
Translation adjustment and other movements		(105)
As of December 31	**A**	**3,194**
Funded status		
As of January 1		1,668
Expected return on external funds		111
Benefits paid in 2003		(35)
Change in fair value of external funds		114
Translation adjustment and other movements		(66)
As of December 31	**B**	**1,792**
Deferred items		
As of January 1		981
Amortization for the year		(57)
New deferred items for 2003		364
Translation adjustment and other movements		(46)
As of December 31	**C**	**1,242**
Balance sheet reserve		
As of January 1		76
Additions for the year		165
Payments to external funds		(63)
Translation adjustment and other movements		(18)
As of December 31	**D**	**160**

No changes were made to the plans in 2003.

4. Periodic pension cost

The total obligation is determined at each year-end as explained above. The periodic pension cost each year corresponds to:

- service cost, representing the benefit entitlements earned by employees during the year,
- interest cost, corresponding to adjustments to the discounted present value of the opening projected benefit obligation,
- amortization of deferred items.

The periodic pension cost is partially offset by the return on external funds, calculated on the basis of a standard rate of return on long term investments. The difference between the expected rate of return and the actual return on external funds (5.92% in 2003 for French funds and 13.58% for UK funds) is deducted from or added to the unamortized net obligation.

The periodic pension cost is included in payroll costs and can be analyzed as follows:

(in millions of euros)	2003	2002	2001
French companies	(40)	(37)	(41)
Foreign companies	(43)	(44)	(42)
Service cost	**(83)**	**(81)**	**(83)**
French companies	(48)	(64)	(71)
Foreign companies	(89)	(90)	(90)
Interest cost	**(137)**	**(154)**	**(161)**
French companies	40	58	70
Foreign companies	71	82	87
Return on external funds	**111**	**140**	**157**
French companies	(26)	(21)	(16)
Foreign companies	(31)	(14)	13
Amortization of deferred items	**(57)**	**(35)**	**(3)**
French companies	-	(82)	-
Foreign companies	1	1	-
Curtailments and settlements	**1**	**(81)**	-
French companies	(74)	(146)	(58)
Foreign companies	(91)	(65)	(32)
Total	(165)	(211)	(90)
o/w manufacturing and sales companies	(162)	(208)	(89)
o/w finance companies	(3)	(3)	(1)

b) Long-service awards

The Group estimates its liability for long-service awards payable to employees who fulfill certain seniority criteria. The calculations are performed using the same method and assumptions as for supplementary pension benefits and retirement bonuses (note 45 a). The estimated liability is reserved for in full in the accounts and amounts to:

(in millions of euros)	2003	2002	2001
French companies	23	22	19
Foreign companies	3	3	2
Total	26	25	21

c) Other post-retirement benefits

In addition to the retirement obligations described above, Faurecia Exhaust Systems Inc., an American subsidiary of Faurecia, pays the healthcare costs of retired employees.

The related obligation is reserved for in full in the consolidated financial statements and amounts to:

(in millions of euros)	2003	2002	2001
	19	24	28

Note 46. Foreign exchange and interest rate risk management

a) General principles

1. Currency risk

The manufacturing and sales companies manage their foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates. These risks primarily concern the Automobile division. Positions are managed primarily for the Automobile division by making forward purchases or sales of the currencies concerned, as soon as the foreign currency invoice is accounted for, through the PSA Peugeot Citroën Group's specialized company, PSA International S.A. (PSAI). PSAI also hedges currency risks on firm planned transactions to be carried out by the Automobile division in yen and pounds sterling (note 46 c 3).

PSAI also carries out transactions involving currency instruments as part of its activities. These transactions, which are subject to very strict exposure limits, are closely monitored on a continuous basis. They are the only non-hedging transactions carried out by companies in the PSA Peugeot Citroën Group and do not have a material impact on consolidated net income.

2. Interest rate risk

Cash surpluses and short-term financing needs of manufacturing and sales companies -except automotive equipment companies- in euroland countries and the United Kingdom, are centralized at the level of GIE PSA Trésorerie which invests net cash reserves on the financial markets, mainly in short-term instruments indexed to floating rates.

The gross borrowings of manufacturing and sales companies -except automotive equipment companies- consist mainly of fixed and adjustable rate long-term loans. The entire debt is converted to floating rate by means of derivatives, in order to match cash surpluses exposure.

The finance companies provide wholesale financing to dealer networks and finance sales of vehicles to customers; generally at fixed rates of interest. Refinancing is generally at adjustable or floating rates, at all points on the yield curve.

Banque PSA Finance, which centralizes interest rate risks of the finance companies operating in the euro zone countries, manages these risks by entering into swaps and buying options to match interest rates on outstanding loans and the related refinancing. The finance companies in the United Kingdom use similar strategies to manage their own interest rate risks.

Faurecia uses caps, swaps and other options in euros and US dollars to hedge interest rates on borrowings payable from January 2003 through December 2007.

A small proportion of interest rate risks of the manufacturing and sales companies and the finance companies is not hedged, in order to take advantage of market opportunities. The Value At Risk (VaR) represented by these unhedged positions is measured daily. The impact on income of gains and losses on these positions is not material.

3. Counterparty risks on financial instruments

The Group minimizes counterparty risks through internal control procedures which ensure that transactions are carried out only with major banks and financial institutions. Exposure limits are set by counterparty, based primarily on their credit rating. Internal control procedures include daily verification of compliance with these exposure limits. The Group's exposure to concentration of counterparty risks is not material.

b) Accounting treatment

- Gains and losses on hedging positions related to actual or future transactions are accounted for on a symmetrical basis with the loss or gain on the underlying transaction.
- Positions not qualifying as hedges are marked to market at the end of each period and the resulting unrealized gain or loss is included in income for the period.

c) Manufacturing and sales companies

As of December 31, 2003, 2002 and 2001, after eliminating intercompany transactions, open forward contracts in foreign currencies serving to fix the exchange rate used to record import and export transactions in the accounts and financial instruments acquired in connection with the management of interest rates on investments and borrowings, were as follows:

1. Hedges of actual transactions

(in millions of euros)	2003	2002	2001
Currency risk			
Hedges of commercial transactions			
- Forward contracts	1,006	1,116	1,121
- Currency options	125	164	230
Total	1,131	1,280	1,351
Hedges of financing transactions			
- Forward contracts	449	261	744
- Currency options	-	-	5
- Currency swaps	659	647	531
Total	1,108	908	1,280
Interest rate risk			
Hedges of financing transactions			
- Interest rate swaps	7,685	9,574	6,919
- Purchase of caps	3,779	2,229	1,855
- Collars	100	45	30
- FRA	3,315	100	-
Total	14,879	11,948	8,804

2. Maturities of hedging instruments as of December 31, 2003

(in millions of euros)	Total	Within 1 year	1 to 5 years	Beyond 5 years
Currency risk				
Hedges of commercial transactions				
- Forward contracts	1,006	1,006	-	-
- Currency options	125	125	-	-
Total	1,131	1,131	-	-
Hedges of financing transactions				
- Forward contracts	449	449	-	-
- Currency swaps	659	184	265	210
Total	1,108	633	265	210
Interest rate risk				
Hedges of financing transactions				
- Interest rate swaps	7,685	4,885	609	2,191
- Purchase of caps	3,779	1,979	1,800	-
- Collars	100	100	-	-
- FRA	3,315	3,237	78	-
Total	14,879	10,201	2,487	2,191

3. Hedges of future transactions

The Group has purchased yen against euro put options to guarantee the minimum exchange rate on vehicle sales in Japan. As of December 31 2003, 2002 and 2001, the nominal amounts hedged by put options were as follows:

(in millions of euros)	2003	2002	2001
	511	706	453

The Group has purchased pound sterling against euro put options to guarantee the minimum exchange rate on vehicle sales in the United Kingdom. As of December 31, 2003, 2002 and 2001, the nominal amounts hedged by put options were as follows:

(in millions of euros)	2003	2002	2001
	2,312	-	-

The Faurecia group uses forward purchase and sale contracts and options as hedges of commercial transactions in progress at December 31, 2003 and transactions planned in 2004. As of December 31 2003, 2002 and 2001, the nominal amounts hedged for planned transactions were as follows:

(in millions of euros)	2003	2002	2001
	145	135	122

4. Non-hedging transactions

The gains and losses recorded by PSA International, the finance subsidiary specialized in managing currency risks on financial instruments not qualifying as hedges, generally correspond to gains and losses on closed positions – representing foreign exchange purchase and sale contracts for the same amount – which serve to fix margins without exposing the subsidiary to the risk of losses resulting from an unfavorable future movement in exchange rates. Pre-tax profits on these trading transactions amounted to €5.1 million in 2003, €4.6 million in 2002 and €5.5 million in 2001.

5. Currency risk

The net position of the manufacturing and sales companies in the main foreign currencies is as follows:

(in millions of euros)	GBP	YEN	USD	PLN	CHF	BRL	Other
Total assets	313	73	267	137	30	7	450
Total liabilities	(719)	(1)	(110)	(10)	-	(10)	(91)
Net position before hedging	(406)	72	157	127	30	(3)	359
Off-balance sheet position	420	(72)	(154)	(86)	(30)	3	(347)
Net position after hedging	14	-	3	41	-	-	12

The above table shows the Group position arising from all transactions recognized in the balance sheet at December 31, 2003. The Group has also purchased yen against euro put options for future vehicle sales in Japan and pound sterling put options for all its transactions in that currency (note 46 c 3).

6. Interest rate risk

(in millions of euros)	Intraday to 1 year	1 to 5 years	More than 5 years	Total
Total assets	6,289	43	50	6,382
Total liabilities	(3,599)	(547)	(2,205)	(6,351)
Net position before hedging	2,690	(504)	(2,155)	31
Off-balance sheet position	(2,302)	212	2,090	-
Net position after hedging	388	(292)	(65)	31

This table analyzes fixed rate assets and debt by maturity and adjustable rate assets and debt based on the next rate adjustment date.

In the statement of off-balance sheet items, swaps and other derivative instruments are reported as positive amounts (lender leg) and negative amounts (borrower leg).

A 1 point decrease in interest rates would have the effect of reducing net interest income by €2 million.

The net position after hedging for assets and liabilities due beyond 1 year mainly concerns employee profit-sharing reserves (€237 million) and obligations under finance leases (€148 million).

d) Finance companies

As of December 31, 2003, 2002 and 2001, after eliminating intercompany transactions, outstanding contracts on financial instruments used to match interest and exchange rates on customer loans and the related refinancing were as follows:

1. Hedges of actual transactions

(in millions of euros)	2003	2002	2001
Currency risk			
Currency swaps	1,050	1,488	2,749
Forward contracts	877	1,253	552
Total	1,927	2,741	3,301
Interest rate risk			
Hedges of financing transactions			
- Interest rate swaps	23,857	23,120	17,547
- Purchases of caps and collars	-	192	372
- Futures	14	340	-
- Swaptions	-	-	518
Total	23,871	23,652	18,437

2. Maturities of hedging instruments as of December 31, 2003

(in millions of euros)	Total	Within 1 year	1 to 5 years	Beyond 5 years
Currency risk				
Currency swaps	1,050	676	374	-
Forward contracts	877	877	-	-
Total	1,927	1,553	374	-
Interest rate risk				
Hedges of financing transactions				
- Interest rate swaps	23,857	9,671	13,886	300
- Purchases of caps and collars	-	-	-	-
- Futures	14	14	-	-
Total	23,871	9,685	13,886	300

3. Currency risk

The net position of the finance companies in the main foreign currencies is as follows:

(in millions of euros)	GBP	YEN	USD	CHF	Other
Total assets	750	-	7	289	-
Total liabilities	-	(487)	(256)	(19)	(96)
Net position before hedging	750	(487)	(249)	270	(96)
Off-balance sheet position	(749)	487	249	(267)	96
Net position after hedging	1	-	-	3	-

4. Interest rate risk

(in millions of euros)	Intraday to 1 year	1 to 5 years	More than 5 years	Total
Total assets	13,231	7,173	-	20,404
Total liabilities	(14,314)	(3,364)	(300)	(17,978)
Net position before hedging	(1,083)	3,809	(300)	2,426
Off-balance sheet position	1,012	(1,326)	300	(14)
Net position after hedging	(71)	2,483	-	2,412

This table analyzes fixed rate assets and debt by maturity and adjustable rate assets and debt based on the next rate adjustment date.

In the statement of off-balance sheet items, swaps and other derivative instruments are reported as positive amounts (lender leg) and negative amounts (borrower leg).

A 1 point decrease in interest rates would have the effect of reducing net interest income by €0.2 million.

The net position after hedging for assets and liabilities due in 1 to 5 years corresponds to net assets covered by Banque PSA Finance group stockholders' equity.

Note 47. Equity risk

Equity risk corresponds to the price risk arising from an unfavorable change in the price of equities held by the Group.

(in millions of euros)	Equities and units in equity funds	Own shares
Net position - Assets	**237**	**150**
Off-balance sheet position	-	-
Total net position	**237**	**150**
Sensitivity	**(3)**	**(5)**

The portfolio of equities and units in equity funds includes €66 million worth of securities with limited liquidity (note 17), €137 million in listed equities carried in the balance sheet under short-term investments (note 27) and €34 million in equities under management.

The portfolio of own shares is being held for allocation on exercise of employee stock options (note 27).

Equities are stated at the lower of cost and market. In substantially all cases, the market value net of a 10% discount exceeds the securities' book value. Consequently, sensitivity of earnings to a fall in value is limited to €8 million.

Note 48. Fair value of financial instruments

The fair value of financial instruments held by the Group is estimated in accordance with SFAS 107. The fair value of financial instruments not intended to be sold is estimated only in cases where this is practicable based on market data.

The main valuation methods applied are as follows:

- Shares in non-consolidated companies: as explained in note 1m), these securities represent Group interests in subsidiaries that are not controlled by the Group. Their fair value cannot be estimated due to the absence of meaningful market data.

- Short-term investments and fixed rate debentures quoted on organized markets are valued at the year-end market price.
- The fair value of fixed rate loans and borrowings with maturities in excess of three months is calculated by discounting future cash flows at year-end market rates of interest. The fair value of fixed rate loans and borrowings converted into variable rate loans and borrowings by means of interest rate swaps is close to their book value.
- The fair value of variable rate loans and borrowings, cash and short-term financing is considered as being equivalent to their book value.
- The fair value of finance receivables is estimated by discounting future cash flows at the interest rates at which similar loans were granted at year-end.

a) Balance sheet instruments

As of December 31, the book values and fair values of balance sheet instruments were as follows:

(in millions of euros)	2003		2002		2001	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
ASSETS						
Manufacturing and sales companies						
Receivables and investment securities	591	696	929	996	624	730
Shares in non-consolidated companies	63	63	85	85	238	238
Short-term loans	301	301	397	397	260	260
Short-term investments	937	1,146	1,089	1,381	1,013	1,496
Cash and cash equivalents	4,880	4,880	4,532	4,532	5,520	5,520
Finance companies						
Long-term loans and investment securities	225	225	196	196	201	201
Finance receivables	17,185	17,211	15,732	15,926	15,740	15,861
Other customer receivables	112	112	295	295	242	242
Short-term investments	2,268	2,268	2,261	2,261	1,406	1,406
Cash and cash equivalents	738	738	762	762	811	811
LIABILITIES						
Manufacturing and sales companies						
Other long-term borrowings	3,609	3,596	3,499	3,481	3,635	3,635
Current portion of long-term debt	270	270	311	311	299	299
Short-term financing and bank overdrafts	2,350	2,350	2,451	2,451	3,920	3,920
Finance companies						
Bank borrowings	5,887	5,887	6,643	6,643	5,503	5,503
Other borrowings	12,009	12,009	10,426	10,426	10,597	10,597

b) Off-balance sheet instruments

Derivative instruments not acquired as hedges of balance sheet positions consisted mainly of:

◦ yen put options, with the following characteristics:

(in millions of euros)	2003	2002	2001
Nominal amount	511	765	453
Premiums paid	11	20	12
Fair value	53	43	17

◦ pound sterling put options, with the following characteristics:

(in millions of euros)	2003	2002	2001
Nominal amount	2,312	N/A	N/A
Premiums paid	50	N/A	N/A
Fair value	58	N/A	N/A

The characteristics of forward purchase and sale contracts and options entered into by Faurecia as hedges of commercial transactions in progress at December 31, 2003 and transactions planned in 2004 are as follows:

(in millions of euros)	2003	2002	2001
Nominal amount	145	135	122
Premiums paid	-	-	-
Fair value	4	-	(1)

Note 49. Commitments and contingencies

a) Specific commitments

Details of commitments related specifically to the following transactions are provided in the corresponding notes:

- Securitization of receivables by the manufacturing and sales companies - note 22 a).
- Securitization of automobile loans by the finance companies - note 23 a).
- Supplementary pension, retirement and other post-retirement obligations - note 45.
- Management of foreign exchange and interest rate risks - note 46.
- Equity risk - note 47.

b) Routine commitments

1. Routine commitments as of December 31:

(in millions of euros)	2003	2002	2001
Manufacturing and sales companies			
Capital commitments for the acquisition of property, plant and equipment	1,750	2,083	1,961
Orders for research and development work	37	40	-
Non-cancelable lease commitments	845	767	632
Securities subscription and purchase commitments [1]	131	217	-
Total	2,763	3,107	2,593
Finance companies			
Financing commitments to customers	1,045	1,012	789
Guarantees given on behalf of customers and credit institutions	101	69	69
Other securities-related commitments	-	290	-
Total	1,146	1,371	858
Other guarantees given	246	202	245
Pledged or mortgaged assets	498	458	973

(1) This commitment relates to the Chinese company Dongfeng Peugeot Citroën Automobile - DPCA, accounted for by the equity method.

2. Details of pledged assets as of December 31, 2003

(in millions of euros)	Expiry date	Value
Intangible assets	N/A	N/A
Property, plant and equipment	Indefinite	21
Investments		
	2004	57
	2005	21
	2006	4
	2007	129
	2008	94
	>2008	172
		477
	Total	**498**
Total assets		58,064
	%	**0.9%**

c) Contingencies

1. Tax audit risks

Group companies in France and in other countries are subject to regular tax audits. Potential reassessments resulting from these audits are reserved for. Reassessments by the tax authorities in the European Union usually relate to transfer prices. The Group considers that any such transfer price problems will be settled under the procedures provided for in international tax treaties and it should therefore be possible to avoid additional taxation.

2. End-of-life vehicles

European Directive 2000/53/EC of September 18, 2000 on end-of-life vehicles provides that:

"Member States shall take the necessary measures to ensure that the delivery of the vehicle to an authorized treatment facility (...) occurs without any cost for the last holder and/or owner (...).

Member States shall take the necessary measures to ensure that producers meet all, or a significant part of, the costs of the implementation of this measure and/or take back end-of life vehicles (...),

- as from July 1, 2002 for vehicles put on the market as from this date,
- as from January 1, 2007 for vehicles put on the market before July 1, 2002."

As of December 31, 2003 eight countries had fully transposed this Directive into national legislation:

- For France, Spain, Italy, Portugal, Austria and Norway, current estimations show that any residual costs payable by the Group are not expected to be material.
- For Germany and the Netherlands, a €45 million reserve has been booked.

Certain countries such as Belgium, Denmark and Sweden have applied specific regulations concerning end-of-life vehicles for several years. Current commitments under these regulations do not give rise to any material residual costs for the Group.

In November 2003, the United Kingdom transposed the Directive, but only for vehicles put on the market since July 1, 2002. The latter should not give rise to any material residual costs for the Group.

The actual costs that will be incurred for vehicles put on the market in the United Kingdom before July 1, 2002 and actual costs incurred in the other European countries cannot yet be reliably determined as no regulations are currently available.

3. European Commission inquiry in process

In 1999, the European Commission undertook an investigation of Automobiles Peugeot and Automobiles Citroën, and in 2003 opened up another investigation of Automobiles Peugeot, including its German and Dutch subsidiaries. The purpose is to look for any practices that might restrict cross-border sales in Europe. As of December 31, 2003, Automobiles Peugeot had not received any notice of claim.

Note 50. Maturities of commitments

The Group's commitments analyzed by maturity in the tables below are reported in the following notes:

- Long-term debt of manufacturing and sales companies - notes 33 a) and 33 d).
- Financing liabilities of finance companies - note 35 a).
- Lines of credit - note 42.
- Off-balance sheet commitments - note 49.

a) Contractual commitments

1. Manufacturing and sales companies

(in millions of euros)	Payments due by period			
	Total	Within 1 year	1 to 5 years	More than 5 years
Borrowings	3,879	270	1,279	2,330
Obligations under finance leases	219	31	88	100
Commitments under operating leases	845	146	376	323
Irrevocable purchase commitments	1,918	1,900	18	-
Total	6,861	2,347	1,761	2,753

2. Finance companies

(in millions of euros)	Payments due by period			
	Total	Within 1 year	1 to 5 years	More than 5 years
Borrowings	17,896	7,465	9,940	491
Total	17,896	7,465	9,940	491

b) Other commercial commitments

1. Manufacturing and sales companies

(in millions of euros)	Commitments by period			
	Total	Within 1 year	1 to 5 years	More than 5 years
Confirmed lines of credit not utilized (commitments received)	(9,195)	(545)	(8,650)	-
Guarantees – commitments given	744	133	384	227

2. Finance companies

Financing commitments given to customers by the finance companies in the amount of €1,045 million have no fixed maturity.

Note 51. Earnings per share

a) Basic earnings per share are calculated on the basis of the average number of common shares outstanding during the year.

The average number of shares is calculated by taking into account the number of shares issued and canceled during the period and the number of shares held in treasury stock (excluding shares acquired for allocation on exercise of stock options, which are carried in the balance sheet under "Short-term investments" (note 29 i).

b) In 2003, as in 2002, there were no potentially dilutive instruments outstanding. In 2001, the residual dilutive effect of the convertible debenture, maturing on December 31, 2000 was €0.02. Diluted earnings per share was €6.40, compared with basic earnings per share of €6.42.

Note 52. Directors' compensation

(in millions of euros)	2003	2002	2001
Compensation paid to:			
- members of the management bodies	7.3	7.8	6.7
- members of the Supervisory Board	0.7	0.5	0.5
Total	**8.0**	**8.3**	**7.2**

Members of management bodies include members of the Managing Board, the Executive Committee and Senior Management.

As of December 31, 2003, members of the Group's management bodies held 1,373,600 options to purchase shares of Peugeot S.A. granted under the plans set up since 1999 for certain managers and officers.

As of December 31, 2002, members of the Group's management bodies held 977,600 options to purchase shares of Peugeot S.A. granted under the plans set up since 1999 for certain managers and officers.

As of December 31, 2001, members of the Group's management bodies held 711,600 options to purchase shares of Peugeot S.A. granted under the plans set up in 1999, 2000 and 2001.

Note 53. Auditors' fees

Fees paid to the Group's statutory auditors and other audit firms break down as follows for 2003:

(in millions of euros)	Price Waterhouse Coopers		Constantin		Ernst & Young		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
AUDIT										
Statutory audit and contractual audits	7.9	7.3	1.1	0.9	0.8	0.8	0.1	0.1	9.9	9.1
Other engagements	1.4	2.2	-	-	0.1	0.3	-	-	1.5	2.5
Sub-total	**9.3**	**9.5**	**1.1**	**0.9**	**0.9**	**1.1**	**0.1**	**0.1**	**11.4**	**11.6**
% of total	*84%*	*86%*	*100%*	*100%*	*69%*	*69%*	*100%*	*100%*	*84%*	*85%*
OTHER SERVICES										
Tax and legal	1.7	1.4	-	-	0.3	0.3	-	-	2.0	1.7
Internal audit	-	0.1	-	-	0.1	0.1	-	-	0.1	0.2
Other advisory services	0.1	0.1	-	-	-	0.1	-	-	0.1	0.2
Sub-total	**1.8**	**1.6**	-	-	**0.4**	**0.5**	-	-	**2.2**	**2.1**
% of total	*16%*	*14%*	*0%*	*0%*	*31%*	*31%*	*0%*	*0%*	*16%*	*15%*
Total	**11.1**	**11.1**	**1.1**	**0.9**	**1.3**	**1.6**	**0.1**	**0.1**	**13.6**	**13.7**
o/w Automotive equipment division	*4.0*	*5.0*	-	-	*1.2*	*1.6*	-	-	*5.2*	*6.6*
o/w other divisions	*7.1*	*6.1*	*1.1*	*0.9*	*0.1*	-	*0.1*	*0.1*	*8.4*	*7.1*

Note 54. Subsequent events

None

Five-year consolidated statement of income

(in millions of euros)	2003	2002	2001	2000	1999
MANUFACTURING AND SALES COMPANIES					
Net sales	**52,683**	**52,906**	**50,288**	**42,978**	**36,740**
Operating expenses					
Cost of goods and services sold	(40,558)	(40,196)	(38,647)	(31,946)	(27,443)
Selling, general and administrative expenses	(8,250)	(8,251)	(7,504)	(7,550)	(6,408)
Research and development costs	(2,098)	(1,865)	(1,733)	(1,625)	(1,457)
	(50,906)	**(50,312)**	**(47,884)**	**(41,121)**	**(35,308)**
Operating margin	**1,777**	**2,594**	**2,404**	**1,857**	**1,432**
Early-termination plan costs	**(19)**	**(158)**	**(31)**	**32**	**(431)**
Other income and (expenses), net					
Restructuring costs	(42)	(124)	(115)	(41)	(54)
Interest income (expense), net	(23)	(25)	(48)	86	(22)
Other income and (expense), net	209	22	193	21	(1)
	144	**(127)**	**30**	**66**	**(77)**
Income before tax of fully-consolidated companies	**1,902**	**2,309**	**2,403**	**1,955**	**924**
Income taxes	(563)	(666)	(750)	(601)	(251)
Net income of fully-consolidated manufacturing and sales companies	**1,339**	**1,643**	**1,653**	**1,354**	**673**
FINANCE COMPANIES					
Revenues					
From third parties	1,555	1,530	1,375	1,203	1,067
From Group manufacturing and sales companies	*169*	*170*	*212*	*184*	*127*
	1,724	**1,700**	**1,587**	**1,387**	**1,194**
Operating expenses	**(1,306)**	**(1,381)**	**(1,339)**	**(1,123)**	**(952)**
Operating margin	**418**	**319**	**248**	**264**	**242**
Other income and (expenses), net	**(5)**	**(3)**	**(4)**	**(3)**	**(7)**
Income before tax of fully-consolidated companies	**413**	**316**	**244**	**261**	**235**
Income taxes	(122)	(111)	(85)	(112)	(105)
Net income of fully-consolidated finance companies	**291**	**205**	**159**	**149**	**130**
Net income of fully-consolidated companies	**1,630**	**1,848**	**1,812**	**1,503**	**803**
Net earnings of companies at equity	46	22	9	19	31
Amortization of goodwill	(158)	(163)	(140)	(199)	(60)
Net income before minority interests	**1,518**	**1,707**	**1,681**	**1,323**	**774**
Income (loss) attributable to minority interests	(21)	(17)	10	(11)	(45)
Net income	**1,497**	**1,690**	**1,691**	**1,312**	**729**
Basic earnings per €1 par value share					
- average number of common shares outstanding	243,902,478	254,201,332	263,357,148	261,283,962	284,425,614
- in euros, per share	6.14	6.65	6.42	5.02	2.56

Five-year consolidated balance sheet - Assets

(in millions of euros)	2003	2002	2001	2000	1999
MANUFACTURING AND SALES COMPANIES					
Goodwill	**1,964**	**2,120**	**2,225**	**1,054**	**1,215**
Intangible assets	**181**	**194**	**183**	**136**	**105**
Property, plant and equipment	**12,158**	**11,545**	**11,461**	**10,359**	**9,454**
Investments					
Receivables and investment securities	591	929	624	1,110	1,172
Investments in companies at equity	550	351	215	203	194
Shares in non-consolidated companies	63	85	238	254	128
Loans to Group finance companies	-	-	-	*339*	*575*
	1,204	**1,365**	**1,077**	**1,906**	**2,069**
Other non-current assets					
Long-term deferred income taxes	415	308	184	86	118
Other non-current assets	239	257	204	176	231
	654	**565**	**388**	**262**	**349**
Current operating assets					
Inventories	6,660	6,167	6,218	5,171	4,100
Accounts and notes receivable	3,363	3,381	3,451	2,962	2,642
Short-term income tax assets	702	980	935	485	361
Other receivables	2,636	2,619	2,585	2,207	1,794
Receivables from Group finance companies	*210*	*238*	*306*	*311*	*162*
	13,571	**13,385**	**13,495**	**11,136**	**9,059**
Current financial assets					
Loans	301	397	260	207	186
Short-term investments	937	1,089	1,013	1,246	1,030
Cash and cash equivalents	4,880	4,532	5,520	3,143	3,118
Current account balances from Group finance companies	*205*	*97*	*123*	*1,077*	*1,707*
	6,323	**6,115**	**6,916**	**5,673**	**6,041**
Total manufacturing and sales companies	36,055	35,289	35,745	30,526	28,292
FINANCE COMPANIES					
Goodwill	**75**	**80**	**86**	**90**	**95**
Non-current assets					
Intangible assets	42	30	21	20	7
Property, plant and equipment	51	51	52	131	126
Shares in non-consolidated companies	13	-	-	-	-
Long-term deferred income taxes	40	47	29	28	25
Investment securities	185	186	187	187	344
Other	45	16	19	38	19
	376	**330**	**308**	**404**	**521**
Accounts receivable					
Finance receivables	17,185	15,732	15,740	14,155	12,182
Other customer loans	112	295	242	205	309
Receivables from manufacturing and sales companies	*139*	*208*	*241*	*299*	*323*
	17,436	**16,235**	**16,223**	**14,659**	**12,814**
Other operating assets					
Short-term income tax assets	84	63	53	16	17
Other receivables	953	923	742	550	512
Receivables from manufacturing and sales companies	*79*	*65*	*41*	*99*	*216*
	1,116	**1,051**	**836**	**665**	**745**
Current financial assets					
Short-term investments	2,268	2,261	1,406	31	99
Cash and cash equivalents	738	762	811	251	231
Receivables from manufacturing and sales companies	-	-	*1*	*13*	-
	3,006	**3,023**	**2,218**	**295**	**330**
Total finance companies	22,009	20,719	19,671	16,113	14,505
TOTAL ASSETS	58,064	56,008	55,416	46,639	42,797

Five-year consolidated balance sheet - Liabilities and stockholders' equity

(in millions of euros)	2003	2002	2001	2000	1999
Stockholders' equity					
Common stock	243	259	259	278	273
Capital in excess of par value of stock	-	-	-	276	149
Retained earnings	12,364	11,875	10,479	9,515	8,383
Treasury stock	(16)	(568)	(51)	(507)	(250)
Cumulative translation adjustment	(727)	(582)	(405)	(201)	(223)
	11,864	**10,984**	**10,282**	**9,361**	**8,332**
MANUFACTURING AND SALES COMPANIES					
Minority interests	**617**	**640**	**689**	**579**	**585**
Non-current liabilities					
Long-term deferred income tax liabilities	1,329	1,104	1,163	1,129	1,187
Reserves for contingencies and liabilities	1,623	1,727	1,394	1,322	1,459
Other long-term liabilities	96	95	69	70	68
	3,048	**2,926**	**2,626**	**2,521**	**2,714**
Long-term debt	**3,609**	**3,499**	**3,635**	**1,977**	**2,653**
Current liabilities					
Accounts and notes payable	10,021	9,912	9,173	8,503	7,117
Short-term income tax liabilities	368	646	808	625	185
Other payables	5,401	5,228	5,409	4,413	4,389
Due to Group finance companies	*96*	*84*	*86*	*117*	*97*
	15,886	**15,870**	**15,476**	**13,658**	**11,788**
Short-term debt					
Convertible debentures	-	-	-	113	-
Current portion of long-term debt	270	311	299	408	566
Short-term financing and bank overdrafts	2,350	2,451	3,920	2,924	2,470
Bank overdrafts from Group finance companies	*122*	*189*	*197*	*293*	*442*
	2,742	**2,951**	**4,416**	**3,738**	**3,478**
Total manufacturing and sales companies	25,902	25,886	26,842	22,473	21,218
FINANCE COMPANIES					
Minority interests	**70**	**91**	**103**	**79**	**64**
Subordinated perpetual securities	**-**	**-**	**-**	**-**	**183**
Non-current liabilities					
Long-term deferred income tax liabilities	170	150	122	119	81
Reserves for contingencies and liabilities	53	53	45	31	31
Subordinated and other debt	64	108	113	113	110
	287	**311**	**280**	**263**	**222**
Financing liabilities					
Bank borrowings	5,887	6,643	5,503	4,084	3,268
Other borrowings	12,009	10,426	10,597	7,451	6,133
Bank overdrafts	169	145	172	440	242
Current account advances from manufacturing and sales companies	-	-	-	*1,279*	*1,730*
	18,065	**17,214**	**16,272**	**13,254**	**11,373**
Customer deposits					
Customer deposits	191	200	212	161	57
Deposits from Group manufacturing and sales companies	*132*	*97*	*123*	*159*	*311*
	323	**297**	**335**	**320**	**368**
Other operating liabilities					
Short-term income tax liabilities	75	64	106	43	49
Other payables	1,195	923	890	556	585
Due to Group manufacturing and sales companies	*283*	*238*	*306*	*290*	*403*
	1,553	**1,225**	**1,302**	**889**	**1,037**
Total finance companies	20,298	19,138	18,292	14,805	13,247
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	58,064	56,008	55,416	46,639	42,797

Five-year consolidated statement of cash flows

(in millions of euros)	2003	2002	2001	2000	1999
MANUFACTURING AND SALES COMPANIES					
Net income of fully-consolidated companies	1,339	1,643	1,653	1,354	673
Adjustments to reconcile net income to net cash provided by operations					
- Depreciation and amortization	2,214	2,165	1,974	1,877	1,771
- Net increase (decrease) in allowances and reserves	(29)	352	8	(158)	264
- Change in long-term deferred income taxes	115	(80)	(107)	(32)	(14)
- (Gains) losses on disposals of assets and other	(113)	(38)	(97)	186	(17)
Dividends received from companies at equity	21	17	9	(6)	5
Working capital provided by operations	**3,547**	**4,059**	**3,440**	**3,221**	**2,682**
Change in operating assets and liabilities	(224)	330	(422)	(238)	1,354
Net cash provided by operations - manufacturing and sales companies	3,323	4,389	3,018	2,983	4,036
Proceeds from disposals of investments in non-consolidated companies	6	5	23	23	5
Proceeds from disposals of subsidiaries	-	-	-	30	91
Proceeds from disposals of property, plant and equipment	142	172	443	100	179
Capital expenditure	(3,007)	(2,790)	(2,938)	(2,898)	(1,971)
Acquisitions of shares in subsidiaries	(225)	(56)	(1,575)	(18)	(259)
Investments in non-consolidated companies	(19)	(25)	(33)	(164)	(5)
Effect of changes in scope of consolidation and other	(20)	(268)	54	(134)	(31)
Net cash used by investing activities - manufacturing and sales companies	(3,123)	(2,962)	(4,026)	(3,061)	(1,991)
FINANCE COMPANIES					
Net income of fully-consolidated companies	291	205	159	149	130
Adjustments to reconcile net income to net cash	52	34	1	73	84
Working capital provided by operations	**343**	**239**	**160**	**222**	**214**
Change in operating assets and liabilities	(92)	(282)	325	(887)	(344)
Net cash provided (used) by operations - finance companies	251	(43)	485	(665)	(130)
Net cash (used) provided by investing activities - finance companies	(52)	80	68	104	(56)
GROUP					
Dividends paid:					
- to Peugeot S.A. stockholders	(325)	(294)	(217)	(118)	(73)
- to minority stockholders of consolidated companies	(41)	(43)	(13)	(12)	(37)
Issuance of shares	-	-	109	132	3
Purchases of treasury stock	(147)	(517)	(458)	(257)	(953)
Buybacks of convertible debentures	-	-	-	(555)	-
Change in other financial assets and liabilities	428	(1,666)	3,872	1,468	1,266
Other	14	46	123	38	186
Net cash (used) provided by financing activities	(71)	(2,474)	3,416	696	392
Effect of exchange rate changes	(4)	(27)	(24)	(12)	20
Increase (decrease) in cash and cash equivalents	324	(1,037)	2,937	45	2,271
Cash and cash equivalents at beginning of period	5,294	6,331	3,394	3,349	1,078
CASH AND CASH EQUIVALENTS AT PERIOD-END	5,618	5,294	6,331	3,394	3,349

PSA PEUGEOT CITROËN

Incorporated in France with issued capital of 243,109,146 euros
Governed by a Managing Board and a Supervisory Board

Head Office at 75, avenue de la Grande-Armée - 75116 Paris - France
Registered in Paris B 552 100 554 - Siret 552 100 554 00021
Telephone: 33 (1) 40 66 55 11 - Fax: 33 (1) 40 66 54 14

Internet: www.psa-peugeot-citroen.com

PSA PEUGEOT CITROËN

Financial Information

February 11, 2004

PSA PEUGEOT CITROËN

2003: A resilient performance – Operating margin of 4%
2004: A year of transition – Moderate sales growth and operating margin around the same as in 2003

2003 HIGHLIGHTS

PSA Peugeot Citroën's 2003 results demonstrated firm resilience in a difficult environment shaped by lower demand in Europe, particularly in France, and by the highly negative impact of the stronger euro.

- Peugeot and Citroën worldwide sales totaled 3,286,100 units, versus 3,267,500 units in 2002.
- Consolidated operating margin stood at €2,195 million, representing 4% of sales, compared with €2,913 million in 2002.
- Net income amounted to €1,497 million, versus €1,690 million in 2002.
- Earnings per share came to €6.14 versus €6.65 in 2002.
- The net financial position of the manufacturing and sales companies as of December 31, 2003 represented a positive €563 million, compared with €594 million at end-2002.

2003 RESULTS

Sales

Consolidated sales for 2003 totaled €54,238 million. The 0.4% decline compared with 2002 was entirely due to the fall in all of the Group's operating currencies against the euro. Excluding the currency effect, consolidated sales rose 1.5%.

Automobile Division sales edged back 0.6% to €43,684 million at current exchange rates but rose 1% at constant rates, in line with the growth in worldwide unit sales.

Banque PSA Finance reported revenues of €1,724 million, up 1.4% over 2002. As of December 31, 2003, the finance companies' total outstanding loans stood at €19.6 billion, 4.8% higher than the year-earlier figure.

Gefco's revenues amounted to €2,742 million, an increase of 3.6%, or 4.4% excluding the currency effect.

Faurecia's sales totaled €10,123 million, an increase of 2.6% based on reported figures and 8.3% on a comparable basis (excluding changes in exchange rates, scope of consolidation and the price of precious metals included in exhaust systems).

Results

Consolidated operating margin contracted 24.6% to €2,195 million in 2003 from €2,913 million in 2002, and represented 4% of sales versus 5.4% the previous year. Operating margin is still stated after expensing research and development costs incurred during the year, unlike the margins of the Group's main European competitors, which capitalize these costs and amortize them through the income statement over several years. Based on these companies' published financial statements for 2002 and the first half of 2003, the practice of capitalizing R&D costs increases their operating margin by around one point.

Automobile Division operating margin contracted to €1,281 million from €2,183 million in 2002, primarily due to the stronger euro and an adverse change in the sales mix caused mainly by the sharp drop in the French market.

Gefco's operating margin climbed 6.7% to €143 million from €134 million, and represented 5.2% of sales versus 5.1%.

Faurecia ended the year with operating margin of €303 million compared with €256 million in 2002. The margin rate rose to 3% of sales from 2.6%.

Earnings from companies at equity rose to €46 million from €22 million, including a €32 million contribution from Dongfeng Peugeot Citroën Automobile in China.

Net income for the year totaled €1,497 million versus €1,690 million in 2002. Earnings per share amounted to €6.14 compared with €6.65, a decline of 7.7% which can be viewed as limited, in light of last year's unfavorable economic environment and adverse exchange rate movements.

Balance Sheet

Working capital provided by operations of the manufacturing and sales companies contracted by 12.6% to €3,547 million, representing 6.7% of sales.

Capital expenditure, dedicated primarily to new model launches and the Group's international expansion, totaled €3,007 million. In addition to these outlays, the Group provided capital of €73 million to Dongfeng Peugeot Citroën Automobile and €118 million to Toyota Peugeot Citroën Automobile.

The share buyback program was pursued in 2003, taking advantage of market opportunities while maintaining the net cash position at the manufacturing and sales companies. A total of 4,894,675 shares were bought back during the year at an average price of €38.08 per share, representing a total investment of €186 million. As of December 31, 2003, the Group held 4,086,884 Peugeot S.A. shares, representing 1.68% of issued capital.

As of December 31, 2003, the manufacturing and sales companies had net cash of €563 million, more or less unchanged from the €594 million held as of end-2002.

2004 OUTLOOK

According to Group projections, environment is unlikely to improve during the first half of 2004 either for automobile demand in France and the rest of Europe or for the euro. During the period, PSA Peugeot Citroën will focus on managing the major launch of the Peugeot 407 and preparing the introduction of a large number of new models and engines in the second half of the year. In the first months of 2004, the Group expects sales performance in Europe and overall business results to remain at a level close to that of the second half of 2003.

The second half of 2004 should see an upturn in Automobile Division performance, with the new model launches having a significant impact on market share and margins. Continued improvement is also expected in the results of the other divisions, especially Faurecia and Banque PSA Finance.

Forecasts for the year as a whole point to moderate sales growth and operating margin about the same as in 2003. All in all, 2004 will be a year of transition, paving the way for a return to more resounding growth in 2005.

PSA PEUGEOT CITROËN

(number of vehicles)	2002	2003
Worldwide sales	3,267,500	3,286,100
Worldwide production	3,262,100	3,309,100

CONSOLIDATED SALES

(millions of euros)	2002	2003
Automobile	43,951	43,684
Banque PSA Finance	1,700	1,724
Gefco	2,646	2,742
Faurecia	9,866	10,123
Other businesses	1,003	968
Intercompany eliminations	(4,730)	(5,003)
Total PSA Peugeot Citroën	54,436	54,238

CONSOLIDATED RESULTS

(millions of euros)	2002	2003
Net sales	54,436	54,238
Operating margin	2,913	2,195
Pre-tax income of fully-consolidated companies	2,625	2,315
Net income before minority interests	1,707	1,518
Net income	1,690	1,497

FINANCING AND BALANCE SHEET

(millions of euros)	2002	2003
Working capital provided by operations	4,298	3,890
Gross capital expenditure	2,802	3,020
Net assets	10,984	11,864
Net financial position of manufacturing and sales companies	594	563

PSA PEUGEOT CITROËN

Number of employees	198,600	199,900